Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Thunder Bridge Acquisition, Ltd.,

TB Acquisition Merger Sub LLC,

Hawk Parent Holdings LLC, and

CC Payment Holdings, L.L.C., as the Company Securityholder Representative,

Dated as of January 21, 2019

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BETWEEN REPAY HOLDINGS, LLC AND THE RECIPIENT HEREOF AND, IF APPLICABLE, ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

i

Exhibits:

Exhibit A	Form of Merger Sub Equity Holder Written Consent
Exhibit B	Waiver Agreement
Exhibit C	Parent Sponsor Director Support Agreements
Exhibit D-1	Company Sponsor Support Agreement
Exhibit D-2	Company Sponsor Director Support Agreements
Exhibit D-3	Company Equity Holder Support Agreements
Exhibit E	Parent Sponsor Letter
Exhibit F	Form of Surviving Company Amended and Restated Limited Liability Company Agreement
Exhibit G	Form of Exchange Agreement
Exhibit H	Form of Tax Receivable Agreement
Exhibit I	Form of Registration Rights Agreement
Exhibit J	Form of Simanson Stockholders Agreement
Exhibit K	Form of Organization Agreement
Exhibit L	Form of Surviving Pubco Class V Share Subscription and Distribution Agreement
Exhibit M	Form of Company Sponsor Stockholders Agreement
Exhibit N	Form of Founder Stockholders Agreement
Exhibit O	Form of Letter of Transmittal
Exhibit P	Form of Paying and Exchange Agent Agreement
Exhibit Q	Form of Surviving Pubco Charter
Exhibit R	Form of Surviving Pubco Bylaws
Exhibit S	Form of Escrow Agreement

Schedules:

Schedule 10.1(ee)	Company Knowledge Persons
Schedule 10.1(gggg)	Parent Knowledge Persons

Company Disclosure Schedule

Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 21st day of January, 2019, by and among Thunder Bridge Acquisition Ltd., a Cayman Islands exempted company (“Parent”), TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), Hawk Parent Holdings LLC, a Delaware limited liability company (the “Company”) and, solely in its capacity as the Company Securityholder Representative, CC Payment Holdings, L.L.C., a Delaware limited liability company (the “Company Securityholder Representative”). Parent, Merger Sub, the Company and the Company Securityholder Representative may be referred to herein, collectively, as the “Parties” and, individually, as a “Party”.

RECITALS

WHEREAS, upon the terms and subject to the conditions hereof, (i) simultaneously with the Effective Time (as defined below), Parent will domesticate into a Delaware corporation (the “Surviving Pubco”) in accordance with the applicable provisions of the Companies Law (2018 Revision) of the Cayman Islands (as amended, the “Companies Law”) and the General Corporation Law of the State of Delaware (as amended, the “DGCL”) (such domestication, including filing of the certificate of corporate domestication and the certificate of incorporation and the change of Parent’s name in connection therewith, the “Domestication”) and (ii) at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) with the Company being the surviving limited liability company (the “Surviving Company”);

WHEREAS, the respective boards of directors or other equivalent governing bodies of the Company, Parent and Merger Sub have each adopted and approved this Agreement and approved the consummation of the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) in accordance with the Delaware Limited Liability Company Act (as amended, the “DLLCA”), the Companies Law, the DGCL and the Organizational Documents of the Company, Parent, the Surviving Pubco and Merger Sub, as applicable;

WHEREAS, the board of directors of Parent has (i) determined that the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) are advisable and in the best interests of the Parent Equity Holders, (ii) resolved to submit this Agreement to the Parent Equity Holders for their approval and (iii) resolved to recommend adoption of this Agreement and the approval of the Transactions (including the Domestication, the Merger and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger) by the Parent Equity Holders;

WHEREAS, prior to the execution and delivery of this Agreement, the written consent attached hereto as Exhibit A (the “Merger Sub Equity Holder Written Consent”) approving and adopting this Agreement and the Merger was executed and delivered by Parent pursuant to the DLLCA and the Organizational Documents of Merger Sub pursuant to which Merger Sub Equity Holder Written Consent Merger Sub obtained the Merger Sub Equity Holder’s Approval;

WHEREAS, the board of managers of the Company has (i) determined that the Merger is advisable and in the best interests of the Company Equity Holders, (ii) resolved to submit this Agreement to the Company Equity Holders for their approval and (iii) resolved to recommend adoption of this Agreement and the approval of the Merger by the Company Equity Holders;

WHEREAS, following the Domestication, the holders of Parent Warrants shall, pursuant to the terms of the Parent Warrants, have the right (the “Surviving Pubco Warrants” and, with the Parent Public Warrants becoming “Surviving Pubco Public Warrants”) to purchase and receive, upon the basis and upon terms and conditions specified in such Parent Warrants and in lieu of the shares of Parent Common Stock immediately theretofore purchasable and receivable upon the exercise of rights represented thereby, the number of Surviving Pubco Class A Shares receivable in connection with the Domestication that the holder of such Parent Warrants would have received if such holder had exercised his, her or its Parent Warrant(s) immediately prior to the Domestication;

WHEREAS, concurrently with the execution of this Agreement, the Parent Sponsor has entered into a waiver agreement, (the “Waiver Agreement”), a copy of which is attached as Exhibit B hereto, pursuant to which the Parent Sponsor has agreed to waive certain anti-dilution protections in Parent’s Amended and Restated Memorandum and Articles of Association with respect to the Parent Class B Shares owned by the Parent Sponsor subject to the consummation of the Closing;

WHEREAS, concurrently with the execution of this Agreement, certain members of the Parent Sponsor who will serve as Post-Closing Directors have entered into support agreements (the “Parent Sponsor Director Support Agreements”), copies of which are attached as Exhibit C hereto, pursuant to which each such member of the Parent Sponsor has agreed to certain non-solicitation and non-competition covenants in favor of the Company (and, following the Closing, the Surviving Pubco and the Surviving Company);

WHEREAS, concurrently with the execution of this Agreement, (i) the Company Sponsor has entered into a support agreement (the “Company Sponsor Support Agreement”), a copy of which is attached as Exhibit D-1 hereto, pursuant to which the Company Sponsor has agreed to certain non-solicitation and lock-up covenants in favor of Parent (and, following the Closing, the Surviving Pubco and the Surviving Company) and to vote its Company Interests in favor of the Merger and the other Transactions, and (ii) certain employees of an Affiliate of the Company Sponsor who will serve as Post-Closing Directors have entered into support agreements (the “Company Sponsor Director Support Agreements”), copies of which are attached as Exhibit D-2 hereto, pursuant to which each such Person has agreed to certain non-solicitation and non-competition covenants in favor of the Company (and, following the Closing, the Surviving Pubco and the Surviving Company);

WHEREAS, concurrently with the execution of this Agreement, certain Company Equity Holders who will serve as Post-Closing Directors have entered into support agreements with Parent (the “Company Equity Holder Support Agreements” and, together with the Company Sponsor Support Agreement, the “Company Support Agreements”), copies of which are attached as Exhibit D-3 hereto, pursuant to which each such Company Equity Holder has agreed to certain non-solicitation, non-competition and lock-up covenants in favor of Parent (and, following the Closing, the Surviving Pubco and the Surviving Company) and to vote its Company Interests in favor of the Merger and the other Transactions; and

WHEREAS, concurrently with the execution of this Agreement, the Parent Sponsor has entered into a letter agreement with Parent and the Company (the “Parent Sponsor Letter”), a copy of which is attached as Exhibit E hereto, pursuant to which Parent Sponsor has agreed to subject its Parent Class B Shares (including any Surviving Pubco Class A Shares issued in exchange therefore in the Domestication) to potential vesting limitations and to certain other obligations.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER; Closing

1.1 Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with Section 18-209 of the DLLCA, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Company shall continue as the surviving limited liability company in the Merger. Any reference in this Agreement to the Company for periods from and after the Effective Time will be deemed to include the Surviving Company.

1.2 Location and Date. The consummation of the transactions contemplated pursuant to this Agreement, including the Transactions (the “Closing”), shall take place by remote exchange of signatures and documents or at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017 at 10:00 a.m., Eastern Time, on the third (3rd) Business Day following the date on which all conditions to the Closing shall have been satisfied or waived (other than those that by their terms are not contemplated to be satisfied until the time of the Closing, but subject to the fulfillment or waiver of such conditions at the time of the Closing), or such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. In connection with the Closing, the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of State of the State of Delaware, unless Parent and the Company Securityholder Representative shall agree and specify a subsequent date or time (the time at which the Merger becomes effective, the “Effective Time”).

1.4 Effects of Merger. The Merger will have the effects provided in this Agreement and the applicable provisions of the DLLCA.

1.5 Organizational Documents of the Surviving Company. At the Effective Time, the certificate of formation of the Company shall become the certificate of formation of the Surviving Company and the limited liability company agreement of the Company shall be amended and restated in the form attached hereto as Exhibit F (the “Surviving Company Amended and Restated Limited Liability Company Agreement”), which shall become the limited liability company agreement of the Surviving Company, in each case until thereafter amended in accordance with the DLLCA and as provided in such certificate of formation or limited liability company agreement, as applicable.

1.6 Directors, Managers and Officers of the Surviving Company. The officers of the Company shall, from and after the Effective Time, become officers of the Surviving Company until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company and applicable Law. From and after the Effective Time, the sole manager of the Surviving Company shall be the Surviving Pubco, which shall be the managing member of the Surviving Company (and all members of the board of managers of the Company immediately prior to the Effective Time shall be removed as of the Effective Time), until the Organizational Documents of the Surviving Company are thereafter amended in accordance with the DLLCA and as provided in such Organizational Documents.

1.7 Company Securityholder Representative.

(a) By (i) the adoption of this Agreement by the Company Equity Holders representing greater than 50% in interest of the Company Interests, and/or (ii) any Company Equity Holder’s acceptance of any consideration pursuant to this Agreement and/or (iii) as set forth in each Letter of Transmittal executed and delivered by a Company Equity Holder in accordance with the requirements of this Agreement, the Company Equity Holders hereby irrevocably (subject only to Section 1.7(d)) appoint the Company Securityholder Representative as the representative, attorney-in-fact and agent of the Company Equity Holders in connection with the Transactions and in any litigation or arbitration involving this Agreement or the Transaction Documents. In connection therewith, the Company Securityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Securityholder Representative shall deem necessary or appropriate, and shall have the power and authority to, in each case, in the name and on behalf of the Company Equity Holders (in each case, to the extent of such Company Equity Holder’s capacity as such and, for clarity, not with respect to any employment or similar matters):

(i) act for some or all of the Company Equity Holders with regard to all matters pertaining to this Agreement and the Transaction Documents;

(ii) act for the Company Equity Holders to transact matters of litigation or arbitration with regard to all matters pertaining to this Agreement and the Transaction Documents;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Securityholder Representative deems necessary or appropriate in connection with the consummation of the Transactions, including, without limitation, the Surviving Company Amended and Restated Limited Liability Company Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and the Founder Stockholders Agreement;

(iv) receive funds, make payments of funds and give receipts for funds;

(v) do or refrain from doing, on behalf of the Company Equity Holders, any further act or deed that the Company Securityholder Representative deems necessary or appropriate in the Company Securityholder Representative’s discretion relating to the subject matter of this Agreement and the Transaction Documents, in each case as fully and completely as the Company Equity Holders could do if personally present;

(vi) give and receive all notices required to be given or received by the Company Equity Holders under this Agreement and the Transaction Documents;

(vii) give any written direction to the Escrow Agent or the Paying and Exchange Agent on behalf of any Company Equity Holder;

(viii) agree to, negotiate and/or comply with the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment and any NCP Contingent Payment Amount pursuant to Section 2.5;

(ix) agree to, negotiate and/or comply with the determination of any Earn Out Units issuable pursuant to Section 2.6; and

(x) receive service of process in connection with any claims under this Agreement and the Transaction Documents.

(b) The Company Securityholder Representative Expense Amount shall be maintained by the Company Securityholder Representative in a segregated account. No bond shall be required of the Company Securityholder Representative by any Company Equity Holder. The Company Securityholder Representative shall not be paid any fee for services to be rendered hereunder but shall be reimbursed on demand for reasonable out-of-pocket expenses incurred in the performance of the Company Securityholder Representative’s duties (including the reasonable fees and expenses of counsel) under this Agreement from the Company Securityholder Representative Expense Amount. Upon the determination of the Company Securityholder Representative that retaining any portion of the Company Securityholder Representative Expense Amount is no longer necessary, the Company Securityholder Representative shall deliver any then-remaining portion of the Company Securityholder Representative Expense Amount to the Company Equity Holders in accordance with each Company Equity Holder’s pro rata share of the Estimated Merger Consideration as determined pursuant to Section 2.2(b)(ii). The Company Securityholder Representative shall hold, invest, reinvest and disburse the Company Securityholder Representative Expense Amount in trust for all of the Company Equity Holders, and the Company Securityholder Representative Expense Amount shall not be used for any other purpose and shall not be available to Parent or any of its Subsidiaries to satisfy any claims hereunder.

(c) The Company Securityholder Representative shall act for the Company Equity Holders on all of the matters set forth in this Agreement and the Transaction Documents in good faith and in the manner the Company Securityholder Representative believes to be in the best interest of the Company Equity Holders. The Company Securityholder Representative is authorized to act on behalf of the Company Equity Holders notwithstanding any dispute or disagreement among the Company Equity Holders. In taking any action as the Company Securityholder Representative, the Company Securityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Securityholder Representative reasonably believes to be authorized thereunto.

(d) In the event the Company Securityholder Representative becomes unable to perform the Company Securityholder Representative’s responsibilities hereunder or resigns from such position, the Company Securityholder Representative shall select another representative to fill the vacancy of the Company Securityholder Representative, and such substituted representative shall be deemed to be the Company Securityholder Representative for all purposes of this Agreement; provided, that if the Company Securityholder Representative has not selected a substitute representative at or prior to the time of such inability or resignation, the Company Equity Holders (acting by a written instrument signed by the Company Equity Holders who held, as of immediately prior to the Closing, a majority (by voting power) of the then-outstanding Company Interests) shall select such substitute representative. The Company Securityholder Representative may be removed only upon delivery of written notice to Parent (or, following the Closing, the Surviving Pubco) signed by the Company Equity Holders who, as of immediately prior to the Closing, held a majority (by voting power) of the then outstanding Company Interests; provided, that no such removal shall be effective until such time as a successor Company Securityholder Representative shall have been validly appointed hereunder. The Company Securityholder Representative shall provide Parent (or, following the Closing, the Surviving Pubco) prompt written notice of any replacement of the Company Securityholder Representative, including the identity and address of the new Company Securityholder Representative. Upon any replacement of the Company Securityholder Representative, the Company Securityholder Representative being replaced shall transfer to the new Company Securityholder Representative the balance of any unexpended Company Securityholder Representative Expense Amount.

(e) For all purposes of this Agreement:

(i) Parent (or, following the Closing, the Surviving Pubco) shall be entitled to rely conclusively on the instructions and decisions of the Company Securityholder Representative as to the settlement of any disputes or claims under this Agreement or the Transaction Documents, or any other actions required or permitted to be taken by the Company Securityholder Representative hereunder, and no Party shall have any cause of action against Parent (or, following the Closing, the Surviving Pubco) for any action taken by Parent (or, following the Closing, the Surviving Pubco) in reliance upon the instructions or decisions of the Company Securityholder Representative;

(ii) the provisions of this Section 1.7 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Equity Holder may have in connection with the Transactions; and

(iii) this Section 1.7 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, assignees and successors of each Company Equity Holder, and any references in this Agreement to a Company Equity Holder shall mean and include the successors to the rights of each applicable Company Equity Holder hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

(f) The Company Securityholder Representative shall not be liable for any liabilities, losses, claims, damages, costs or expenses (including legal expenses and costs) while acting in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement.

1.8 Certain Closing Deliveries.

(a) At the Closing, on the terms and conditions set forth in this Agreement, the Surviving Pubco shall deliver to the Company:

(i) a copy of the Escrow Agreement, duly executed by the Surviving Pubco and the Escrow Agent;

(ii) a copy of the Paying and Exchange Agent Agreement, duly executed by the Surviving Pubco and the Paying and Exchange Agent;

(iii) a copy of the Surviving Company Amended and Restated Limited Liability Company Agreement, duly executed by the Surviving Pubco;

(iv) a copy of the Exchange Agreement in the form attached hereto as Exhibit G, (with such changes therein as may be approved by the Company to decrease the frequency of exchange, increase the minimum required amount thereof or otherwise make changes thereto for the benefit of the Surviving Company and the Surviving Pubco, the “Exchange Agreement”), duly executed by the Surviving Pubco;

(v) a copy of the Tax Receivable Agreement in the form attached hereto as Exhibit H (the “Tax Receivable Agreement”), duly executed by the Surviving Pubco;

(vi) a copy of the Registration Rights Agreement in the form attached hereto as Exhibit I (the “Registration Rights Agreement”), duly executed by the Surviving Pubco;

(vii) a copy of the Simanson Stockholders Agreement in the form attached hereto as Exhibit J (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Simanson Stockholders Agreement”), duly executed by the Surviving Pubco and the Parent Sponsor;

(viii) a copy of the Organization Agreement in the form attached hereto as Exhibit K (the “Organization Agreement”), duly executed by the Surviving Pubco;

(ix) a copy of the Surviving Pubco Class V Share Subscription and Distribution Agreement substantially in the form of Exhibit L (the “Surviving Pubco Class V Share Subscription and Distribution Agreement”), duly executed by the Surviving Pubco; and

(x) written confirmation from each of the members of Parent Sponsor agreeing that upon liquidation of Parent Sponsor, they will be bound by the provisions of the Parent Sponsor Letter with respect to any of the Sponsor Escrow Shares (as defined in the Parent Sponsor Letter) and Escrow Earnings (as defined in the Parent Sponsor Letter) that they might otherwise be entitled to receive upon liquidation of Parent Sponsor.

(b) At the Closing, on the terms and conditions set forth in this Agreement, the Company shall deliver to the Surviving Pubco:

(i) a copy of the Escrow Agreement, duly executed by the Company Securityholder Representative on behalf of the Company Equity Holders and the Escrow Agent;

(ii) a copy of the Paying and Exchange Agent Agreement, duly executed by the Company Securityholder Representative on behalf of the Company Equity Holders and the Paying and Exchange Agent;

(iii) a copy of the Surviving Company Amended and Restated Limited Liability Company Agreement, duly executed by the Company Equity Holders;

(iv) a copy of the Exchange Agreement, duly executed by the Company and the Company Equity Holders;

(v) a copy of the Tax Receivable Agreement, duly executed by the Company Securityholder Representative and the Company Equity Holders;

(vi) a copy of the Registration Rights Agreement, duly executed by the Company Equity Holders;

(vii) a copy of the Company Sponsor Stockholders Agreement in the form attached hereto as Exhibit M (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Company Sponsor Stockholders Agreement”), duly executed by the Company Sponsor;

(viii) a copy of the Founder Stockholders Agreement in the form attached hereto as Exhibit N (with such changes to the terms thereof described in the last sentence of this Section 1.8, the “Founder Stockholders Agreement” and, together with the Simanson Stockholders Agreement and the Company Sponsor Stockholders Agreement, the “Stockholders Agreements”), duly executed by the applicable Company Equity Holders;

(ix) a copy of the Organization Agreement, duly executed by the Company; and

(x) a copy of the Surviving Pubco Class V Share Subscription and Distribution Agreement, duly executed by the Company.

If required by Nasdaq in order for the Surviving Pubco Class A Shares to be listed on Nasdaq immediately after the Closing, the stockholders party to a Stockholders Agreement will make such changes to such Stockholders Agreements as are required by Nasdaq; provided that in such event the parties to this Agreement will cooperate to ensure that such changes to the Stockholders Agreements preserve the current terms thereof and the relative rights of the parties to the Stockholders Agreement to the maximum extent possible.

(c) At or prior to the Closing, the Company shall deliver to Parent or the Surviving Pubco, as applicable, good standing certificates (or similar documents applicable for such jurisdictions) for the Company and each of its Subsidiaries certified as of a date no later than thirty (30) days prior to the Closing Date from the proper Governmental Authority of its jurisdiction of organization, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions and can be obtained within a reasonable period of time after request.

ARTICLE II

EFFECT OF the DOMESTICATION AND MERGER

2.1 Domestication. Upon the Domestication, by virtue of the Domestication and without any action on the part of Parent or any of the Parent Equity Holders:

(a) (i) Each Parent Class A Share issued and outstanding immediately prior to the Domestication shall remain outstanding and shall be automatically converted into one Surviving Pubco Class A Share and (ii) each certificate that evidenced Parent Class A Shares immediately prior to the Domestication (“Parent Class A Share Certificate”) shall instead represent a number of Surviving Pubco Class A Shares equal to the number of Parent Class A Shares evidenced by such Parent Class A Share Certificate; provided, however, that each Parent Class A Share Certificate owned by Public Stockholders who have validly elected to redeem their shares in connection with the Redemption shall entitle the holder thereof to receive only cash in an amount equal to the Redemption Price as provided for in the Trust Agreement and Parent’s Organizational Documents.

(b) (i) Each Parent Class B Share issued and outstanding immediately prior to the Domestication shall be automatically converted into one Surviving Pubco Class A Share, (ii) each certificate that evidenced Parent Class B Shares immediately prior to the Domestication (“Parent Class B Share Certificate”) shall instead represent a number of Surviving Pubco Class A Shares equal to the number of Parent Class B Shares evidenced by such Parent Class B Share Certificate and (iii) all rights in respect of all Parent Class B Shares shall cease to exist, other than the right to receive the Surviving Pubco Class A Shares in accordance with this Section 2.1(b).

(c) Each Parent Class A Share and Parent Class B Share held by Parent shall be automatically cancelled and no consideration shall be issued or paid in respect thereof.

2.2 Merger and Closing Payments.

(a) At the Closing, the Surviving Pubco shall:

(i) pay directly to the holders of all Unpaid Company Indebtedness all sums necessary and sufficient to fully pay, discharge and satisfy such Unpaid Company Indebtedness as is set forth on Section 2.2(a) of the Company Disclosure Schedule in accordance with payoff letters delivered to Parent prior to the Closing Date;

(ii) pay directly to each Person to whom any Unpaid Transaction Expenses are owed all sums necessary and sufficient to fully pay, discharge and satisfy all Unpaid Transaction Expenses as directed by the Company;

(iii) deposit with the Escrow Agent pursuant to the Escrow Agreement (x) the Adjustment Escrow Units in a segregated escrow account (the “Adjustment Unit Escrow Account”), (y) if there has not been either (A) a binding agreement between the Company and the applicable counterparties under the NCP Agreement or (B) a final and binding determination as to whether there is an NCP Contingent Payment Amount payable in accordance with the terms of the NCP Agreement, the Maximum NCP Contingent Payment Amount (the “NCP Contingent Payment Escrow Amount”) in a segregated escrow account (the “NCP Contingent Payment Escrow Account”) and (z) the Additional Escrow Amount in a segregated escrow account (the “Additional Escrow Account”), in each case to be disbursed as and to the extent provided in the Escrow Agreement;

(iv) pay directly to the Company Securityholder Representative the Company Securityholder Representative Expense Amount; and

(v) deposit (to the extent payable in cash, by wire transfer of immediately available funds) with the Paying and Exchange Agent (to such account or accounts of the Paying and Exchange Agent as the Paying and Exchange Agent shall designate in writing to Parent not less than two (2) Business Days prior to the Closing Date) for the benefit of the Company Equity Holders (A) an amount equal to the Cash Consideration and (B) the Estimated Equity Consideration;

provided, that, to the extent that the Company has Closing Cash in excess of $10,000,000, it shall use the Closing Cash to make the payments owed under clauses (i) and (ii) above.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the Surviving Pubco, Merger Sub, the Company or any of the Company Equity Holders:

(i) all issued and outstanding Company Interests held by the Company shall be automatically cancelled and no consideration shall be issued or paid in respect thereof;

(ii) the Company Interests shall be converted into the right to receive, in each case determined in accordance with the Company LLC Agreement (and calculated as if all of such amounts constitute Distributable Assets as defined under the Company LLC Agreement) a portion (in each case calculated in accordance with the Cash Consideration Payout Schedule, the Equity Consideration Payout Schedule, the Adjustment Amount Payout Schedule, the NCP Contingent Payment Remaining Amount Payout Schedule and the Earn Out Payout Schedule, as applicable) of:

(A)	the Cash Consideration; plus

(B)	the Estimated Equity Consideration; plus

(C)	the Remaining Amount, as and to the extent distributable pursuant to Section 2.5, determined as if all Company Interests were still outstanding, and calculated as if such amount were distributed following the deemed distributions in clauses (A) and (B) above; plus

(D)	(x) the Excess Amount, as and to the extent issuable pursuant to Section 2.5, and (y) if there is an Excess Amount issuable pursuant to the foregoing clause (x), the Adjustment Escrow Property, in each case determined as if all Company Interests were still outstanding, and calculated as if such amounts were distributed following the deemed distributions in clauses (A), (B) and (C) above; plus

(E)	(1) if an NCP Contingent Payment Escrow Amount has been deposited with the Escrow Agent pursuant to Section 2.2(a)(iii), the NCP Contingent Payment Remaining Amount, as and to the extent payable pursuant to Section 2.5, and (2) the Additional Remaining Escrow Amount, in each case, determined as if all Company Interests were still outstanding, and calculated as if such amounts were distributed following the deemed distributions in clauses (A), (B), (C) and (D) above; plus

(F)	the Earned Earn Out Units, as and to the extent issuable pursuant to Section 2.6, determined as if all Company Interests were still outstanding, and calculated as if such amount were distributed following the deemed distributions in clauses (A), (B), (C), (D) and (E) above (and any deemed distribution of Earned Earn Out Units previously deemed distributed pursuant to this clause (F)); and

each holder of limited liability company interests in the Surviving Company acquired pursuant to this clause (ii) shall automatically be admitted as a member of the Surviving Company with respect to such limited liability company interests upon such holder’s acquisition of such limited liability company interests; and

(iii) the limited liability company interests in Merger Sub shall be converted into a number of fully paid and nonassessable Surviving Company Membership Units equal to the number of Surviving Pubco Class A Shares outstanding as of immediately prior to the Effective Time (but for such purposes, giving effect to the Domestication and the conversion of the Parent Class A Shares and Parent Class B Shares into Surviving Pubco Class A Shares), and the Surviving Pubco, as the sole holder thereof, shall automatically be admitted as a member of the Surviving Company.

2.3 Payout Schedule.

(a) The Company shall deliver to Parent (i) at least two (2) Business Days prior to the Closing Date, a schedule (the “Cash Consideration Payout Schedule”) showing the allocation among the Company Equity Holders of the Cash Consideration calculated in accordance with Section 2.2(b), (ii) at least two (2) Business Days prior to the Closing Date, a schedule (the “Equity Consideration Payout Schedule”) showing the allocation among the Company Equity Holders of the Estimated Equity Consideration calculated in accordance with Section 2.2(b), (iii) at least two (2) Business Days prior to the date such amount is payable, a schedule (the “Adjustment Amount Payout Schedule”) showing the allocation among the Company Equity Holders of the Remaining Amount or Excess Amount (and the Adjustment Escrow Property deliverable in connection therewith), if any, calculated in accordance with Section 2.2(b) and Section 2.5, (iv) at least two (2) Business Days prior to the date such amount is payable, a schedule (the “NCP Contingent Payment Remaining Amount Payout Schedule”) showing the allocation among the Company Equity Holders of the NCP Contingent Payment Remaining Amount, if any, calculated in accordance with Section 2.2(b) and Section 2.5 and (v) at least two (2) Business Days prior to the date such amount is payable, a schedule (the “Earn Out Payout Schedule”) showing the allocation among the Company Equity Holders of the Earned Earn Out Units, if any, calculated in accordance with Section 2.2(b) and Section 2.6 and (vi) at least two (2) Business Days prior to the date such amount is payable a Schedule (the “Additional Escrow Payout Schedule”) showing the allocation among the Company Equity Holders of the Additional Escrow Remaining Amount, if any, calculated in accordance with Section 2.2(b). Each of the schedules described in clauses (i) through (vi) above shall be calculated in a manner consistent with the Estimated Closing Adjustment Statement, as it may be adjusted prior to the Closing in accordance with Section 2.5(a). No fractional shares of Surviving Pubco Common Stock or fractional Surviving Company Membership Units shall be issued pursuant to this Agreement and each Company Equity Holder who would otherwise be entitled to a fraction of a share of Surviving Pubco Common Stock or Surviving Company Membership Unit (after aggregating all fractional shares of Surviving Pubco Common Stock or Surviving Company Membership Units, as applicable, that otherwise would be received by such holder) shall instead have the number of shares of Surviving Pubco Common Stock and Surviving Company Membership Units issued to such holder rounded in the aggregate to the nearest whole share of Surviving Pubco Common Stock.

(b) At the Effective Time, all rights in respect of all Company Interests existing immediately prior to the Effective Time shall cease to exist, other than the right to receive the consideration as described in Section 2.2(b)(ii) payable, in each case, at the times provided for therein.

(c) At the Effective Time, the unit transfer books of the Company shall be closed with respect to all Company Interests issued and outstanding immediately prior to the Effective Time and no transfer of any Company Interests that were issued and outstanding immediately prior to the Effective Time shall thereafter be made.

2.4 Letter of Transmittal; Subscription for Class V Shares.

(a) At a reasonable time prior to the Closing Date, the Company shall deliver to each Company Equity Holder a letter of transmittal substantially in the form of Exhibit N (the “Letter of Transmittal”), together with a request to have such Company Equity Holder deliver an executed Letter of Transmittal to the Company no less than two (2) Business Days prior to the Closing. Upon delivery to the Company of a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, such Company Equity Holder shall be entitled to receive for its Company Interests the consideration described in Section 2.2(b). If a Company Equity Holder has not delivered to the Company a Letter of Transmittal, such Company Equity Holder will become entitled to receive consideration for its Company Interests described in Section 2.2(b) promptly upon receipt by the Company of an executed Letter of Transmittal from such Company Equity Holder. The Company shall provide the Company Securityholder Representative and Parent with a copy of each Letter of Transmittal it receives promptly after receipt thereof.

(b) Continental Stock Transfer and Trust shall act, at Parent’s expense, as paying agent and as exchange agent (the “Paying and Exchange Agent”) in effecting the exchanges provided for herein pursuant to the Paying and Exchange Agent Agreement substantially in the form attached hereto as Exhibit P, with such changes therein as the Paying and Exchange Agent may request (the “Paying and Exchange Agent Agreement”). Each Company Equity Holder shall receive from the Paying and Exchange Agent or the Escrow Agent, as applicable, in exchange for the Company Interests such Company Equity Holder owns (by wire transfer of same day funds to the extent such consideration is payable in cash), (i) on or following the Closing Date, its portion of Cash Consideration and Estimated Equity Consideration in accordance with the allocation pursuant to Section 2.2(b)(ii)(A) and (B), (ii) its portion of the Remaining Amount, if any, at the time of its distribution in accordance with the allocation pursuant to Section 2.2(b)(ii)(C) and the Escrow Agreement, (iii) its portion of the Excess Amount (and the Adjustment Escrow Property deliverable in connection therewith), if any, at the time of its distribution in accordance with the allocation pursuant to Section 2.2(b)(ii)(D) and the Escrow Agreement, (iv) its portion of the NCP Contingent Payment Remaining Amount, if any, at the time of its distribution in accordance with Section 2.2(b)(ii)(E)(1) and the Escrow Agreement, (v) its portion of the Earned Earn Out Units, if any, at the time of its distribution in accordance with Section 2.2(b)(ii)(F) and (vi) its portion of the Additional Escrow Amount, if any, at the time of its distribution in accordance with Section 2.2(b)(ii)(E)(2).

2.5 Adjustment Before and After the Closing. The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 2.5:

(a) No less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Adjustment Statement”), duly executed by an officer of the Company, setting forth the Company’s good faith estimate of the Closing Adjustment Items (the “Estimated Closing Adjustment”), including an estimated consolidated balance sheet of the Acquired Companies as of the Effective Time. The Estimated Closing Adjustment Statement (i) shall be derived in good faith from the Books and Records of the Acquired Companies and (ii) shall be prepared on a consolidated basis in accordance with generally accepted accounting principles in the United States (“GAAP”) using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the Base Balance Sheet. Promptly after delivering the Estimated Closing Adjustment Statement to Parent, the Company will meet with Parent (which meeting may be telephonic) to review and discuss the Estimated Closing Adjustment Statement, and the Company will consider in good faith Parent’s comments to the Estimated Closing Adjustment Statement, and, to the extent mutually agreed upon by the Company and Parent, both acting reasonably and in good faith, make any appropriate adjustments to the Estimated Closing Adjustment Statement prior to the Closing, which adjusted Estimated Closing Adjustment Statement shall thereafter become the Estimated Closing Adjustment Statement for all purposes of this Agreement; provided, however, that if the Company and Parent are unable to reach mutual agreement on any such adjustments, the Estimated Closing Adjustment Statement delivered by the Company shall be the Estimated Closing Adjustment Statement for all purposes of this Agreement.

(b) Within seventy-five (75) calendar days after the Closing Date, the Surviving Pubco shall prepare and deliver to the Company Securityholder Representative a statement (the “Closing Adjustment Statement”), duly executed by an officer of the Surviving Pubco, setting forth the Surviving Pubco’s determination of the Closing Adjustment Items, including an estimated consolidated balance sheet of the Acquired Companies as of the Effective Time. The Closing Adjustment Statement (i) shall be derived in good faith from the Books and Records of the Acquired Companies and (ii) shall be prepared on a consolidated basis in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the Base Balance Sheet. The Closing Adjustment Statement, as proposed by the Surviving Pubco pursuant to this Section 2.5(b), shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on all Parties, unless the Company Securityholder Representative timely delivers to the Surviving Pubco an Objection Notice in accordance with Section 2.5(c). The Surviving Pubco shall, and shall cause the Surviving Company to, provide to the Company Securityholder Representative reasonable access to the Acquired Companies’ Books and Records as the Company Securityholder Representative may reasonably request in connection with its review of the Closing Adjustment Statement and shall cause the personnel of the Acquired Companies to reasonably cooperate with the Company Securityholder Representative in connection with its review of the Closing Adjustment Statement.

(c) In the event that the Company Securityholder Representative disputes the Closing Adjustment Statement delivered by the Surviving Pubco pursuant to Section 2.5(b) or the amount of any Closing Adjustment Item reflected thereon, the Company Securityholder Representative shall notify the Surviving Pubco in writing (the “Objection Notice”) of such dispute, within thirty (30) calendar days after delivery of the Closing Adjustment Statement pursuant to Section 2.5(b). Any such Objection Notice shall specify those items or amounts as to which the Company Securityholder Representative disagrees and shall describe in reasonable detail the basis for such dispute. The Surviving Pubco and the Company Securityholder Representative shall use commercially reasonable efforts to resolve such differences regarding the determination of the disputed items or amounts for a period of thirty (30) calendar days after the Surviving Pubco’s receipt of the Objection Notice. If the Surviving Pubco and the Company Securityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) calendar days after the Surviving Pubco’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Surviving Pubco and the Company Securityholder Representative), then the Closing Adjustment Statement agreed upon by the Surviving Pubco and the Company Securityholder Representative shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on the Parties.

(d) If the Company Securityholder Representative and the Surviving Pubco do not reach a final resolution on the items in the Objection Notice within thirty (30) calendar days after delivery of the Objection Notice, unless the Company Securityholder Representative and the Surviving Pubco mutually agree to continue their efforts to resolve such differences, the Surviving Pubco and the Company Securityholder Representative shall engage the Neutral Accountant within fifteen (15) calendar days thereafter (provided, that if the Neutral Accountant does not accept its appointment or if the Company Securityholder Representative and the Surviving Pubco cannot agree on the Neutral Accountant, in either case during such fifteen (15) calendar day period, then the Company Securityholder Representative or the Surviving Pubco may require, by written notice to the other, that the Neutral Accountant be selected by the New York City Regional Office of the American Arbitration Association in accordance with its procedures). The Neutral Accountant shall resolve such differences pursuant to an engagement agreement executed by the Company Securityholder Representative, the Surviving Pubco and the Neutral Accountant in accordance with this Section 2.5(d). Each of the Surviving Pubco and the Company Securityholder Representative shall submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within ten (10) days after the date of the engagement of the Neutral Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions with respect to the Closing Adjustment Items set forth in the Objection Notice. Each of the Surviving Pubco and the Company Securityholder Representative may (but shall not be required to) submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within twenty (20) calendar days after the date of the engagement of the Neutral Accountant, a memorandum responding to the initial memorandum submitted to the Neutral Accountant by the other party. None of the Surviving Pubco, the Company Securityholder Representative, any other Party hereto or any of their respective Affiliates shall have any ex parte communications or meetings with the Neutral Accountant regarding the subject matter hereof without the other party’s prior written consent. The Neutral Accountant shall be given reasonable access to all relevant records of the Surviving Pubco and the Surviving Company to calculate the Closing Adjustment Statement. The Neutral Accountant shall act as an expert in accounting to determine only the Closing Adjustment Items set forth in the Objection Notice still in dispute and shall be limited to those adjustments, if any, required to be made for the Final Closing Adjustment to comply with the provisions of this Agreement. The Surviving Pubco, the Company Securityholder Representative and the other Parties hereto shall use their reasonable best efforts to cause the Neutral Accountant to issue its written determination regarding the Closing Adjustment Items set forth in the Objection Notice within thirty (30) calendar days after such items are submitted for review. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 2.5 to be the “Final Closing Adjustment” and each shall be final and binding on all Parties. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as an arbitrator. A judgment on the determination made by the Neutral Accountant pursuant to this Section 2.5 may be entered in and enforced by any court having jurisdiction.

(e) The Neutral Accountant shall not be authorized or permitted to:

(i) determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between the Company Securityholder Representative and the Surviving Pubco regarding the determination of the Closing Adjustment Statement and the Closing Adjustment Items in accordance with this Section 2.5;

(ii) resolve any such differences by making an adjustment to the Closing Adjustment Statement that is outside of the range defined by amounts as finally proposed by the Company Securityholder Representative and the Surviving Pubco; or

(iii) apply any accounting methods, treatments, principles or procedures other than as described in this Section 2.5.

(f) The fees and disbursements of the Neutral Accountant shall be borne by the Surviving Pubco.

(g) If the amount of the Final Closing Adjustment is greater than the Estimated Closing Adjustment, then the Company Securityholder Representative shall, within three (3) Business Days after the date of determination of the Final Closing Adjustment, direct the Escrow Agent to (i) deliver a number of Adjustment Escrow Units (and, to the extent in excess of the Adjustment Escrow Units, other Adjustment Escrow Property) to the Surviving Company, equal to the lesser of (x) the quotient obtained by dividing (A) the amount of any such excess by (B) the Per Share Price, which such Adjustment Escrow Units shall be cancelled by the Surviving Company and (y) the entire Adjustment Escrow Property and (ii) to the extent that, after delivery of the Adjustment Escrow Property to the Surviving Company, there is remaining Adjustment Escrow Property held by the Escrow Agent, deliver such remaining Adjustment Escrow Property (the “Remaining Amount”) to the Paying and Exchange Agent (on behalf of the Company Equity Holders) to be delivered to the Company Equity Holders pursuant to Section 2.2(b)(ii)(C).

(h) If the amount of the Estimated Closing Adjustment is greater than the Final Closing Adjustment (any such excess, the “Excess Amount”), then, within three (3) Business Days after the date of determination of the Final Closing Adjustment, (i) the Surviving Company shall issue a number of Surviving Company Membership Units to the Company Equity Holders pursuant to Section 2.2(b)(ii)(D), in each case equal to the lesser of (x) the quotient obtained by dividing (A) the Excess Amount by (B) the Per Share Price, and (y) the entire Adjustment Escrow Property and (ii) the Surviving Pubco shall direct the Escrow Agent to disburse the Adjustment Escrow Property to the Paying and Exchange Agent (on behalf of the Company Equity Holders) to be delivered to the Company Equity Holders pursuant to Section 2.2(b)(ii)(E).

(i) The Parties agree that the procedures set forth in this Section 2.5 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement and the Final Closing Adjustment; provided, that this provision shall not prohibit the Surviving Pubco or the Company Securityholder Representative from instituting litigation to enforce the determination of the Neutral Accountant.

(j) If an NCP Contingent Payment Escrow Amount has been deposited with the Escrow Agent pursuant to Section 2.2(a)(iii), within five (5) Business Days after the earlier of (i) payment of the NCP Contingent Payment Amount being made by any Acquired Company (or the Surviving Pubco or any of its Affiliates) (without any further obligations of any Acquired Company for any additional NCP Contingent Payment Amount) and (ii) either (A) a binding agreement between the Company and the applicable counterparties under the NCP Agreement or (B) a final and binding determination that no NCP Contingent Payment Amount is payable in accordance with the terms of the NCP Agreement, evidence of which shall be provided promptly to the Company Securityholder Representative by the Surviving Pubco, (x) the Surviving Pubco may recover the amount of such NCP Contingent Payment Amount paid by any Acquired Company (if any) solely out of the NCP Contingent Payment Escrow Account (including the NCP Contingent Payment Escrow Amount and all interest, dividends, gains and other income thereon), and only to the extent that such amount is less than or equal to the amount then held in the NCP Contingent Payment Escrow Account, and no Company Equity Holder nor any other Person shall have any Liability to the Surviving Pubco or any of its Affiliates for any amount of such NCP Contingent Payment Amount which is in excess of the amount then held in the NCP Contingent Payment Escrow Account, and (y) the Escrow Agent shall disburse any amount remaining in the NCP Contingent Payment Escrow Account after a payment is made pursuant to clause (x) (or either (A) a binding agreement between the Company and the applicable counterparties under the NCP Agreement or (B) a final and binding determination is made that no NCP Contingent Payment Amount is payable in accordance with the terms of the NCP Agreement) (the “NCP Contingent Payment Remaining Amount”) to the Paying and Exchange Agent (on behalf of the Company Equity Holders) to be distributed to the Company Equity Holders pursuant to Section 2.2(b)(ii)(E). If, at the Effective Time, the NCP Contingent Payment Amount has not been determined in accordance with the NCP Agreement, the Company Securityholder Representative shall have the right to, at its expense, control the preparation of the Earn-Out Calculation Statement (as defined in the NCP Agreement), the review of the Final Earn-Out Calculation Statement (as defined in the NCP Agreement), the submission of an Earn-Out Calculation Objection Notice (as defined in the NCP Agreement), the negotiation of any items disputed in such Earn-Out Calculation Objection Notice, the negotiation, execution and delivery of the engagement agreement with, and the submission of the presentation to, the Neutral Accountant (as defined in the NCP Agreement), and control any litigation instituted in connection therewith, in each case to the fullest extent as if the Company Securityholder Representative were “Buyer” under the NCP Agreement. The Surviving Pubco shall and shall cause the Surviving Company to reasonably cooperate in such matters, including (i) providing reasonable access to the books and records of the Acquired Companies and to its independent accountants and their workpapers (upon delivery of a customary access letter to the extent required by such independent accountants) and (ii) submitting dispute notices and other notices and materials requested by the Company Securityholder Representative.

2.6 Earn Out.

(a) Subject to the terms and conditions of this Section 2.6, the Earn Out Units shall be issuable to the Company Equity Holders in accordance with the terms of Section 2.2 as follows (any such issuable Earn Out Units, “Earned Earn Out Units”):

(i) if at any time during the twelve (12) months following the Closing the VWAP of the Surviving Pubco Class A Shares is greater than or equal to $12.50 over any twenty (20) Trading Days within any thirty- (30-) Trading Day period, 50% of the Earn Out Units; and

(ii) if at any time during the twenty-four (24) months following the Closing the VWAP of the Surviving Pubco Class A Shares is greater than or equal to $14.00 over any 20 Trading Days within any 30-Trading Day period, 100% of the Earn Out Units.

Notwithstanding anything to the contrary set forth in this Agreement, the number of Earn Out Units to be issued pursuant to this Section 2.6 shall be limited such that in no event shall the Company Equity Holders receive more than 100% of the Earn Out Units. The Surviving Pubco Class A Share price targets in clauses (i) and (ii) shall be equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the date of this Agreement (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(b) In the event of the satisfaction of the threshold set forth in Section 2.6(a)(i) or the threshold set forth in Section 2.6(a)(ii), as soon as practicable (but in any event within five (5) Business Days) after such satisfaction, the Surviving Pubco will deliver to the Company Securityholder Representative a written statement (each, a “Stock Price Earn-Out Statement”) that sets forth (i) the VWAP over the applicable 20-Trading Day period and (ii) the calculation of the amount of Earned Earn Out Units in connection therewith. Any Earned Earn Out Units issuable as a result of the satisfaction of the threshold set forth in Section 2.6(a)(i) or the threshold set forth in Section 2.6(a)(ii) shall be issued to the Company Equity Holders in accordance with Section 2.2 and the Earn Out Payout Schedule within five (5) Business Days after such satisfaction.

(c) Following the Closing, including during the twenty-four (24) months following the Closing, the Surviving Pubco and its Subsidiaries, including the Acquired Companies, will be entitled to operate their respective businesses based upon the business requirements of the Surviving Pubco and its Subsidiaries. Each of the Surviving Pubco and its Subsidiaries, including the Acquired Companies, will be permitted following the Closing, including during the twenty-four (24) months following the Closing, to make changes in its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the Earn Out Units becoming Earned Earn Out Units, and none of the Company Equity Holders (nor the Company Securityholder Representative on their behalf) will have any right to claim the loss of all or any portion of an Earn Out Units or other damages as a result of such decisions so long as such changes are not made with the primary intent to reduce the amount of any Earn Out Units that would otherwise be deliverable to Company Equity Holders.

(d) In the event that there is a Company Sale after the Closing and prior to the date that is twenty-four (24) months following the Closing Date, 100% of the Earn Out Units (to the extent not already issued pursuant to the terms of Section 2.2 and this Section 2.6) shall be deemed earned and issuable to the Company Equity Holders, notwithstanding the non-satisfaction of any of the applicable thresholds set forth in Section 2.6(a).

(e) For purposes hereof, a “Company Sale” means the occurrence of any of the following events, in each case solely in the event that the implied per share consideration received by the shareholders of the Surviving Pubco in any such Company Sale is greater than the Per Share Price:

(i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (a “Group”) (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Surviving Pubco in substantially the same proportions as their ownership of stock of the Surviving Pubco or (b) a Group in which one or more of the Company Sponsor or Affiliates of the Company Sponsor directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power held by such group) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Surviving Pubco representing more than 50% of the combined voting power of the Surviving Pubco’s then outstanding voting securities; or

(ii) there is consummated a merger or consolidation of the Surviving Pubco with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Surviving Pubco board of directors immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Surviving Pubco immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; provided, that the events set forth in this clause (ii) shall not constitute a “Company Sale” for purposes of this Agreement if the Company Sponsor or any Affiliate of the Company Sponsor is the acquiror; or

(iii) the shareholders of the Surviving Pubco approve a plan of complete liquidation or dissolution of the Surviving Pubco or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Surviving Pubco of all or substantially all of the assets of the Surviving Pubco and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Surviving Pubco of all or substantially all of the assets of Surviving Pubco and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Surviving Pubco in substantially the same proportions as their ownership of the Surviving Pubco immediately prior to such sale; provided, that the events set forth in this clause (iii) shall not constitute a “Company Sale” for purposes of this Agreement if the Company Sponsor or any Affiliate of the Company Sponsor is the acquiror of such assets.

ARTICLE III

Representations And Warranties Of The Company

3.1 Matters Relating to the Company. The Company makes the following representations and warranties to Parent and Merger Sub as of the date of this Agreement and as of the Closing, except as disclosed by the Company in the written Company Disclosure Schedule provided to Parent dated the date of this Agreement (the “Company Disclosure Schedule”), which shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III. The disclosure in any section or subsection of the Company Disclosure Schedule corresponding to any section or subsection of this ARTICLE III shall qualify other sections and subsections in this ARTICLE III so long as its relevance to such other section or subsection of this ARTICLE III is reasonably clear on the face of the information disclosed therein.

3.2 Due Organization. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation. The Company and each of its Subsidiaries (i) has all necessary limited liability company power and authority to carry on its business as is currently conducted and (ii) except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business as currently conducted makes such licensing or qualification necessary. Section 3.2 of the Company Disclosure Schedule lists for each of the Company and its Subsidiaries all jurisdictions in which it is so qualified to conduct business and all names other than its legal name under which it does business. The Company has provided to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries, each as amended to date and as currently in effect. Each of the Company and its Subsidiaries are not in violation of any provision of their respective Organizational Documents in any material respect.

3.3 Authorization; No Conflict.

(a) The Company has full limited liability company power and, upon receipt of the Company Equity Holders’ Approval, authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly authorized by all requisite limited liability company action on the part of the Company, subject only to the receipt of the Company Equity Holders’ Approval. This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by any other applicable parties thereto) constitutes, or upon such delivery constitutes, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforcement Exceptions”). The Company’s board of managers, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement, the Transaction Documents and the Merger and the other Transactions are advisable, fair to, and in the best interests of, the Company and its members, (ii) approved this Agreement, the Transactions and the Merger and the other Transactions in accordance with the DLLCA, (iii) directed that this Agreement be submitted to the Company’s members for adoption and (iv) resolved to recommend that the Company’s members adopt this Agreement. The voting covenants contained within the Company Support Agreements include agreements by holders of Company Interests constituting the requisite vote of the holders of the Company Interests to approve this Agreement, the Transaction Documents, the Merger and the other Transactions in accordance with the DLLCA and the Company’s Organizational Documents.

(b) Subject to the receipt of the Company Equity Holders’ Approval, except for applicable requirements under the HSR Act or as otherwise set forth on Section 3.3(b) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the Transaction Documents by the Company and its Subsidiaries, and the consummation of the Transactions, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) require any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; or (iii) violate, conflict with, result in a breach or default under (with notice or lapse of time or both), result in, or give any Person a right of, termination, cancellation, acceleration, suspension, modification or revocation under, give rise to any obligation to make payments or provide compensation under, result in the creation of any Lien upon any of the properties or assets of an Acquired Company under, give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance under, or require any consent, waiver, approval, notice, filing, declaration or authorization under, any Material Contract or Material Permit, except, with respect to the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

3.4 Capitalization.

(a) Section 3.4(a) of the Company Disclosure Schedule sets forth a correct and complete list, in each case as of the date hereof, of (i) the name and jurisdiction of organization of each Subsidiary of the Company, (ii) the limited liability company or other Equity Interests of the Company and each of its Subsidiaries, (iii) the number of authorized issued and outstanding limited liability company interests or other Equity Interests of the Company and each of its Subsidiaries and all holders thereof and (iv) with respect to any Company Profits Units, the grant date, the unit hurdle price or amount, any expiration date and any vesting schedule. All outstanding limited liability company interests of the Company and each of its Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of the Company or such Subsidiary, as applicable), rights of first refusal or similar rights, and, to the knowledge of the Company, are owned free and clear of any Liens other than those imposed under the Company’s or any of its Subsidiaries’ Organizational Documents, as applicable or applicable securities Laws. Except as set forth in the Company LLC Agreement, there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or such Subsidiary, as applicable, to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional limited liability company interests or other Equity Interests of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such limited liability company interests or other Equity Interests, or obligating the Company or any of its Subsidiaries to enter into any commitment or agreement containing such obligation. Except as set forth on Section 3.4(a) of the Company Disclosure Schedule, there are no Equity Interests of the Company or any of its Subsidiaries, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. Except as set forth on Section 3.4(a) of the Company Disclosure Schedule, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or any of its Subsidiaries. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no Equity Interests of the Company or any of its Subsidiaries are issuable.

(b) All of the issued and outstanding securities of the Company and its Subsidiaries have been granted, offered, sold and issued in material compliance with all applicable securities Laws. Except as set forth in the Company Support Agreements and the Organizational Documents of the Company or its Subsidiaries, as applicable, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of the Company or its Subsidiaries. Except as set forth in the Organizational Documents of the Company or its Subsidiaries, as applicable, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests or securities of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries granted any registration rights to any Person with respect to any Equity Interests of the Company or any of its Subsidiaries (other than pursuant to the Registration Rights Agreement). As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no rights in connection with any interests, warrants, rights, options or other securities of the Company or any of its Subsidiaries accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any capital stock, securities convertible into capital stock or any other Equity Interest in any Person (other than an Acquired Company), nor is the Company or any of its Subsidiaries a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity (other than an Acquired Company). There are no outstanding contractual obligations of an Acquired Company to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.5 Financial Statements.

(a) Attached to Section 3.5(a) of the Company Disclosure Schedule are true, correct and complete copies of the following (collectively, the “Financial Statements”): (i) the Company’s audited consolidated financial statements consisting of the consolidated balance sheets as of December 31, 2017 and December 31, 2016 and the related statements of income, statements of members’ equity and statements of cash flows and for the year ended December 31, 2017, and the period from September 1, 2016 through December 31, 2016, each audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor; and (ii) the Company’s unaudited consolidated balance sheet as of September 30, 2018 (the “Base Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”) and the related statement of income and statement of cash flows for the nine (9) months then ended. Subject, in the case of unaudited interim period financial statements, to the absence of footnotes and normal recurring year-end audit adjustments applied consistent with past practice, none of which are or would be material, individually or in the aggregate, the Financial Statements (including the notes thereto) (i) have been prepared from the Books and Records of the Company and its Subsidiaries and (except as may be indicated in the notes thereto) in accordance with GAAP applied on a consistent basis in accordance with past practices throughout the periods covered thereby, and (ii) fairly present in all material respects the consolidated financial condition and results of operations and cash flows of the Company and its Subsidiaries as of the dates, and for the periods, indicated thereon. Since the Most Recent Balance Sheet Date, there have been no material changes in the accounting policies of the Company or any of its Subsidiaries and no revaluation of the Company’s or any of its Subsidiaries’ properties or assets. None of the Acquired Companies have ever been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Neither the Company nor any of its Subsidiaries is liable for or subject to any Liability that is required by GAAP to be reflected or reserved against in a balance sheet, except for (i) Liabilities reflected on the Base Balance Sheet and not previously paid or discharged, (ii) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business and (iii) Liabilities that would not, individually or in the aggregate, have or reasonably be likely to have a Material Adverse Effect.

(c) The Acquired Companies maintain, in all material respects, accurate books and records reflecting the assets and Liabilities of the Acquired Companies and maintain, in all material respects, proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Acquired Companies and to maintain accountability for the Acquired Companies’ assets, and (iii) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Acquired Companies are complete and accurate in all material respects and have been maintained in all material respects in the ordinary course and in accordance with applicable Laws. No Acquired Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Acquired Company. Since January 1, 2016, no Acquired Company has received any adverse material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of any Acquired Company or its internal accounting controls.

(d) As of the date of this Agreement, the Acquired Companies do not have any Company Indebtedness other than the Company Indebtedness as set forth on Section 3.5(d) of the Company Disclosure Schedule, and in such amounts (including principal and any accrued but unpaid interest), as set forth on Section 3.5(d) of the Company Disclosure Schedule.

3.6 Absence of Changes. Since the Most Recent Balance Sheet Date, except for any actions expressly contemplated by this Agreement, the Transaction Documents or the Transactions, (a) the Company and each of its Subsidiaries has conducted its business in the ordinary course of business in all material respects, (b) there has not been any Material Adverse Effect and (c) there has not been any event, act or omission that, if such event, act or omission occurred following the execution of this Agreement, would have resulted in a material breach of Section 5.1.

3.7 Real Property; Encumbrances.

(a) Neither the Company nor any of its Subsidiaries owns or has owned, in whole or in part, any Real Property.

(b) Section 3.7(b) of the Company Disclosure Schedule sets forth a correct and complete listing of all Company Leased Real Property (including street address, lessor, rent and the Company or the applicable Subsidiary’s use thereof). Except as, individually or in the aggregate, has not been and would not be reasonably likely to have a Material Adverse Effect, the Company and each of its Subsidiaries, as applicable, has a valid leasehold interest to the leasehold estate in the Company Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to the applicable Real Property Lease (subject to Permitted Liens), a true and correct copy of which (including all material amendments and modifications thereof or material waivers thereto) has been provided to Parent prior to the date hereof. Except as set forth on Section 3.7(b) of the Company Disclosure Schedule, there are no parties other than the Company and its Subsidiaries in possession of any portion of the Company Leased Real Property, and, to the knowledge of the Company, no Contract grants any Person (other than the Acquired Companies) the right of use or occupancy of any portion of the Company Leased Real Property.

(c) To the knowledge of the Company, there are no pending or threatened condemnation proceedings, lawsuits or administrative actions relating to any portion of the Company Leased Real Property, nor has the Company or any of its Subsidiaries received notice of any pending or threatened special assessment proceedings affecting any portion of the Company Leased Real Property.

3.8 Assets. Except as would not be reasonably likely to have a Material Adverse Effect, (i) the Company and its Subsidiaries, collectively, have good and valid title to, or a valid leasehold interest in, all of the assets owned or leased by, or otherwise used in the business of, the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and (ii) all of the tangible assets owned by the Company and its Subsidiaries have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted. All material tangible assets owned by the Company and its Subsidiaries are located on the Company Leased Real Property.

3.9 Taxes.

(a) The Company and each of its Subsidiaries is, and have at all times since their respective date of formation been, treated as a partnership or disregarded entity under U.S. Treasury Regulation Section 301.7701-3(b) for U.S. federal income Tax purposes.

(b) The Company and each of its Subsidiaries has timely filed (taking into account applicable extensions) all federal, state, local and foreign income Tax Returns and other material Tax Returns that it was required to file, and has paid all Taxes shown theron as owing. Such Tax Returns are correct and complete in all material respects.

(c) The Company and each of its Subsidiaries has withheld or collected all material Taxes required by Law to have been withheld or collected and, to the extent required, paid over such Taxes to the appropriate Governmental Authorities.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than any Commercial Tax Agreement or any agreement solely among the Company and its Subsidiaries.

(e) No Tax Proceeding relating to any Tax Return of the Company or any of its Subsidiaries by any Governmental Authority is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which the Company or such Subsidiary does not file a Tax Return that the jurisdiction believes that the Company or such Subsidiary was required to file any Tax Return or is subject to Tax in such jurisdiction, which claim has not been fully resolved. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect.

(f) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) No Acquired Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or entered into a closing agreement with, any Governmental Authority, in each case that would reasonably be expected to result in such Acquired Company being required to include a material amount in income for Tax purposes in a taxable period (or portion thereof) beginning after the Closing Date.

(h) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2).

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule contains a correct and complete list of all material Company Benefit Plans and material Company Benefit Arrangements. The Company has made available to Parent complete and correct copies of the following documents with respect to each material Company Benefit Plan and material Company Benefit Arrangement, to the extent applicable: (i) all plan documents, trust documents, insurance contracts, service provider agreements and amendments thereto; (ii) written descriptions of all material non-written agreements relating to any such plan or arrangement; (iii) Form 5500 filings for the last three (3) years, including all schedules thereto, annual report, financial statements and any related actuarial reports; (iv) nondiscrimination testing results for the last three (3) years; (v) the most recent summary plan description and summaries of material modifications thereto; (vi) all material notices or other communications received from the IRS, Department of Labor, or any other Governmental Authority on or after January 1, 2014; (vii) required notices or other written communications to employees; and (viii) employee manuals or handbooks containing personnel or employee relations policies.

(b) Each Qualified Plan has received a favorable determination letter, or is the subject of a favorable advisory or opinion letter as to its qualification, issued by the Internal Revenue Service (the “IRS”) to the effect that such plan is qualified and the trust related thereto is exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the knowledge of the Company, no act or omission in the operation of such plan has occurred that could adversely affect its qualified status. Each Company Benefit Plan and each Company Benefit Arrangement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA, the Code, the Patient Protection and Affordable Care Act (“ACA”) and the Health Insurance Portability and Accountability Act. With respect to each Company Benefit Plan and Company Benefit Arrangement, (i) no non-exempt transactions prohibited by Code Section 4975 or ERISA Section 406 have occurred and (ii) no act or omission has occurred that could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is liable for any penalty or excise taxes assessable under ACA. Each individual classified as an independent contractor or other non-employee classification by the Company or any of its Subsidiaries has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan and Company Benefit Arrangement, except as could not reasonably be expected to have a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has, within six (6) years prior to the date of this Agreement, maintained, sponsored or been required to contribute to any Pension Plan. There are no current or contingent Liabilities that could reasonably be expected to be imposed upon the Company or any of its Subsidiaries with respect to any Pension Plan maintained by an ERISA Affiliate.

(d) There are no pending or, to the knowledge of the Company, threatened Actions (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) relating to any Company Benefit Plans or Company Benefit Arrangements (including any such claim against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement). No Company Benefit Plan or Company Benefit Arrangement has received notice of an audit or examination (or potential audit or examination) by any Governmental Authority (including the IRS and the Department of Labor).

(e) Except as set forth on Section 3.10(e) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that, as a result of the Transactions or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate or vest any compensation or benefit, (ii) require severance, termination or retention payments or (iii) forgive any indebtedness. No Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that would promise or provide any tax gross ups or tax indemnification under Sections 280G or 409A of the Code.

(f) Except as set forth on Section 3.10(f) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that, as a result of the Transactions or upon related, concurrent, or subsequent employment termination, would require or provide any payment or compensation that would constitute an “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan or Company Benefit Arrangement provides post-employment medical benefits except as required by COBRA or other applicable Laws.

(g) Neither the Company nor any of its Subsidiaries has, within six (6) years prior to the date of this Agreement, maintained, sponsored, or been required to contribute to any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(h) The Company Benefit Plans and Company Benefit Arrangements have been documented and administered in accordance with Section 409A of the Code in all material respects.

(i) Neither the Company nor any of its Subsidiaries maintains or has maintained any Benefit Plan or Benefit Arrangement covering any current or former employee of the Company or any of its Subsidiaries that is or was subject to the Laws of any jurisdiction outside of the United States.

3.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is the subject of any unfair labor practice complaint pending or, to the knowledge of the Company, threatened, before the National Labor Relations Board. There are no material unresolved labor controversies (including unresolved grievances or discrimination claims) that are pending or, to the knowledge of the Company, threatened between an Acquired Company and Persons who are or have been employees of or independent contractors to an Acquired Company.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union agreement, works council or employee representative agreement or any other Contract covering a group of employees, labor organization or other representative of any of the employees of the Company or any of its Subsidiaries. There have been no labor unions or other organizations representing or, to the knowledge of the Company, purporting or attempting to represent any employee of the Company or any of its Subsidiaries. To the knowledge of the Company, since January 1, 2014, no employee of the Company or any of its Subsidiaries has attempted to organize a labor union or other organization to represent any employee of the Company or any of its Subsidiaries. There is no current, pending or, to the knowledge of the Company, threatened strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employee of the Company or any of its Subsidiaries, and none of the foregoing activities has occurred within the past five (5) years.

(c) Each Acquired Company (i) is and since January 1, 2014, has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, payment for leave, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against an Acquired Company, (ii) is not liable for any material past due wages, material past due salaries, material past due commissions, material past due bonuses or other material past due compensation (including material past due overtime compensation), any material past due severence obligations (whether or not contingent) or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, no employee is a party to a written employment Contract (which, for the avoidance of doubt, does not include at-will offer letters) with an Acquired Company and each is employed “at will”. As of the date hereof, except as set forth on Section 3.11(d) of the Company Disclosure Schedule, each employee of an Acquired Company has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement or an agreement containing similar obligations.

(e) Section 3.11(e) of the Company Disclosure Schedule contains a list as of the date hereof of all independent contractors (including consultants) currently engaged by an Acquired Company which were paid for the fiscal year ended December 31, 2017 or during the 2018 calendar year through the Most Recent Balance Sheet Date at least $100,000, or which are required to be paid pursuant to the terms of their engagement at least $100,000 per year.

3.12 Compliance; Permits.

(a) The Company and each of its Subsidiaries is, and for the past five (5) years has been, conducting its business and operations, and otherwise is, and has for the past five (5) years been, in compliance in all material respects with all applicable Laws and Material Permits. Neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral communication from any Governmental Authority in the past five (5) years alleging noncompliance in any material respect with any applicable Law.

(b) The Company and each of its Subsidiaries (and their respective employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Acquired Company), owns or holds all material Permits necessary to, in each case in all material respects, lawfully conduct its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (the “Material Permits”). Section 3.12(b) of the Company Disclosure Schedule sets forth a correct and complete list of each Material Permit. All of the Material Permits are in full force and effect, and no suspension or cancellation of any of the Material Permits is pending or, to the Company’s knowledge, threatened. Neither the Company nor any of its Subsidiaries is in material default or material violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or material violation) of any term, condition or provision of any of its Material Permits.

(c) Section 3.12(c) of the Company Disclosure Schedule sets forth the applicable registrations of the Company and each of its Subsidiaries with the Card Associations and NACHA. The Company and each of its Subsidiaries is, and for the past five (5) years has been, in compliance in all material respects with the applicable rules of the Card Associations and NACHA. To the knowledge of the Company, there is currently no (and since January 1, 2014 there has not been any) material investigation, proceeding or disciplinary action pending or threatened in writing against the Company or any of its Subsidiaries by a Card Association or NACHA.

(d) Since January 1, 2014, to the knowledge of the Company, there has not been any unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of Sensitive Data from the Company or any of its Subsidiaries that occurred while such Sensitive Data was in the possession or control of the Company or any of its Subsidiaries, nor to the knowledge of the Company, has any Acquired Company received any written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data, except in each case, as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company is, and for the past five (5) years has been, in compliance in all material respects with all applicable Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.13 Legal Proceedings. Except as set forth on Section 3.13 of the Company Disclosure Schedule, there currently is no Action pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (and no Action has been brought or, to the Company’s knowledge, threatened since January 1, 2014), and no notice of any Action involving or relating to the Company or any of its Subsidiaries, whether pending or threatened, has been received by the Company or any of its Subsidiaries, in each case, except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no Orders pending now or rendered by a Governmental Authority since January 1, 2014 against the Company or any of its Subsidiaries that have had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

3.14 Contracts and Commitments.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound (the Contracts required to be set forth in Section 3.14(a) of the Company Disclosure Schedule collectively, the “Material Contracts”):

(i) each Contract with a Top Merchant or Top Vendor;

(ii) other than merchant agreements entered into in the ordinary course of business, each Contract that involved the expenditure or receipt by the Company and its Subsidiaries of more than $500,000 in the aggregate during the twelve-month period ending on December 31, 2017 or is reasonably expected to involve the expenditure or receipt by the Company and its Subsidiaries of more than $500,000 in the aggregate in the twelve-month period ending December 31, 2018;

(iii) each Contract with any Related Party (other than (A) offer letters for employment on an at-will basis, (B) customary confidentiality, assignment of inventions and/or noncompetition or other similar arrangements and (C) Company Benefit Plans and Company Benefit Arrangements);

(iv) each Contract evidencing Company Indebtedness, including any loan or credit agreement, security agreement, guaranty, indenture, mortgage, pledge, conditional sale or title retention agreement, equipment obligation or lease purchase agreement;

(v) each Real Property Lease;

(vi) each Contract with any Card Association or NACHA and/or each Contract with a member of a Card Association enabling the Company’s or any of its Subsidiaries’ participation in such Card Association or NACHA;

(vii) each material license or other material Contract pursuant to which the Company or any of its Subsidiaries grants or receives rights in or to use any material Intellectual Property, but excluding (A) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $25,000 per year, (B) non-exclusive licenses granted to Merchants or other customers of the Company or any of its Subsidiaries in the ordinary course of business and (C) referral agreements and reseller agreements in the ordinary course of business;

(viii) each Contract for the (A) disposition (whether by merger, consolidation, sale of equity or assets or otherwise) of any significant portion of the assets or business of the Company and its Subsidiaries, taken as a whole, (B) acquisition of any significant portion of the assets or business or any Equity Interests (whether by merger, consolidation, purchase of equity or assets or otherwise) of any other Person (other than in the ordinary course of business), or (C) acquisition of Equity Interests of any Acquired Company (other than by the Company or its Subsidiaries, and excluding Company Profits Units granted in the ordinary course), in each case, entered into since January 1, 2014;

(ix) each Contract that, by its terms, prohibits the Company or any of its Subsidiaries from (A) entering into any line of business, or from freely providing services or supplying products to any customer or potential customer, or in any territory or (B) purchasing or acquiring an interest in any other Person;

(x) each Contract in which the Company or any of its Subsidiaries has granted “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any service, product or territory or has agreed to purchase or otherwise obtain any material product or service exclusively from a single party or sell any material product or service exclusively to a single party;

(xi) each Contract concerning the establishment or operation of a partnership, joint venture, profit sharing or similar enterprise (other than referral agreements and reseller agreements in the ordinary course of business);

(xii) each Contract that is an exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(xiii) each Contract entered into in connection with a material settlement under which any Acquired Company has material outstanding obligations; or

(xiv) will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect: (i) each Material Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or its applicable Subsidiary and, to the knowledge of the Company, each other party thereto (subject in each case to the Enforcement Exceptions); (ii) neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party to any Material Contract, is in material violation, material breach or material default under, any Material Contract, and, to the knowledge of the Company, there exists no condition or event which, after notice, lapse of time or both, would constitute any such violation, breach or default; (iii) neither the Company nor any of its Subsidiaries has received written notice of default or termination under any Material Contract; and (iv) as of the date hereof, neither the Company nor its Subsidiaries have waived any material rights under any Material Contract.

3.15 Intellectual Property.

(a) Company Registrations. Section 3.15(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property registrations and applications that are registered or filed in the name of the Company or any of its Subsidiaries in any jurisdiction, alone or jointly with others (collectively, “Registered Company IP”), specifying as to each item, as applicable: (i) the nature of the item, including the title, (ii) the owner of the item, (iii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (iv) the issuance, registration or application numbers and dates. To the knowledge of the Company, all such registrations for Registered Company IP are valid and enforceable. All Registered Company IP is owned exclusively by the Company or its Subsidiaries without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Registered Company IP, and the Company or its Subsidiaries has recorded any necessary assignments of all Registered Company IP.

(b) Ownership and Rights. Each item of material Intellectual Property owned by the Company or its Subsidiaries is, and following the Closing, will be, owned by the Company or its relevant Subsidiary, as applicable, on substantially identical terms and conditions as it was immediately prior to the Closing without restriction and without payment of any kind to any third party (other than amounts that would have been payable by the Company even if the Transactions did not occur). The Company or a Subsidiary thereof is the owner of all right, title and interest in, to and under their material proprietary Intellectual Property, free and clear of any Liens (except Permitted Liens).

(c) Protection Measures. The Company and each of its Subsidiaries has taken commercially reasonable measures to protect the proprietary nature of each item of its material proprietary Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To the knowledge of the Company, there has been no material violation of the policies or practices of the Company or its Subsidiaries related to protection of Intellectual Property owned, licensed or used by the Company or its Subsidiaries or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company or any of its Subsidiaries.

(d) Infringement. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, the conduct of the respective businesses of the Company and its Subsidiaries does not currently infringe, misappropriate or violate, and has not in the past three (3) years infringed, misappropriated or violated, any Intellectual Property of any other Person. To the knowledge of the Company, no Person is, or in the past three (3) years has been, infringing, violating or misappropriating any material Intellectual Property owned by the Company or its Subsidiaries in any material respect.

(e) Authorship. All employees and independent contractors of the Company or any of its Subsidiaries that were or are involved in the creation, development, design or modification of any material proprietary Intellectual Property of the Company or any of its Subsidiaries have entered into valid and binding written agreements expressly assigning to the Company or such Subsidiary all right, title and interest in and to the same that does not initially vest in the Company or its Subsidiaries by operation of law. No Acquired Company has received any written or, to the knowledge of the Company, oral notice or claim asserting that any material infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the conduct of the business of any Acquired Company, nor to the knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Acquired Company is a party or is otherwise bound that restrict the rights of an Acquired Company to use, transfer, license or enforce any Intellectual Property owned by an Acquired Company.

(f) Open Source. Except as set forth on Section 3.15(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries distributes or otherwise uses any open source or similar software in a manner that would obligate the Company or any of its Subsidiaries to disclose, license, make available or distribute any of its material proprietary source code as a condition of such distribution or use.

3.16 Insurance.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a correct and complete list (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) of each material insurance policy carried by the Company or any of its Subsidiaries. The Company has delivered to Parent complete and correct copies of all such insurance policies. With respect to each such material insurance policy, except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole: (i) such policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect, (ii) all premiums due and payable under all such insurance policy have been timely paid and (iii) neither the Company nor any of its Subsidiaries is in material violation, breach or default, and no event has occurred which, after notice or the lapse of time or both, would constitute a material violation, breach or default or permit termination, revocation or modification under such policy. No Acquired Company has any self-insurance or co-insurance programs.

(b) Section 3.16(b) of the Company Disclosure Schedule identifies each individual insurance claim in excess of $100,000 made by an Acquired Company since January 1, 2016. To the knowledge of the Company, (i) no such claim has been denied by the applicable insurer and (ii) each Acquired Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, in each case except where such failure to report such a claim has not been and would not be reasonably likely to be, individually or in the aggregate, material to the Acquired Companies taken as a whole.

3.17 Top Merchants and Vendors.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) the twenty-five (25) largest Merchants by transaction processing dollar volume of the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended on the Most Recent Balance Sheet Date (each, a “Top Merchant” and, collectively, the “Top Merchants”), and (ii) the ten (10) largest vendors by total amounts paid by the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended on the Most Recent Balance Sheet Date (each, a “Top Vendor” and, collectively, the “Top Vendors”).

(b) Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Acquired Companies, taken as a whole, since the Most Recent Balance Sheet Date, no Top Merchant or Top Vendor has (i) stopped, or indicated in writing an intention to stop, receiving services from or providing goods or services to the Company and its Subsidiaries; (ii) reduced in any material respect, or indicated in writing an intention to reduce in any material respect, receipt of services from or provision of goods or services to the Company and its Subsidiaries; (iii) changed in any material respect, or indicated in writing an intention to change in any material respect, the material terms and conditions on which it receives services from or provides goods or services to the Company and its Subsidiaries; (iv) refused to pay any material amount due to the Company or its Subsidiaries; or (v) within the past three (3) years been engaged in any material dispute (which, for the avoidance of doubt, shall not include any ordinary-course negotiation with any Top Merchant or Top Vendor) with the Company or its Subsidiaries. The Acquired Companies do not currently intend to terminate their relationships with any Top Merchant.

3.18 Environmental Matters. Except as has not had and would not reasonably be likely to have a Material Adverse Effect:

(a) Each Acquired Company is and has been in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s knowledge, threatened to revoke, modify, or terminate any such Environmental Permit.

(b) No Acquired Company is the subject of any outstanding Order with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Acquired Company has assumed, contractually or, to the Company’s knowledge, by operation of Law, any Liabilities under any Environmental Laws.

(c) No Action is pending, or to the Company’s knowledge, threatened against any Acquired Company alleging that an Acquired Company may be in violation of any Environmental Law or Environmental Permit or may have any Liability under any Environmental Law.

(d) No Acquired Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any Liability under applicable Environmental Laws.

3.19 Transactions with Related Parties. Except (a) as set forth on Section 3.19 of the Company Disclosure Schedule, (b) as set forth in this Agreement or the Transaction Documents or (c) ordinary-course Contracts incident to employment by or service as a director or officer of an Acquired Company (including, for the avoidance of doubt, any Company Benefit Plan or Company Benefit Arrangement), no Acquired Company nor any of its Affiliates, nor any executive officer or director of an Acquired Company or any of its Affiliates, nor any immediate family member of any of the foregoing (or any of their respective Affiliates) (each of the foregoing, a “Related Party”) is presently, or in the past two (2) years has been, a party to any transaction with an Acquired Company, including any Contract or other arrangement (i) providing for the furnishing of services by, (ii) providing for the rental of Real Property or personal property from or (iii) otherwise requiring payments to any Related Party. Except as set forth on Section 3.19 of the Company Disclosure Schedule, no Related Party owns any Real Property or personal property, or right, tangible or intangible (including Intellectual Property), which is material to the business of any Acquired Company.

3.20 Certain Business Practices.

(a) No Acquired Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has in the last five (5) years (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977. No Acquired Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has given or agreed to give any unlawful gift or similar unlawful benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Acquired Company or assist any Acquired Company in connection with any actual or proposed transaction.

(b) The operations of each Acquired Company are and have in the last five (5) years been conducted in compliance with anti money-laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority, and no Action involving an Acquired Company with respect to the any of the foregoing is pending or, to the knowledge of the Company, threatened.

(c) No Acquired Company or any of their respective directors or officers, or, to the knowledge of the Company, any other Representative acting on behalf of an Acquired Company is currently identified on the Specially Designated Nationals and Blocked Persons List (“SDN List”) or other blocked persons list or otherwise the target of U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no Acquired Company has, to the knowledge of the Company, in the last five (5) years, loaned, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory which is the target of countrywide economic sanctions administered by OFAC (currently the Crimea region of Ukraine, Cuba, Iran, North Korea or Syria) or for the purpose of financing the activities of any Person included on the SDN List administered by OFAC.

3.21 Investment Company Act. No Acquired Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.22 Brokers and Agents. Other than Financial Technology Partners LP, FTP Securities LLC and Credit Suisse Securities (USA) LLC, no broker or finder has acted for the Company or any of its Subsidiaries in connection with this Agreement, the Transaction Documents or the Transactions, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Company or any of its Subsidiaries.

3.23 Due Diligence Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) of assets of the Acquiror Companies, and acknowledge that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Acquiror Companies for such purpose. The Company acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, the Company has relied solely upon its own investigation and the express representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) or as expressly set forth in any Transaction Document; and (ii) none of the Acquiror Companies or any other Person has made any representation or warranty as to the Acquiror Companies or this Agreement, except as expressly set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) or as may expressly be set forth in the Transaction Documents. The Company has entered into the Transactions with the understanding, acknowledgement and agreement that except as expressly set forth in ARTICLE IV of this Agreement (including the related portions of the Parent Disclosure Schedule) no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Acquiror Companies.

3.24 No Other Company Representations or Warranties. Except for the specific representations and warranties expressly set forth in this ARTICLE III (as qualified by the Company Disclosure Schedule) or expressly set forth in a Transaction Document, neither the Company nor any of its Representatives makes any other representation or warranty, either written or oral, express or implied, with respect to the Acquired Companies, any of their respective businesses, financial projections, assets, liabilities or operations, or the Transactions, and the Company disclaims any other representations or warranties, whether made by an Acquired Company or any of its Representatives. Except for the specific representations and warranties contained in this ARTICLE III (as qualified by the Company Disclosure Schedule) or expressly set forth in a Transaction Document, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Parent or its Representatives (including any opinion, information, projection or advice that may have been or may be provided to Parent by any Representative of an Acquired Company). The Company makes no representations or warranties to Parent regarding (i) merchantability or fitness for any particular purpose or (ii) the future success or profitability of the Acquired Companies. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of a Fraud Claim.

ARTICLE IV

Representations And Warranties Of Parent and Merger Sub

4.1 Matters Relating to Parent. Each of Parent and Merger Sub makes the following representations and warranties to the Company as of the date of this Agreement and as of the Closing, except as disclosed by Parent in (i) the written Parent Disclosure Schedule provided to the Company dated the date of this Agreement (the “Parent Disclosure Schedule”), which shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV and (ii) the SEC Reports that were available at least one Business Day prior to the date hereof on the SEC’s website through EDGAR (other than disclosures in the “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” sections of such reports and other disclosures that are generally cautionary, predictive or forward-looking in nature). The disclosure in any section or subsection of the Parent Disclosure Schedule corresponding to any section or subsection of this ARTICLE IV shall qualify other sections and subsections in this ARTICLE IV so long as its relevance to such other section or subsection of this ARTICLE IV is reasonably clear on the face of the information disclosed therein.

4.2 Due Organization. Parent is a Cayman Islands exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Parent has full corporate power and authority necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Section 4.2 of the Parent Disclosure Schedule lists for each of Parent and its Subsidiaries all jurisdictions in which it is qualified to conduct business and all names other than its legal name under which it does business. Parent has provided to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries, each as amended to date and as currently in effect. Each of Parent and its Subsidiaries are not in violation of any provision of their respective Organizational Documents in any material respect.

4.3 Authorization; No Conflict.

(a) Each of Parent and Merger Sub have full corporate and limited liability company, respectively, power and, upon receipt of the Parent Equity Holders’ Approval, authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is a party, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all requisite corporate and limited liability company action on the part of each of Parent and Merger Sub, subject only to the receipt of the Parent Equity Holders’ Approval. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and (assuming due authorization, execution and delivery by any other applicable parties thereto) constitutes, or upon such delivery constitutes, a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforcement Exceptions.

(b) Assuming the Parent Equity Holders’ Approval is obtained and the effectiveness of the Domestication, and except for applicable requirements under the HSR Act, the execution, delivery and performance of this Agreement and the Transaction Documents by Parent and Merger Sub and the consummation of the Transactions, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of the Organizational Documents of Parent or any of its Subsidiaries; (ii) except for applicable requirements, if any, of the Securities Act, the Exchange Act, and state securities laws, require any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; or (iii) violate, conflict with, result in a breach or default under (with notice or lapse of time or both), result in, or give any Person a right of, termination, cancellation, acceleration, suspension, modification or revocation under, give rise to any obligation to make payments or provide compensation under, result in the creation of any Lien upon any of the properties or assets of an Acquiror Company under, give any Person the right to exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance under, or require any consent, waiver, approval, notice, filing, declaration or authorization under, any Material Parent Contract or Permit reasonably necessary to lawfully conduct the business of Parent as presently conducted in all material respects, except, with respect to the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Capitalization.

(a) As of the date of this Agreement (and, prior to giving effect to the consummation of the transactions contemplated by any Additional Equity Financing (in accordance with the terms of Section 5.16(k)) or the Redemption, as of the Closing), the authorized capital stock of Parent consists of 200,000,000 Class A ordinary shares (“Parent Class A Shares”), of which 25,800,000 are outstanding, 20,000,000 Class B ordinary shares (“Parent Class B Shares” and, together with the Parent Class A Shares, the “Parent Common Stock”), of which 6,450,000 are outstanding, and 1,000,000 preferred shares (“Parent Preferred Shares”), none of which are outstanding. All outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of Parent), rights of first refusal or similar rights. As of the date hereof (and, prior to giving effect to the consummation of the transactions contemplated by any Additional Equity Financing (in accordance with the terms of Section 5.16(k)), as of the Closing), Parent has issued 34,630,000 warrants (“Parent Warrants”), each such Parent Warrant entitling the holder thereof to purchase one Parent Class A Share. Other than the Parent Warrants, there are no options, warrants, equity securities, calls, rights, commitments or agreements to which Parent is a party or by which Parent is bound obligating Parent to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of Parent Common Stock or other Equity Interests of Parent or any security or rights convertible into or exchangeable or exercisable for any shares of Parent Common Stock or other Equity Interests of Parent, or obligating Parent to enter into any commitment or agreement containing such obligation. Except for the Parent Warrants or as described in this Section 4.4(a) or in Section 4.4(a) of the Parent Disclosure Schedule, there are no Equity Interests of Parent, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Parent. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement, the Transaction Documents, the Organizational Documents of Parent, and the Additional Equity Financing (in accordance with the terms of Section 5.16(k)), no Equity Interests of Parent are issuable.

(b) All of the outstanding securities of Parent have been granted, offered, sold and issued in material compliance with all applicable securities Laws. Except for the Letter Agreement and as set forth in the Organizational Documents of Parent, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of Parent. Except as set forth in the Organizational Documents of Parent, as applicable, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any equity interests or securities of Parent, nor has Parent granted any registration rights to any Person with respect to any Equity Interests of Parent (other than pursuant to the Existing Registration Rights Agreement or, as permitted pursuant to Section 5.16(k), any Additional Equity Financing).

(c) Other than its ownership of Merger Sub, Parent does not own any capital stock, securities convertible into capital stock or any other Equity Interest in any Person, nor is Parent a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) The outstanding equity interests of Merger Sub consists of 1,000 limited liability company membership units of Merger Sub. All outstanding limited liability company interests of Merger Sub are owned by Parent, have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of (or subject to) any preemptive rights (including any preemptive rights set forth in the Organizational Documents of Merger Sub), rights of first refusal or similar rights and are owned free and clear of any Liens other than those imposed under the Merger Sub’s Organizational Documents or applicable securities Laws. There are no options, warrants, equity securities, calls, rights, commitments or agreements to which Merger Sub or any other Subsidiary of Parent is a party or by which Merger Sub or any other Subsidiary of Parent is bound obligating Merger Sub or such Subsidiary to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional limited liability company interests or other Equity Interests of Merger Sub or any other Subsidiary of Parent or any security or rights convertible into or exchangeable or exercisable for any such limited liability company interests or other Equity Interests of Merger Sub or any other Subsidiary of Parent, or obligating Merger Sub or any other Subsidiary of Parent to enter into any commitment or agreement containing such obligation. Except as described in this Section 4.4(c), there are no Equity Interests of Merger Sub, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Merger Sub. As a result of the consummation of the Transactions, except as expressly contemplated by this Agreement and the Transaction Documents, no Equity Interests of Merger Sub or any other Subsidiary of Parent are issuable.

(e) All of the outstanding securities of Merger Sub have been granted, offered, sold and issued in material compliance with all applicable securities Laws. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Equity Interests of Merger Sub or any other Subsidiary of Parent. There are no outstanding contractual obligations of Merger Sub or any other Subsidiary of Parent to repurchase, redeem or otherwise acquire any equity interests or securities of Merger Sub or any other Subsidiary of Parent, nor has Merger Sub or any other Subsidiary of Parent granted any registration rights to any Person with respect to any Equity Interests of Merger Sub or any other Subsidiary of Parent.

(f) Neither Merger Sub nor any other Subsidiary of Parent owns any capital stock, securities convertible into capital stock or any other Equity Interest in any Person, nor is Merger Sub or any other Subsidiary of Parent a participant in any joint venture, partnership, limited liability company, trust, association or other non-corporate entity. There are no outstanding contractual obligations of Merger Sub or any other Subsidiary of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Merger Sub.

(a) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Merger Sub was formed for the purpose of engaging in the Transactions, and Merger Sub has not engaged in any other business or activities.

(c) At the Effective Time, Merger Sub will not have any assets, liabilities or obligations of any nature or any tax attributes other than (i) those set forth under its Organizational Documents (including its costs of formation), and (ii) pursuant to this Agreement, the Transaction Documents, the Debt Commitment Letter and the Transactions.

4.6 Special Purpose Acquisition Company; Absence of Changes. Since the date of its formation, (a) except for any actions taken in connection with this Agreement, the Transaction Documents, the Debt Commitment Letter or the Transactions, Parent has conducted no business other than the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus, (b) there has not been any Parent Material Adverse Effect and (c) there has not been any event, act or omission that, if such event, act or omission occurred following the execution of this Agreement, would have resulted in a material breach of Section 5.2.

4.7 Taxes.

(a) Parent and each of its Subsidiaries has timely filed (taking into account applicable extensions) all federal, state, local and foreign income Tax Returns and other material Tax Returns that it was required to file, and has paid all Taxes shown thereon as owing. Such Tax Returns are correct and complete in all material respects.

(b) Parent and each of its Subsidiaries has withheld or collected all material Taxes required by Law to have been withheld or collected and, to the extent required, paid over such Taxes to the appropriate Governmental Authorities.

(c) Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d) No Tax Proceeding relating to any Tax Return of Parent or any of its Subsidiaries by any Governmental Authority is currently in progress or, to the knowledge of Parent, threatened or contemplated. Neither Parent nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Parent or such Subsidiary does not file a Tax Return that the jurisdiction believes that Parent or such Subsidiary was required to file any Tax Return or is subject to Tax in such jurisdiction, which claim has not been fully resolved. Neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect.

(e) There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(f) Neither Parent nor any of its Subsidiaries has made any change in accounting method (except as required by a change in Law) or received a ruling from, or entered into a closing agreement with, any Governmental Authority, in each case that would reasonably be expected to result in Parent or its Subsidiaries being required to include a material amount in income for Tax purposes in a taxable period (or portion thereof) beginning after the Closing Date.

(g) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2).

4.8 Brokers and Agents. Except as set forth on Section 4.8 of the Parent Disclosure Schedule, neither Parent nor any Subsidiary thereof has employed any broker, finder or agent in connection with the Transactions.

4.9 Financing.

(a) Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the Transactions.

(b) Parent has furnished the Company with a true, correct and complete copy of a debt commitment letter, dated as of the date hereof, among SunTrust Bank and SunTrust Robinson Humphrey, Inc. (the “Debt Financing Sources”) and all Contracts, fee letters, engagement letters and other arrangements associated therewith (such commitment letter(s) and related term sheets, including all exhibits, schedules and annexes, and each such fee letter, as amended, restated, supplemented or modified from time to time, collectively, the “Debt Commitment Letter”), to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein for the purpose of funding the Transactions (the “Debt Financing”).

(c) As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect and, as of the date hereof, to the knowledge of Parent and Merger Sub, no such withdrawal, termination, amendment or modification is contemplated by any Debt Financing Source. The Debt Commitment Letter, in the form so delivered, is the legal, valid and binding obligation of Parent and/or Merger Sub, as applicable, and to the knowledge of Parent, the other parties thereto (subject to the Enforcement Exceptions).

(d) Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligation of the Debt Financing Sources to provide the Debt Financing or any contingencies that would (i) impair the validity of the Debt Financing, (ii) reduce the aggregate amount of the Debt Financing, (iii) prevent or delay the consummation of the Transactions, (iv) cause the Debt Commitment Letter to be ineffective or (v) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the Transactions. There are no side letters or other agreements, Contracts or arrangements, whether written or oral (except for the Debt Commitment Letter), relating to the funding or investing, as applicable, of the full amount of the Debt Financing or otherwise affecting the availability of the Debt Financing. As of the date of this Agreement, the Debt Commitment Letter has not been amended, supplemented or modified, and no provision thereof has been waived, no such amendment, restatement, supplement, modification or waiver is contemplated or pending, and the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. As of the date hereof, (x) to the knowledge of Parent and Merger Sub, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or Merger Sub under any term or condition of the Debt Commitment Letter and (y) subject to the accurancy of the representations and warranties of the Company set forth in ARTICLE III of this Agreement, neither Parent nor Merger Sub has knowledge of (A) any fact, event or other occurrence that makes any of the representations or warranties of Parent or Merger Sub in the Debt Commitment Letter inaccurate, (B) any actual or potential failure to satisfy any condition precedent or other contingency set forth in the Debt Commitment Letter or (C) any intention of any Debt Financing Source to terminate the Debt Commitment Letter or to not provide all or any portion of the Debt Financing.

(e) Parent and the Merger Sub (both before and after giving effect to any “market flex” provisions contained in the Debt Commitment Letter), subject to the accuracy of the representations and warranties of the Company set forth in ARTICLE III of this Agreement: (i) reasonably believe that they will be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing, (ii) have no knowledge of any fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Debt Commitment Letter to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, (B) cause any of the terms or conditions relating to the closing or funding of any portion of the Debt Financing not to be met or complied with, or (C) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Commitment Letter to not be available to Parent and the Merger Sub on a timely basis (and in any event as of the Closing Date); and (iii) know of no potential impediment to the funding of any of the payment obligations of Parent or the Merger Sub under this Agreement.

(f) Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, and (ii) no Public Stockholders elect to have their Parent Class A Shares redeemed in the Redemption, the Debt Financing will provide Parent with cash proceeds on the Closing Date in an amount, together with Parent’s cash on hand (including funds in the Trust Account), sufficient to consummate the Transactions on the terms contemplated hereby, including the payment of the Required Amount. Each of Parent and Merger Sub has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement and will pay any and all such fees as they become due.

(g) As of the date hereof, neither Parent, Merger Sub, nor any of their respective Representatives have subjected or agreed to subject the Company or any of its Subsidiaries to bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any Additional Equity Financing, other than such expenses, commitments, fees, Liabilities or indemnities which (i) are contingent upon and subject to the consummation of the Closing and (ii)(x) are set forth in the Debt Commitment Letter as of the date hereof or on Schedule 4.9(g), (y) have been agreed to as an expense of the Company in writing by the Company and the Company Sponsor or (z) constitute Parent Expenses (as defined in the Parent Sponsor Letter) under the Parent Sponsor Letter.

4.10 Legal Proceedings. There is no Action pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (and no Action has been brought or, to Parent’s knowledge, threatened since the date of Parent’s formation), and no notice of any Action involving or relating to Parent or any of its Subsidiaries, whether pending or threatened, has been received by Parent or any of its Subsidiaries, in each case to the extent such Action would be reasonably likely to have a Parent Material Adverse Effect. There are no Orders pending now or rendered by a Governmental Authority since the date of Parent’s formation against Parent or any of its Subsidiaries that would be reasonably likely to have a Parent Material Adverse Effect.

4.11 Compliance; Permits. Parent and each of its Subsidiaries is, and since the date of such its respective date of formation has been, conducting its business and operations, and otherwise is, and has since the date of its respective date of formation has been, in compliance in all material respects with all applicable Laws and Permits reasonably necessary to lawfully conduct the business of Parent. Since its formation, Parent has not received any written communication from any Governmental Authority alleging noncompliance in any material respect with any applicable Law or Permit.

4.12 SEC Filings and Parent Financials.

(a) Parent, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s website through EDGAR, Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Parent’s annual reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s quarterly reports on Form 10-Q for each fiscal quarter that Parent filed such reports to disclose its quarterly financial results in each of the fiscal years of Parent referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i) and (ii) above and this clause (iii), whether or not available through EDGAR, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to Parent or the SEC Reports. As of the date hereof, (i) none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comments and (ii) neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Report. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.12, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes of Parent contained or incorporated by reference in the SEC Reports (the “Parent Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Parent at the respective dates of and, for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Report, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal control over financial reporting, (i) Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Except as and to the extent reflected or reserved against in the Parent Financials, Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since Parent’s formation in the ordinary course of business.

(e) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent other than advancements of expenses in the ordinary course less than $50,000 individually or $100,000 in the aggregate. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

4.13 Nasdaq. As of the date of this Agreement, the Parent Public Units, the Parent Class A Shares and the Parent Warrants that were included as part of the Parent Public Units (the “Parent Public Warrants”) are listed on Nasdaq under the symbols “TBRU”, “TBRG” and “TBRGW”, respectively. As of the date of this Agreement, Parent is in compliance in all material respects with the applicable corporate governance requirements of Nasdaq for continued listing of Parent Public Units, Parent Class A Shares and Parent Public Warrants thereon and there is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by Nasdaq or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Parent Public Units, Parent Class A Shares or Parent Public Warrants on Nasdaq.

4.14 Board Recommendation. Each of the board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) and the managing member of Merger Sub has, as of the date of this Agreement, unanimously determined that (i) the consummation of the Transactions (including, without limitation, the Merger and the Domestication) is in the best interest of the stockholders of Parent and the equity holders of Merger Sub and (ii) the fair market value of the Company is equal to at least 80% of the balance in the Trust Account.

4.15 Trust Account. Parent has made available to the Company a true, correct and complete copy of the fully executed Investment Management Trust Agreement (the “Trust Agreement”), dated as of June 18, 2018, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). As of the date of this Agreement, Parent has at least $261,860,188 in the Trust Account, with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and, to Parent’s knowledge, the Trustee, enforceable in accordance with its terms, subject to the Enforcement Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than (A) the underwriter of the IPO and (B) Public Stockholders who have elected to redeem their Parent Class A Shares in accordance with Parent’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except to redeem Parent Class A Shares from Public Stockholders in accordance with the provisions of Parent’s Organizational Documents and the IPO Prospectus (the “Redemption”) or as otherwise described in Section 9.2(a). There is no Action pending, or to Parent’s knowledge, threatened with respect to the Trust Account.

4.16 Insurance. Except for directors’ and officers’ liability insurance, Parent does not maintain any insurance policies.

4.17 Interested Party Transactions. Except (i) as set forth in this Agreement or the Transaction Documents or (ii) ordinary course Contracts incident to employment by or service as a director or officer of an Acquiror Company as set forth on Section 4.17 of the Parent Disclosure Schedule, no Acquiror Company nor any of its Affiliates, nor any executive officer or director of an Acquiror Company or any of its Affiliates, nor any immediate family member of any of the foregoing (or any of their respective Affiliates) (each of the foregoing, a “Parent Related Party”) is presently, or in the past two (2) years has been, a party to any transaction with an Acquiror Company, including any Contract or other arrangement (a) providing for the furnishing of services by, (b) providing for the rental of Real Property or personal property from or (c) otherwise requiring payments to any Parent Related Party. Except as set forth on Section 4.17 of the Parent Disclosure Schedule, no Parent Related Party owns any Real Property or personal property, or right, tangible or intangible (including Intellectual Property), which is material to the business of any Acquiror Company.

4.18 Intellectual Property. Neither Parent nor any Subsidiary thereof owns, licenses or otherwise has any right, title or interest in any Intellectual Property.

4.19 Agreements, Contracts and Commitments.

(a) Other than confidentiality and non-disclosure agreements, this Agreement and the Transaction Documents and the Debt Commitment Letter (and after the date hereof, any Additional Equity Financing Documents entered into accordance with the terms of Section 5.16(k)) (none of which shall consititute Material Parent Contracts for purposes of this Agreement), there are no Contracts, agreements, leases, mortgages, indentures, notes, bonds, Liens, licenses, Permits, franchises, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent or any Subsidiary thereof is a party or by or to which any of the properties or assets of Parent or any Subsidiary thereof may be bound, subject or affected (“Material Parent Contracts”). All Material Parent Contracts are listed in Schedule 4.19(a) other than those that are exhibits to the SEC Reports filed at least one (1) Business Day prior to the date of this Agreement.

(b) Each Material Parent Contract was entered into at arm’s length and in the ordinary course, is in full force and effect and, to Parent’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, subject to the Enforcement Exceptions and the discretion of the court before which any proceeding therefor may be brought. To Parent’s knowledge, no other party to a Material Parent Contract is the subject of a bankruptcy or insolvency proceeding. True, correct and complete copies of all Material Parent Contracts (or written summaries in the case of oral Material Parent Contracts) have been heretofore delivered to the Company.

(c) Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Parent Contract, and no party to any Material Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to result in a Parent Material Adverse Effect.

4.20 Title to Property. Neither Parent nor any Subsidiary thereof owns or leases any Real Property or personal property. There are no options or other Contracts under which Parent or any Subsidiary thereof has a right or obligation to acquire or lease any interest in Real Property or personal property.

4.21 Certain Business Practices.

(a) No Acquiror Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has in the last five (5) years (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977. No Acquiror Company, nor any of their respective Representatives acting on their behalf, in their capacity as such, has given or agreed to give any unlawful gift or similar unlawful benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Acquiror Company or assist any Acquiror Company in connection with any actual or proposed transaction.

(b) The operations of each Acquiror Company are and have in the past five (5) years been conducted in compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority, and no Action involving an Acquiror Company with respect to the any of the foregoing is pending or, to the knowledge of Parent, threatened.

(c) No Acquiror Company or any of their respective directors or officers, or, to the knowledge of Parent, any other Representative acting on behalf of an Acquiror Company is currently identified on the SDN List or other blocked persons list or otherwise the target of U.S. sanctions administered by OFAC, and no Acquiror Company has, to the knowledge of Parent, in the last five (5) years, loaned, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country or territory which is the target of countrywide economic sanctions administered by OFAC (currently the Crimea region of Ukraine, Cuba, Iran, North Korea or Syria) or for the purpose of financing the activities of any Person included on the SDN List administered by OFAC.

4.22 Investment Company Act. No Acquiror Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.23 Due Diligence Investigation.

(a) Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) of assets of the Acquired Companies, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Acquired Companies for such purpose. Each of Parent and Merger Sub acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the Transactions, each of Parent and Merger Sub has relied solely upon its own investigation and the express representations and warranties of the Company set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) or as expressly set forth in any Transaction Document; and (ii) none of the Company Equity Holders, the Acquired Companies or any other Person has made any representation or warranty as to the Company Equity Holders, the Acquired Companies or this Agreement, except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) or as may expressly be set forth in the Transaction Documents. Each of Parent and Merger Sub has entered into the Transactions with the understanding, acknowledgement and agreement that except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Schedule) no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Acquired Companies.

(b) In connection with Parent’s and Merger Sub’s investigation of the Acquired Companies, they have received certain projections, including projected statements of operating revenues and income from operations of the business, the Acquired Companies and certain business plan information. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that it is familiar with such uncertainties, and accordingly, that no representation or warranty is made with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

4.24 No Other Parent or Merger Sub Representations or Warranties. Except for the specific representations and warranties expressly set forth in this ARTICLE IV (as qualified by the Parent Disclosure Schedule) or expressly set forth in a Transaction Document, none of Parent, Merger Sub nor any of their respective Representatives makes any other representation or warranty, either written or oral, express or implied, with respect to the Acquiror Companies, any of their respective businesses, financial projections, assets, liabilities or operations, or the Transactions, and each of Parent and Merger Sub disclaims any other representations or warranties, whether made by an Acquiror Company or any of its Representatives. Except for the specific representations and warranties contained in this ARTICLE IV (as qualified by the Parent Disclosure Schedule) or expressly set forth in a Transaction Document, each of Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company by any Representative of an Acquiror Company). Neither Parent nor Merger Sub makes any representations or warranties to the Company regarding (i) merchantability or fitness for any particular purpose or (ii) the future success or profitability of the Acquiror Companies. Notwithstanding the foregoing, nothing contained in this Agreement shall operate as a waiver of a Fraud Claim.

ARTICLE V

Pre-Closing Covenants

5.1 Conduct of Business of the Company. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or a Governmental Authority, or as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 hereof (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, (x) conduct their respective businesses in the ordinary course of business and in material compliance with applicable Law, and (y) in each case in all material respects, use their commercially reasonable efforts to maintain and preserve their respective businesses and organizations intact, retain their respective present officers and employees and maintain and preserve their respective relationships with their officers and employees, Merchants, suppliers, vendors, licensors, Governmental Authorities, creditors and others having business relations with such Person. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or a Governmental Authority, or as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not and shall cause its Subsidiaries not to:

(a) change or amend any of the Organizational Documents of the Acquired Companies, or authorize or propose the same;

(b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities convertible into or otherwise relating to such securities) or authorize or propose any change in its equity capitalization or capital structure, or enter into any agreement, understanding or arrangement (other than the Company Support Agreements) with respect to the voting of equity securities of the Company; provided, that this Section 5.1(b) shall not restrict the exchange of Company Profits Units for Preferred Units (as defined in the Company LLC Agreement) as set forth in the Company LLC Agreement;

(c) declare or pay any distribution (other than ordinary and regular tax distributions or distributions made by wholly-owned Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries) in respect of its limited liability company interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its securities or purchase, redeem or otherwise acquire or retire for value any of its securities;

(d) incur, create, assume, guarantee or otherwise become liable for any Company Indebtedness (directly, contingently or otherwise) in excess of $1,000,000 (individually or in the aggregate), except for (i) any such Company Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (ii) guarantees by the Company of existing indebtedness of Subsidiaries of the Company, (iii) capital leases entered into by the Company and its Subsidiaries in the ordinary course of business, (iv) amounts borrowed under the Existing Credit Agreement (not to exceed $108,000,000 in the aggregate) and (v) the accrual of interest on indebtedness outstanding as of the date of this Agreement or incurred in compliance with this Section 5.1(d);

(e) make a loan or advance to or investment in any third party (other than (i) loans or advances to or investments in the Company or any wholly-owned Subsidiary thereof or (ii) in the ordinary course of business);

(f) make or agree to make any capital expenditures (exclusive of software development costs incurred in the ordinary course of business consistent with past practice) in excess of $100,000 individually, or $200,000 in the aggregate, for the Acquired Companies;

(g) except as required to comply with Contracts, Company Benefit Plans and Company Benefit Arrangements existing on the date of this Agreement, (i) adopt, enter into, terminate or materially amend any Company Benefit Plan or Company Benefit Arrangement or any collective bargaining agreement; (ii) increase the compensation or benefits of, agree to pay any bonus to, or materially modify the terms of employment or engagement of, any director, officer, employee or consultant, except that compensation and the terms of employment of employees who are not executive officers may be modified in the ordinary course of business consistent with past practice; (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation; (iv) grant any bonus, incentive, equity, or performance awards under any Company Benefit Plan or Company Benefit Arrangement or any agreement that would be a Company Benefit Plan or Company Benefit Arrangement if entered into prior to the date hereof; or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement other than in the ordinary course of business;

(h) sell, assign, lease, sublease, exclusively license, exclusively sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (including material Intellectual Property) of the Acquired Companies (other than any such actions performed by an Acquired Company in the ordinary course of business);

(i) acquire (whether by merger, consolidation, acquisition of stock or assets or any other form of business combination) any non-natural Person or business or initiate the start-up of any new business, non-wholly-owned Subsidiary or joint venture or otherwise acquire any securities or material assets;

(j) merge or consolidate, or agree to merge or consolidate with or into any other Person;

(k) enter into any Material Contract or amend, modify, terminate or waive any material right under any Material Contract or any Material Permit (other than any such actions performed by an Acquired Company in the ordinary course of business);

(l) commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation, other than for (i) routine collection and settlement matters or (ii) in connection with ordinary course commercial matters;

(m) enter into, amend or terminate (other than terminations in accordance with their terms) any Contract or transaction with any Related Party (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course of business consistent with past practice), or waive any material right in connection therewith;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

(p) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a Governmental Authority relating to a material amount of Taxes, file any materially amended Tax Return or claim for refund of a material amount of Taxes, or make any material change to a method of accounting for Tax purposes, in each case except as required by applicable Law or in compliance with GAAP;

(q) effect any mass layoff or other personnel reduction or change of more than 25 employees at any of its facilities;

(r) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage (in the aggregate) with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(s) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liability other than in the ordinary course of business consistent with past practice; or

(t) authorize or agree (in writing or otherwise) to take any of the actions described in this Section 5.1.

Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall give to Parent, directly or indirectly, the right to control or direct the ordinary course operations of any Acquired Company prior to the Closing.

5.2 Conduct of Business of Parent. Except as set forth in Section 5.2 of the Parent Disclosure Schedule, as otherwise expressly contemplated by this Agreement or the Debt Commitment Letter, as required by applicable Law or a Governmental Authority, or as consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall, and shall cause its Subsidiaries to, (x) conduct their respective businesses in the ordinary course of business, (y) conduct their respective businesses in material compliance with applicable Law, and (z) in each case in all material respects, use their commercially reasonable efforts to maintain and preserve their respective businesses and organizations intact, retain their respective present officers and employees and maintain and preserve their relationships with their officers and employees, suppliers, vendors, licensors, Governmental Authorities, creditors and others having business relations with such Person. Except as set forth in Section 5.2 of the Parent Disclosure Schedule, as otherwise expressly contemplated by this Agreement or the Debt Commitment Letter, as required by applicable Law or a Governmental Authority, or as consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not and shall cause its Subsidiaries not to:

(a) change or amend any of the Organizational Documents of the Acquiror Companies, or authorize or propose the same, except pursuant to the Domestication;

(b) other than pursuant to any Additional Equity Financing (in accordance with the terms of Section 5.16(k)), issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities convertible into or otherwise relating to such securities) or authorize or propose any change in the equity capitalization or capital structure of the Acquiror Companies, or enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Parent;

(c) declare or pay any distribution in respect of the equity interests of the Acquiror Companies or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of the securities of the Acquiror Companies or purchase, redeem or otherwise acquire or retire for value any of the securities of the Acquiror Companies; provided, that this Section 5.2(c) shall not restrict the Redemption;

(d) incur, create, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or guarantee any indebtedness of another Person (directly, contingently or otherwise), other than working capital loans made by the Parent Sponsor, payable solely in cash, necessary to finance Parent’s ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the other Transactions (including any filings required under Section 5.6), up to aggregate additional indebtedness during the Interim Period of $1,500,000 (provided the interest rate on such indebtedness does not exceed the Applicable Federal Rate and is prepayable for an amount in cash no greater than principal plus accrued and unpaid interest to the date of prepayment by the Surviving Pubco);

(e) make a loan or advance to or investment in any third party;

(f) make or agree to make any capital expenditures;

(g) (i) adopt, enter into, terminate or amend any Parent Benefit Plan or Parent Benefit Arrangement or any collective bargaining agreement; (ii) increase the compensation or benefits of, or agree to pay any bonus to, any director, officer, employee or consultant or modify their terms of employment or engagement; (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation; (iv) grant any bonus, incentive, equity, or performance awards under any Parent Benefit Plan or Parent Benefit Arrangement or any agreement that would be a Parent Benefit Plan or Parent Benefit Arrangement if entered into prior to the date hereof; or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Parent Benefit Plan or Parent Benefit Arrangement;

(h) sell, assign, lease, sublease, exclusively license, exclusively sublicense, pledge or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material assets (including Intellectual Property) of the Acquiror Companies;

(i) acquire (whether by merger, consolidation, acquisition of stock or assets or any other form of business combination) any non-natural Person or business or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture or otherwise acquire any securities or material assets;

(j) merge or consolidate, or agree to merge or consolidate with or into any other Person;

(k) enter into any Material Parent Contract or amend, modify, terminate or waive any material right under any existing Material Parent Contract;

(l) commence a lawsuit or settle, compromise, release or waive its rights under any claim or litigation;

(m) enter into, amend, or terminate (other than terminations in accordance with their terms) any Contract with any Related Party, or waive any material right in connection therewith (other than working capital loans made by the Parent Sponsor in accordance with Section 5.2(d));

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o) revalue any of its assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP;

(p) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy with a Governmental Authority relating to a material amount of Taxes, file any materially amended Tax Return or claim for refund of a material amount of Taxes, or make any material change to a method of accounting for Tax purposes, in each case except as required by applicable Law or in compliance with GAAP;

(q) amend, waive or otherwise change the Trust Agreement in any manner adverse to Parent;

(r) take any action that would reasonably be expected to significantly delay or impair (i) the timely filing of any of its public filings with the SEC, (ii) its compliance in all material respects with applicable securities Laws or (iii) the listing of the Surviving Pubco Class A Shares on Nasdaq; or

(s) authorize or agree (in writing or otherwise) to take any of the actions described in this Section 5.2.

5.3 Information.

(a) During the Interim Period, the Company shall and shall cause its Subsidiaries to, upon reasonable notice and during regular business hours and at Parent’s sole expense, afford to the authorized Representatives of Parent reasonable access to (i) all of the assets of the Acquired Companies, Company Leased Real Property, employees of the Acquired Companies (provided, that any request by Parent or its Representatives for access to employees must be made through the Chief Executive Officer or Chief Financial Officer of the Company or a designee thereof), and Books and Records of the Company and its Subsidiaries and (ii) such additional financial and operating data and other information relating to the business and properties of the Company and its Subsidiaries as Parent may reasonably request; provided, that such access shall not unreasonably disrupt the operations of the Acquired Companies and Parent and its authorized Representatives shall use their respective commercially reasonable efforts to minimize any such disruption. Without limiting the foregoing, during the Interim Period the Company shall provide Parent with copies of all financial statements and reports provided to the Company’s board of directors, as well as board minutes, consents and other board materials, reasonably promptly after such materials are provided to the Company’s board of directors. Notwithstanding anything to the contrary contained in this Agreement, no Acquired Company shall be required pursuant to this Section 5.3(a) to provide (i) any information or access that the Company reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege, (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto or (iii) any information or access to the extent that it relates to interactions with other prospective buyers of the Acquired Companies or the negotiation of this Agreement and the Transaction Documents and the Transactions. Parent shall not contact or communicate with any of the Company’s or any Subsidiaries’ customers, suppliers or employees (other than contact with employees to the extent permitted by this Section 5.3(a)) without the Company’s prior written consent.

(b) During the Interim Period, Parent shall and shall cause its Subsidiaries to, upon reasonable notice and during regular business hours and at the Company’s sole expense, afford to the authorized Representatives of the Company reasonable access to (i) all of the assets of the Acquiror Companies, employees of the Acquiror Companies and Books and Records of Parent and its Subsidiaries and (ii) such additional financial and operating data and other information relating to the business and properties of Parent and its Subsidiaries as the Company may reasonably request. Notwithstanding anything to the contrary contained in this Agreement, no Acquiror Company shall be required pursuant to this Section 5.3(b) to provide (i) any information or access that Parent reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege, (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto or (iii) any information or access to the extent that it relates to interactions with other prospective targets of the Acquiror Companies or the negotiation of this Agreement and the Transaction Documents and the Transactions.

(c) Parent acknowledges and agrees that the Confidentiality Agreement, except as modified by Section 9.2 hereof, remains in full force and effect and that information provided by any Acquired Company, any Company Equity Holder or any Company Equity Holder’s Affiliates to Parent pursuant to this Agreement prior to the Closing shall be treated in accordance with the Confidentiality Agreement. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement, except as modified by Section 9.2 hereof, shall remain in full force and effect in accordance with its terms. If the Closing occurs, the Confidentiality Agreement shall terminate effective as of the Closing.

5.4 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice (and, in any event, within five (5) Business Days) to the other Parties of any event which would reasonably be expected to cause any of the conditions in ARTICLE VII not to be fulfilled or the fulfillment of those conditions being materially delayed. The delivery of any notice pursuant to this Section 5.4 shall in no circumstance be deemed to (i) modify the representations, warranties, covenants or agreements hereunder of the Party delivering such notice; (ii) modify any of the conditions set forth in ARTICLE VII; or (iii) cure or prevent any misrepresentation, inaccuracy, untruth or breach of any representation, warranty, covenant or agreement set forth in this Agreement or any Transaction Document or failure to satisfy any condition set forth in ARTICLE VII.

5.5 Cause Conditions to be Satisfied. Subject to Section 5.6, (a) the Company shall, and the Company shall cause its Subsidiaries to use reasonable best efforts to cause each of the conditions set forth in Section 7.1 and Section 7.2 to be satisfied at or prior to the Closing; and (b) Parent and its Subsidiaries shall use reasonable best efforts to cause each of the conditions set forth in Section 7.1 and Section 7.3 to be satisfied at or prior to the Closing.

5.6 Governmental Consents and Filing of Notices.

(a) As soon as reasonably practicable, but in any event within thirty (30) calendar days following the date of this Agreement, Parent and the Company shall make all necessary filings and submissions under the HSR Act. Parent and the Company shall make all other filings required by the antitrust or Competition Laws of any other jurisdiction as soon as reasonably practicable after the date of this Agreement. Except as may be restricted by applicable Law, (i) the Parties shall cooperate with each other with respect to the obtaining of information needed for the preparation of the Notification and Report Forms required to be filed pursuant to the HSR Act or to the applicable Law of any other jurisdiction by Parent or the Company in connection with the Transactions, (ii) the Parties shall use reasonable best efforts and shall cooperate in responding to any written or oral requests from Governmental Authorities for additional information or documentary evidence, and (iii) the Parties shall, at the earliest practicable date, (x) comply with any formal or informal request for additional information or documentary material from Governmental Authorities, and (y) cooperate and shall provide notice and opportunity to consult regarding all meetings with Governmental Authorities, whether in person or telephonic, and regarding all written communications with Governmental Authorities, in each case in connection with the Transactions. The Parties agree to request early termination with respect to the waiting period prescribed by the HSR Act. Each Party shall promptly notify the other Parties hereto of any written communication made to or received by either Parent and/or the Company, as the case may be, from any Governmental Authority regarding any of the Transactions, and, subject to applicable Law, if practicable, permit the other parties hereto to review in advance any proposed written communication to any such Governmental Authority and incorporate the other parties’ reasonable comments, not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend, and furnish the other parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives, on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the Transactions.

(b) Parent shall be responsible for all filing fees incurred under the antitrust or Competition Laws of any jurisdiction in connection with the Transactions, and each Party shall pay its own costs with respect to its preparation of such filings.

(c) Each Party shall, and shall cause its Affiliates to, cooperate in good faith with each Governmental Authority and take promptly any and all reasonable action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including (i) proferring and consenting and/or agreeing to an Order or other agreement providing for (A) the licensing or other limitations or restrictions on, particular assets, or categories of assets of the Company or Parent or (B) the amendment or assignment of existing relationships and contractual rights and obligations of the Company or Parent and (ii) promptly effecting the licensing or holding separate of assets or lines of business or the amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummating of the Transactions on or prior to the Termination Date. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, the Parties shall, and shall cause their respective Representatives to, cooperate in all reasonable respects with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

5.7 Escrow Agreement and Paying and Exchange Agent Agreement. At the Closing, each of Parent, the Company and the Company Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and Paying and Exchange Agent to duly execute and deliver to Parent, the Company and the Company Securityholder Representative, the Escrow Agreement and the Paying and Exchange Agent Agreement, respectively.

5.8 [Reserved].

5.9 Termination of Affiliate Contracts. In connection with the Closing, (a) the Company shall take such actions as may be necessary to terminate any Contracts set forth in Section 5.9(a) of the Company Disclosure Schedule with no further obligations of the Company or its Affiliates from and after the Closing except (i) to the extent set forth in Section 5.9(a) of the Company Disclosure Schedule and (ii) for those certain provisions of, and obligations and liabilities under, such Contracts that expressly survive such termination by their terms, and (b) Parent shall take all such actions as may be necessary to terminate any Contracts set forth in Section 5.9(b) of the Parent Disclosure Schedule except (i) to the extent set forth in Section 5.9(b) of the Parent Disclosure Schedule and (ii) for those certain provisions of, and obligations and liabilities under, such Contracts that expressly survive such termination by their terms.

5.10 Registration Statement; Parent Equity Holder Meeting.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent shall, with the assistance, cooperation and reasonable best efforts of the Company, prepare and file a Registration Statement on Form S-4 with the SEC (as such filing is amended or supplemented, and including the Proxy Statement contained therein, the “Registration Statement”), and with all other applicable regulatory bodies, for the purpose of registering the Surviving Pubco Class A Shares and Surviving Pubco Public Warrants to be issued or issuable in the Domestication, including the Surviving Pubco Class A Shares issuable upon exercise of the Surviving Pubco Public Warrants in accordance with their terms, which Registration Statement shall also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of (i) providing the Parent Equity Holders with the opportunity to redeem their shares of Parent Common Stock as contemplated by Parent’s Organizational Documents, the SEC Reports and the Trust Agreement and (ii) soliciting proxies from the Parent Equity Holders to vote, at a meeting of the Parent Equity Holders to be called and held for such purpose (the “Parent Equity Holder Meeting”), in favor of (A) the adoption and approval of this Agreement, the Transaction Documents and the Transactions, (B) the Domestication (including the change of Parent’s name in connection therewith), (C) the Merger, (D) the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger, (E) the adoption and approval of the new omnibus equity incentive plan for the Surviving Pubco, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of the Surviving Pubco and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Surviving Pubco Class A Shares with a total pool of awards of Surviving Pubco Class A Shares equal to ten percent (10%) of the aggregate number of shares of Surviving Pubco Common Stock (treating the number of Surviving Pubco Class V Shares outstanding for such purposes as the number of votes that such Surviving Pubco Class V Shares are entitled to vote at such time for matters generally submitted to the shareholders of the Surviving Pubco) issued and deemed to be outstanding immediately after the Closing, including as outstanding for this purpose (x) the maximum number of Earn-Out Shares pursuant to Section 2.6 hereof and (y) all shares issuable under the new omnibus equity incentive plan described in this clause (E) (but, for the avoidance of doubt, not including Surviving Pubco Class A Shares issuable upon the exercise of Surviving Pubco Warrants (including Surviving Pubco Public Warrants)), (F) the appointment, and designation of classes, of the members of the Post-Closing Surviving Pubco Board, and, if applicable, appointment of the members of any committees thereof, in each case in accordance with Section 5.14(a) hereof, (G) any other matters necessary or advisable to effect the consummation of the Transactions (clauses (A) through (G) of this Section 5.10(a), collectively, the “Voting Matters”), and (H) the adjournment of the Parent Equity Holder Meeting in accordance with Section 5.10(f).

(b) Parent shall comply in all material respects with all applicable Laws, any applicable rules and regulations of Nasdaq, Parent’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the holding of the Parent Equity Holder Meeting and the Redemption. Whenever any event occurs which would reasonably be expected to result in the Registration Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the Parent Equity Holders, an amendment or supplement to the Registration Statement.

(c) Parent (i) shall permit the Company and its counsel to review and comment on the Registration Statement and any exhibits, amendments or supplements thereto (or other related documents), (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith and (iii) shall not file the Registration Statement or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspodence is oral, a complete summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement or any amendment or supplement thereto has been filed with the SEC, and the time when the Registration Statement is declared effective or any stop order relating to the Registration Statement is issued.

(d) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and become effective as promptly as reasonably practicable. As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement, Parent shall distribute the Proxy Statement and other proxy materials included in the Registration Statement to the Parent Equity Holders, and pursuant thereto, shall (i) call the Parent Equity Holder Meeting in accordance with applicable Law and Parent’s Organizational Documents on a date as soon as reasonably practicable following the effectiveness of the Registration Statement, and (ii) use its reasonable best efforts to solicit proxies from the Parent Equity Holders to vote in favor of the adoption of this Agreement and the other Voting Matters (including by enforcing the Letter Agreement). Parent shall appoint an inspector of elections in connection with the Parent Equity Holder Meeting, and cause such inspector of elections to deliver or caused to be delivered an affidavit or certificate verifying the vote of such Parent Equity Holder Meeting to the Trustee in accordance with the terms of the Trust Agreement.

(e) Parent, acting through its board of directors, shall include in the Proxy Statement the recommendation of its board of directors that the Parent Equity Holders vote in favor of the adoption of the Voting Matters and shall otherwise use its reasonable best efforts to obtain the Parent Equity Holders’ Approval. Neither Parent’s board of directors nor any committee or agent or Representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company), the Parent board of directors’ recommendation that the Parent Equity Holders vote in favor of the adoption of the Voting Matters.

(f) Parent shall be entitled to postpone or adjourn the Parent Equity Holder Meeting (i) to ensure that any supplement or amendment to the Registration Statement that the Board of Directors of Parent has determined in good faith is required by applicable Law is disclosed to the Public Stockholders and for such supplement or amendment to be promptly disseminated to the Public Stockholders prior to the Parent Equity Holder Meeting, (ii) if, as of the time for which the Parent Equity Holder Meeting is originally scheduled (as set forth in the Registration Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Equity Holder Meeting or (iii) on no more than three (3) occasions, as reasonably determined to be necessary or desirable by Parent; provided, however, that in no event shall Parent postpone or adjourn the Parent Equity Holder Meeting beyond the date that is ten (10) Business Days prior to the Termination Date without the prior written consent of the Company; and, provided, further, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) above, the Parent Equity Holder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

5.11 Disclosure Information.

(a) During the Interim Period, in connection with the preparation of the Registration Statement, Announcement 8-K, the Completion 8-K, the Signing Press Release, the Closing Press Release or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of Parent, Merger Sub or the Company to any Governmental Authority in connection with the Transactions (each, a “Reviewable Document”), Parent and the Company shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, managers, officers and shareholders (including the directors of Parent and the Company to be elected to the Post-Closing Surviving Pubco Board pursuant to Section 5.14 hereof), assets, Liabilities, condition (financial or otherwise), business, operations and such other matters as may be reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and shall furnish to the other party any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.

5.12 Securities Listing. Parent shall use its reasonable best efforts to cause the Surviving Pubco Class A Shares (including the Surviving Pubco Class A Shares to be issued in connection with the Domestication and the Surviving Pubco Class A Shares issuable upon exchange of Surviving Company Membership Units in accordance with the Exchange Agreement) to be approved for listing on Nasdaq as of the Closing.

5.13 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the Transactions) concerning the sale of (x) all or any material part of the business or assets of the Acquired Companies or (y) any material portion of the shares or other equity interests or profits of the Acquired Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise and (B) with respect to Parent and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and Parent, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend in writing, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as reasonably promptly as practicable (and in any event within forty-eight (48) hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal.

5.14 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of Parent to resign, so that effective as of the Closing, the Surviving Pubco’s board of directors (the “Post-Closing Surviving Pubco Board”) will consist of the following nine (9) individuals unless replaced in accordance with this Section: Jeremy Schein; Gary Simanson; Shaler Alias; James Kirk; Bob A. Hartheimer; Maryann Goebel; William Jacobs; John Morris; and Peter J. Kight (such persons and any replacements as are appointed or created as a result of the application of the provisions of this Section 5.14, collectively, the “Post-Closing Directors”). If, prior to the Closing, any of the foregoing individuals becomes unable or unwilling to serve as a Post-Closing Director (such individual, a “Withdrawing Director”), (x) if such Withdrawing Director is Gary Simanson, Peter J. Kight, Bob A. Hartheimer or Maryann Goebel, Parent Sponsor shall designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead; (y) if such Withdrawing Director is Jeremy Schein or James Kirk, Company Sponsor shall designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead; and (z) if John Morris or Shaler Alias is the Withdrawing Director, John Morris and Shaler Alias shall, by written action of a majority in interest of the Company Interests owned by John Morris and Shaler Alias, designate a replacement to serve as a Post-Closing Director in such Withdrawing Director’s stead, which replacement is approved by the Company Sponsor in its discretion. In the event a Withdrawing Director was (or was expected to be) (A) an “independent” director for purposes of the Nasdaq listing rules or (B) a qualified member of the audit committee of the Post-Closing Surviving Pubco Board, any Person designated to replace such Withdrawing Director must also be an “independent” director or qualified to serve on the audit committee, as applicable. In accordance with the Organizational Documents of the Surviving Pubco as in effect as of the Closing, the Parties acknowledge and agree that the Post-Closing Surviving Pubco Board will be a classified board with three classes of directors, with:

(i) one class of directors (the “Class I Directors”), initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), with Jeremy Schein, Gary Simanson and Shaler Alias serving as Class I Directors;

(ii) a second class of directors (the “Class II Directors”), initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), with James Kirk, Bob A. Hartheimer and Maryann Goebel serving as Class II Directors; and

(iii) a third class of directors (the “Class III Directors”), serving a three (3) year term, such term effective from the Closing, with William Jacobs, John Morris and Peter J. Kight serving as Class III Directors.

At or prior to the Closing, the Surviving Pubco will execute and deliver to each Post-Closing Director a customary director indemnification agreement, in form and substance reasonably acceptable to such Post-Closing Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Parent to resign, so that the individuals serving as executive officers of the Surviving Pubco immediately after the Closing will be the same individuals (in the same offices) as those of the Company immediately prior to the Closing.

(c) The Parties hereby acknowledge and agree that after the Closing, the Disinterested Director Majority is authorized and shall have the sole right to act and make or provide any determinations, consents, agreements, settlements or notices on behalf of the Surviving Pubco under this Agreement and to enforce the Surviving Pubco’s rights and remedies under this Agreement, in each case with respect to (i) any adjustments under Section 2.5 (and related provisions under the Escrow Agreement), (ii) Fraud Claims against the Company Equity Holders, (iii) any indemnification claims under Section 6.2(h) and (iv) any amendments or waivers under Section 11.10. Nothing in this Section 5.14 shall restrict the right or authorization of the Post-Closing Surviving Pubco Board (including, without limitation, any directors that are executive officers of Surviving Pubco or that are Affiliates of the Company Sponsor) to act and make or provide any determinations, consents, agreements, settlements or notices on behalf of the Surviving Pubco under this Agreement and to enforce of the Surviving Pubco’s rights and remedies under this Agreement, in each case other than with respect to the matters set forth in clauses (i), (ii) or (iii) of the preceding sentence.

5.15 Trust Account Disbursement. Parent shall cause the Trust Account to be disbursed to Parent (or to such Persons as designated by Parent to pay any amounts contemplated by Section 2.2(a) or any amounts owed by Parent for its unpaid expenses or other liabilities as of the Closing) concurrently with the Closing upon the terms set forth in the Trust Agreement, including by executing, delivering and satisfying the requirements set forth in the letter attached as Exhibit A thereto.

5.16 Financing.

(a) Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter as promptly as practicable after the date hereof, including using reasonable best efforts to (i) maintain in effect and comply with the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the “market flex” provisions) set forth in the Debt Commitment Letter (or on other terms as consented to by the Company, such consent not to be unreasonably withheld, delayed or conditioned), in each case, which shall not expand on the conditions to the funding of the Debt Financing at the Closing, reduce the aggregate amount of the Debt Financing available to be funded at the Closing, impair the validity of the Debt Financing or prevent, impede or delay the consummation of the Debt Financing on the Closing Date, (iii) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Parent and Merger Sub in the Debt Commitment Letter and the definitive agreements related thereto or, if necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent and Merger Sub contained in such Debt Commitment Letter or such definitive agreements related thereto, (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Closing, consummate the Debt Financing at the Closing, (v) enforce its rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing and (vi) otherwise comply with Parent’s and Merger Sub’s covenants and other obligations under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing.

(b) Parent and Merger Sub shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), agree to or permit (i) any termination, repudiation, rescission, cancellation, expiration of or amendment, restatement, replacement, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the definitive agreements relating to the Debt Financing, (ii) any waiver of any provision or remedy under the Debt Commitment Letter or (iii) the early termination of the Debt Commitment Letter. Parent shall promptly deliver to the Company copies of any amendment, restatement, replacement, modification, supplement, consent or waiver to or under the Debt Commitment Letter or the definitive agreements relating to the Debt Financing promptly upon execution thereof. Parent and Merger Sub shall use their reasonable best efforts to maintain the effectiveness of the Debt Commitment Letter until the Transactions are consummated. Any breach of the Debt Commitment Letter by Parent or Merger Sub (excluding any breach caused by a breach or violation by the Company of its representations, warranties, covenants or agreements contained in this Agreement that would give Parent the right to terminate its or the Company’s obligations under the Merger Agreement to consummate the Closing (or otherwise not consummate the Closing) as a result of such breach) shall be deemed a breach by Parent and Merger Sub of this Agreement.

(c) Parent shall keep the Company reasonably informed on a prompt basis and in reasonable detail of the negotiation and status of its efforts to arrange the Debt Financing and provide to the Company drafts of the definitive documentation for the Debt Financing (and, to the extent reasonably practicable, provide the Company the opportunity to review and comment on drafts in advance of providing such drafts to the Debt Financing Sources and to reasonably incorporate comments provided by the Company (or its counsel) in such drafts) and thereafter complete, correct and executed copies of the material definitive documents for the Debt Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any actual, threatened or alleged breach, default, termination, cancellation, rescission, expiration or repudiation by any party to the Debt Commitment Letter or definitive documents related to the Debt Financing which becomes known to Parent or Merger Sub, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual, threatened or alleged breach, default, termination, cancellation, rescission, expiration or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing (including any proposal by any Debt Financing Source or other Person to withdraw, terminate or make a material adverse change in the terms of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter), or (B) dispute or disagreement between Parent, Merger Sub and any Debt Financing Source or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing, in each case regarding the Debt Financing and (iii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Debt Financing on the terms and in the manner contemplated by the Debt Commitment Letter; provided, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies of, or the conditions to the obligation of, the Parties hereunder. As soon as reasonably practicable, but in any event within three (3) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly notify the Company in writing, and Parent and Merger Sub shall use their reasonable best efforts to do all things necessary, proper or advisable to arrange and obtain, as promptly as reasonably practicable, in replacement thereof alternative financing (the “Alternative Financing”) from alternative sources in an amount at least equal in the aggregate to the aggregate amount of the Debt Financing contemplated by the Debt Commitment Letter with terms and conditions (including “market flex” provisions) as consented to by the Parties, and Parent and Merger Sub shall deliver to the Company true, correct and complete copies of the alternative debt commitment letters (including fee letters) pursuant to which any such alternative financing source shall have committed to provide any portion of the alternative Debt Financing; provided, that, any such alternative debt commitment letter will not (i) without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), involve any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter or (ii) reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. For purposes of this Agreement, other than with respect to representations in this Agreement made by Parent and Merger Sub that speak as of the date hereof, references to (x) the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.16, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.16 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.16.

(e) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and to cause its Subsidiaries to use reasonable best efforts to, provide to Parent and Merger Sub such reasonable cooperation as is customary and necessary for financings of this type and reasonably requested by Parent in connection with the arrangement of the Debt Financing (including any Alternative Financing) and any Additional Equity Financing (in accordance with the terms of Section 5.16(k), if applicable), including:

(i) in each case, at the Company’s sole cost and expense (provided, that, for the avoidance of doubt, such efforts shall only include efforts by the Company and its Subsidiaries, and in no event shall the Company be obligated to make any payment to Parent, Merger Sub or any third party in connection with such efforts):

(A)	furnishing Parent with the Required Information (provided, that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide: (I) any post-Closing or pro forma financial statements; (II) any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or any Additional Equity Financing (in accordance with the terms of Section 5.16(k)); or (III) any other financial statements not explicitly included within the definition of Required Information;

(B)	upon reasonable advance notice, assisting in preparation for and participating in a reasonable number of lender or investor meetings (including a reasonable number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of or investors in, the Debt Financing or any Additional Equity Financing (in accordance with the terms of Section 5.16(k))), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assisting Parent in obtaining ratings in connection with the Debt Financing;

(C)	assisting Parent with the preparation by Parent and the Debt Financing Sources of materials for rating agency presentations, bank information memoranda and similar marketing documents required in connection with the Debt Financing;

(D)	executing and delivering as of (but not prior to), and subject to the effectiveness of, the Closing any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent, and otherwise reasonably facilitating the pledging of collateral in connection with the Debt Financing; and

(E)	providing all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested in writing by Parent at least five (5) Business Days in advance of the Closing;

(F)	providing the projections that have been provided prior to the date hereof in the Investor Presentation, dated January 2019, that has been provided to Parent prior to the date hereof; and

(ii) in each case, at Parent’s sole cost and expense, any other reasonable cooperation as is customary and necessary for financings of this type and reasonably requested by Parent in connection with the arrangement of the Debt Financing (including any Alternative Financing) and, if applicable, any Additional Equity Financing (in accordance with the terms of Section 5.16(k)).

(f) Notwithstanding anything to the contrary herein, (i) all such requested cooperation provided in accordance with this Section 5.16 shall not unreasonably interfere with the normal business or operations of the Company and its Subsidiaries, (ii) nothing in this Section 5.16 shall require cooperation of the Company or any of its Subsidiaries to the extent it would (A) subject the Company or any of its Subsidiaries (or any of their respective directors, officers, managers or employees) to bear any expense (other than (x) as expressly provided in Section 5.16(e)(i), (y) as reimbursed by Parent pursuant to Section 5.16(g) below or (z) Excluded Financing Expenses), pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Debt Financing or any Additional Equity Financing, in either case, prior to the Effective Time, (B) reasonably be expected to conflict with or violate the Company’s Organizational Documents or any Law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract, (C) cause any of the conditions to the Closing set forth in ARTICLE VII to not be satisfied, or (D) cause a breach of this Agreement, (iii) neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to the Debt Financing (except for the Surviving Company and the Acquired Companies from and after the Closing) and (iv) Parent, Merger Sub and the Company agree to use their reasonable efforts to maintain attorney-client privilege or other applicable legal privilege with respect to the information provided in connection with such cooperation. For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors, managers or employees shall be required to execute or enter into or perform any agreement with respect to the financing contemplated by the Debt Commitment Letter or the Additional Equity Financing, in any case, that is not contingent upon the Closing or that would be effective prior to the Closing. No managers of the Company that will not be continuing directors on the Post-Closing Surviving Pubco Board, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Debt Financing or any Additional Equity Financing.

(g) Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred pursuant to Section 5.16(e)(ii) by the Company or any of its Subsidiaries or their respective Representatives, but in any event excluding any fees and expenses of Simpson Thacher & Bartlett LLP (or other counsel to the Company for the Debt Financing or any Additional Equity Financing) or Credit Suisse Securities (USA) LLC (or other financial advisor to the Company with respect to the Debt Financing or any Additional Equity Financing) (the “Excluded Financing Expenses”).

(h) The Company hereby consents to the use of its logos solely in connection with the Debt Financing (and any Additional Equity Financing (in accordance with the terms of Section 5.16(k))); provided, that Parent and Merger Sub shall use their reasonable best efforts to ensure that such logos are used solely in a manner that is not intended to or reasonably expected to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(i) Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, or any Additional Equity Financing, is not a condition to Closing.

(j) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in Section 5.16(e) represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and any Additional Equity Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(k) During the Interim Period, Parent may enter into and consummate subscription agreements with investors relating to a private equity investment in Surviving Pubco to purchase shares of Surviving Pubco in connection with a private placement, and/or enter into backstop arrangements with potential investors, in either case on terms and conditions approved in writing by the Company (such approval not to be unreasonably withheld, conditioned or delayed) (any such agreements entered into in accordance with the terms of this Section 5.16(k), an “Additional Equity Financing”); provided, that, notwithstanding anything to the contrary set forth in this Section 5.16(k) or elsewhere in this Agreement, the Company may withhold its consent to any Additional Equity Financing in its sole and absolute discretion if such Additional Equity Financing involves:

(i) (1) any post-Closing covenants binding upon the Company or any of its Affiliates, (2) any representations or warranties of the Company or any of its Affiliates that survive following the Closing, or (3) rights granted to such investors from any Person (other than rights granted solely by the Parent Sponsor) other than the right to purchase the shares at the price set forth therein immediately prior to or concurrently with the consummation of the Closing; provided, that notwithstanding anything to the contrary set forth in this clause (i), the Company shall not unreasonably withhhold, condition or delay its consent to a provision granting such investor (A) registration rights substantively similar to (or otherwise more favorable to Parent, the Company and their respective Affiliates than) those set forth on Annex A or (B) existing registration rights of the Parent Sponsor that are assigned by Parent Sponsor to such investors in compliance with the provisions of the Parent Sponsor Letter;

(ii) the sale or issuance of any Equity Interests (x) in any Person other than the sale or issuance of Surviving Pubco Class A Shares, (y) at a price less than the Per Share Price, or (z) that would, if consummated, cause the condition set forth in Section 7.3(e) not to be met; or

(iii) the issuance of securities or commitments to issue securities by the Surviving Pubco for aggregate proceeds in excess the greater of (A) $30,000,000 and (B) after the number of Parent Class A Shares held by Public Stockholders validly submitted for Redemption has been finally determined, the sum of (x) the number of such Parent Class A Shares multiplied by the Redemption Price plus (y) $30,000,000 (for the avoidance of doubt, the foregoing clause (iii) shall not apply to any backstop commitments of investors to (1) purchase Parent Class A Shares other than from Parent or Surviving Pubco and/or retain Parent Class A Shares owned by such investors and (2) in either case, commit to not redeem such Parent Class A Shares in the Redemption); provided that, solely for purposes of Section 5.16(k)(iii)(B)(x), the Redemption Price shall be calculated based on the amount in the Trust Account as of the applicable date of determination.

Parent shall use its reasonable best efforts to keep the Company reasonably informed of the status of any and all discussions pertaining to Additional Equity Financing, and shall provide the Company with true, correct and complete copies of any Contract relating thereto no later than forty-eight (48) hours following the execution thereof. Parent shall not, without the prior written consent of the Company, agree to or permit (i) any termination, repudiation, rescission, cancellation, expiration of or amendment, restatement, replacement, supplement or modification to be made to, or grant any waiver of any provision under, any agreements entered into in connection with the Additional Equity Financing, (ii) any waiver of any provision or remedy under any agreements entered into in connection with the Additional Equity Financing or (iii) the early termination of any agreements entered into in connection with the Additional Equity Financing.

5.17 Section 16. Prior to the Closing, the board of directors of Parent, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent and/or Surviving Pubco equity securities, as applicable, in each case, pursuant to this Agreement and the Transaction Documents, by any person owning securities of the Acquired Companies who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Surviving Pubco shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

5.18 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective other Representatives is aware or, upon receipt of any material nonpublic information of Parent, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information concerning Parent, it shall not purchase or sell any securities of Parent (to the extent such purchase or sale would violate applicable Law).

5.19 Domestication. At (or prior to) the Effective Time, (i) Parent shall attend to and effect all filings, including with the Registrar of Companies in the Cayman Islands, as required under the Companies Law to effect the Domestication, (ii) Parent shall duly execute and file a certificate of corporate domestication with the Office of the Secretary of State of the State of Delaware, (iii) Parent shall duly execute and file a certificate of incorporation with the Secretary of State of the State of Delaware identical to the certificate of incorporation attached hereto as Exhibit Q (the “Surviving Pubco Charter”), which shall be the certificate of incorporation of the Surviving Pubco until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation, (iv) the Surviving Pubco shall adopt bylaws identical to the bylaws attached hereto as Exhibit R (the “Surviving Pubco Bylaws”), which shall be the bylaws of the Surviving Pubco until thereafter amended in accordance with the DGCL, the certificate of incorporation of the Surviving Pubco and as provided in such bylaws and (v) Parent shall take any other action reasonably necessary to consummate the Domestication in accordance with the applicable provisions of the DGCL and the Companies Law, in each case such that the Domestication shall become effective at the Effective Time. Any reference in this Agreement to Parent or Parent Class A Shares and Parent Class B Shares, collectively, for periods from and after the Domestication will be deemed to include Surviving Pubco and the Surviving Pubco Class A Shares, respectively. Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that the Domestication will occur simultaneously with the Merger; provided, that, to the extent permitted by applicable Law, the parties agree for Tax purposes only to treat the Domestication as occurring immediately prior to the Merger. For the avoidance of doubt, any reference in this Agreement to Surviving Pubco for periods prior to the Domestication shall include Parent and any reference in this Agreement to Parent for periods from and after the Domestication shall include Surviving Pubco.

ARTICLE VI

Other Covenants

6.1 Maintenance of Books and Records.

(a) For a period of seven (7) years after the Closing Date, the Surviving Pubco agrees to retain, in accordance with the Company’s historical record retention policy (and shall cause the Acquired Companies to retain), and the Surviving Pubco shall not (and shall not permit the Acquired Companies to) dispose of or destroy, other than in compliance with such historical record retention policy, any of, the business records and files of the Acquired Companies relating to all periods prior to the Closing Date, in the form such business records and files existed as of the Closing Date. Subject to Section 6.1(b) below, the Surviving Pubco shall make such copies, if any, reasonably available to the Company Securityholder Representative or its Representatives for a period of seven (7) years after the Closing Date to the extent necessary for the Company Securityholder Representative, any Company Equity Holder or any of their respective Representatives to (x) fulfill any of its obligations hereunder or under any Transaction Document or (y) satisfy any of its reporting or similar obligations to any of its members; provided, however, any such access shall be conducted in such a manner as not to interfere unreasonably with the operation of the business. Notwithstanding the foregoing, any and all such records may be destroyed by the Surviving Pubco at any time if such Party sends to the Company Securityholder Representative written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed. Such records may then be destroyed after the thirtieth (30th) calendar day following such notice unless the Company Securityholder Representative notifies the destroying party that it desires to obtain possession of such records, in which event the destroying party shall transfer the records to the Company Securityholder Representative, subject to Section 6.1(b) below. Notwithstanding anything to the contrary contained herein, the Surviving Pubco and its Subsidiaries shall not be required to provide any information or access that the Surviving Pubco reasonably believes would violate applicable Law, including antitrust Laws and data protection Laws, rules or regulations or the terms of any applicable confidentiality obligation or cause forfeiture of attorney/client privilege.

(b) The Company Securityholder Representative hereby agrees that it shall, and shall cause its Representatives to treat and hold in strict confidence any Acquired Company Confidential Information provided pursuant to Section 6.1(a), and, except as set forth in Section 6.1(a), will not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Acquired Company Confidential Information without the Surviving Pubco’s prior written consent. Notwithstanding the foregoing, the Company Securityholder Representative and its Representatives may disclose Acquired Company Confidential Information in the event that the Company Securityholder Representative or any of its Representatives is requested or required to disclose such Acquired Company Confidential Information pursuant to any law, rule, regulation or other legal process; provided, that, the Company Securityholder Representative or the applicable Representative shall (A) provide the Surviving Pubco, to the extent legally permitted, with prompt written notice (which may be via email) of such requirement so that the Surviving Pubco or an Affiliate thereof may seek, at the Surviving Pubco’s cost, a protective Order or other remedy or waive compliance with this Section 6.1(b), and (B) furnish only that portion of such Acquired Company Confidential Information which is legally required to be provided pursuant to the applicable legal process as advised by counsel (which may be internal) and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Acquired Company Confidential Information. Notwithstanding the foregoing, notice to the Surviving Pubco shall not be required and nothing herein shall restrict the Company Securityholder Representative or any of its Affiliates from disclosing Acquired Company Confidential Information to the extent reasonably necessary in order to cooperate with any routine audit or examination by a regulatory or self-regulatory authority, bank examiner or other relevant examiner, or auditor. For purposes hereof, “Acquired Company Confidential Information” means all confidential or proprietary documents and information concerning an Acquired Company or any of its Representatives (including any information of third parties where an Acquired Company has an obligation to keep such information confidential), in each case obtained by the Company Securityholder Representative or its Affiliates pursuant to Section 6.1(a); provided, however, that Acquired Company Confidential Information shall not include any information which, (x) at the time of disclosure by the Company Securityholder Representative or its Representatives, is publicly available (other than as a result of a disclosure in breach of this Section 6.1(b)) or (y) at the time of the disclosure to the Company Securityholder Representative or its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Acquired Company Confidential Information.

6.2 Tax Matters.

(a) Intended Tax Treatment; Purchase Price Allocation. The Parties intend that (i) the Domestication is intended to be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and that this Agreement shall be adopted as a plan of reoganization, (ii) the Surviving Company is a continuation of the Company for U.S. federal income tax purposes and that the Parties shall treat the Cash Consideration and any NCP Contingent Payment Remaining Amount received in connection with the Merger as an acquisition of interests in the Company by the Surviving Pubco (the “Intended Tax Treatment”). The Company Securityholder Representative shall prepare and deliver to the Surviving Pubco, within ninety (90) days following the determination of the Final Closing Adjustment in accordance with Section 2.5 of this Agreement, an allocation of the Merger Consideration and any other amounts treated as consideration for U.S. federal income tax purposes among the Company’s assets in accordance with Section 2.2(b) of this Agreement and Section 1060 (and Section 751 and 755, if applicable) of the Code and the Treasury regulations promulgated thereunder (the “Allocation”). The Surviving Pubco shall have thirty (30) days from the receipt of the Allocation to review and comment on the Allocation and the Surviving Pubco and the Company Securityholder Representative shall negotiate in good faith to resolve any disagreements; provided, that if the Surviving Pubco does not provide any comments in writing to the Company Securityholder Representative within such period, such Allocation as delivered by the Company Securityholder Representative shall become final. Any disputes under this Section 6.2 that cannot be resolved through good faith negotiation shall be referred to the Neutral Accountant, whose determination shall be final and binding upon the parties. The cost of the Neutral Accountant’s review and determination shall be borne by the Surviving Pubco and the Company Securityholder Representative in accordance with the principles of Section 2.5 of this Agreement. The Company Securityholder Representative and the Surviving Pubco shall report consistently with the Intended Tax Treatment and the Allocation on all Tax Returns, and no Party shall take any position in any Tax Return or with any Governmental Authority that is inconsistent with the Intended Tax Treatment or Allocation, as finally determined in accordance with this Section 6.2(a) in each case, unless required to do so by a final determination as defined in Section 1313 of the Code.

(b) Tax Returns.

(i) The Surviving Pubco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns for the Acquired Companies required to be filed after the Closing. The Surviving Pubco shall make all payments required with respect to any such Tax Returns. With respect to any Tax Returns of the Acquired Companies that are due after the Closing that are of the type used to report the income, loss, gain, deduction and other Tax attributes from the operation of a partnership or other pass-through entity and that are of the type that could reflect items of income, loss, gain, deduction or other Tax attributes required to be included on a Tax Return of a Company Equity Holder (whether or not such items are actually reflected thereon) (a “Flow-Through Tax Item”), (w) such Tax Returns shall be prepared consistent with past practice, except as otherwise required by applicable Law, (x) the Surviving Pubco shall submit such Tax Return to the Company Securityholder Representative no later than thirty (30) days prior to filing any such Tax Return for its review, (y) the Surviving Pubco shall make any changes to such Tax Returns reasonably requested by the Company Securityholder Representative to the extent such comments relate to Flow-Through Tax Items and (z) no such Tax Return shall be filed without the prior written consent of the Company Securityholder Representative. Notwithstanding the foregoing, the Company shall have in effect an election under Section 754 of the Code for the taxable period which includes the Closing Date.

(ii) The Surviving Pubco and the Company Equity Holders agree that in connection with the preparation and filing of Tax Returns of or with respect to the Acquired Companies, to the extent permitted by applicable Law, deductions and/or losses of or with respect to Company Indebtedness, Employee Payments and Transaction Expenses shall be claimed in taxable periods, or portions thereof, ending on or before the Closing Date.

(iii) Notwithstanding any other provision in this Agreement or the Transaction Documents, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement or the Transaction Documents (including any transfer or similar tax imposed by states or subdivisions) shall be borne by the Surviving Pubco, and paid when due. The Surviving Pubco shall, at its own expense, timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Company Equity Holders will join in the execution of any such Tax Returns and other documentation.

(c) Allocation of Taxes. The portion of any Taxes for a taxable period beginning on or before and ending after the Closing Date allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Transfer Taxes, the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 6.2(c), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion. The parties agree that all items of income, gain, loss, deduction and credit allocable among the members of the Company for the taxable year that includes the Closing Date shall be allocated by taking into account the member’s varying interests during such taxable year in accordance with Section 706(d) of the Code using the “interim closing of the books” method.

(d) Cooperation in Tax Matters. The Company Equity Holders and the Surviving Pubco shall cooperate reasonably in connection with the filing of Tax Returns of the Acquired Companies and any Tax Proceeding of any Acquired Company. Such cooperation shall include the provision of records and information with respect to any Acquired Company which are in the possession of any Company Equity Holder or the Surviving Pubco and are reasonably relevant to any such Tax Proceeding. Without limiting the foregoing, the Company Equity Holders will cooperate reasonably and use commercially reasonable efforts to have the now-current officers, directors and employees of any Acquired Company cooperate with the Surviving Pubco in furnishing information, evidence, testimony and other assistance in connection with the filing of any Tax Return or any Tax Proceeding with respect to matters pertaining to any and all periods beginning prior to the Closing Date. The Company Equity Holders agree to transfer to the Surviving Pubco on or as soon as practicable after the Closing Date (but in no event later than fifteen (15) Business Days after the Closing Date) all Books and Records of the Acquired Companies with respect to Tax matters pertinent to any Acquired Company that are in their possession or subject to their direct or indirect control.

(e) Tax Proceedings. The Company Securityholder Representative shall have the right, at the expense of the Company Equity Holders (or, in the case of any Tax Proceeding or other claim related to Taxes which are indemnified pursuant to Section 6.2(h), out of the Additional Escrow Account), to control any Tax Proceeding, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes of the Company and its Subsidiaries for any taxable period ending on or before the Closing Date or relating to Taxes which are indemnified pursuant to Section 6.2(h); provided, however, the Company Securityholder Representative shall inform the Surviving Pubco of the status of any such proceedings, shall provide the Surviving Pubco (at the Surviving Pubco’s cost and expense) with copies of any pleadings, correspondence and other documents as the Surviving Pubco may reasonably request and shall reasonably consult with the Surviving Pubco prior to the settlement of any such proceedings and shall obtain the prior written consent of the Surviving Pubco prior to the settlement of any such proceedings that could reasonably be expected to adversely affect the Surviving Pubco or an Acquired Company in any taxable period ending after the Closing Date, which consent shall not be unreasonably conditioned, withheld or delayed; provided, further, that the Surviving Pubco, at its own expense, shall have the right to participate in, but not direct, the prosecution or defense of any such Tax Proceedings controlled by the Company Securityholder Representative. the Surviving Pubco shall have the right, at its own expense, to control any other Tax Proceeding, initiate any other claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to an Acquired Company; provided, that in the case of any such Tax Proceeding, claim for refund, contest, assessment, deficiency or other adjustment or proposed adjustment relating to Taxes of the Company or any of its Subsidiaries for a taxable period that includes but does not end on the Closing Date and which is not otherwise controlled by the Company Securityholder Representative in accordance with this Section 6.2(e), (A) the Surviving Pubco shall provide the Company Securityholder Representative written notice of such proceeding, and (B) the Surviving Pubco shall inform the Company Securityholder Representative of the status of any such proceedings, shall provide the Company Securityholder Representative (at the Company Securityholder Representative’s cost and expense) with copies of any pleadings, correspondence and other documents as the Company Securityholder Representative may reasonably request, and shall consult with the Company Securityholder Representative prior to the settlement of any such proceedings and shall obtain the prior written consent of the Company Securityholder Representative prior to the settlement of any such proceedings that could reasonably be expected to adversely affect the Company Securityholder Representative or the Company or any of its Subsidiaries in any taxable period (or portion thereof) ending on or before the Closing Date, which consent shall not be unreasonably conditioned, withheld or delayed; provided, further, that the Company Securityholder Representative, at its own expense, shall have the right to participate in, but not direct, the prosecution or defense of any such Tax Proceeding controlled by the Surviving Pubco that relates to a taxable period that includes but does not end on the Closing Date.

(f) Post-Closing Actions. Neither the Surviving Pubco nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall, without the prior written consent of the Company Securityholder Representative, (i) make, change or revoke any Tax election affecting a taxable period (or portion thereof) ending on or before the Closing Date of any Acquired Company, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return of the Acquired Companies relating to a taxable period (or portion thereof) ending on or before the Closing Date, (iii) file or request any ruling with respect to Taxes or Tax Returns of the Acquired Companies, or enter into any voluntary disclosure with any Governmental Authority regarding any Tax or Tax Returns of the Acquired Companies, in each case relating to a taxable period (or portion thereof) ending on or before the Closing Date or (iv) take any action that results in any increased Tax liability or reduction of any Tax asset of any Company Equity Holder in respect of a taxable period ending on or before the Closing Date.

(g) Non-Foreign Person Certificates. Prior to the Closing, each Company Equity Holder shall have delivered to Parent a properly signed certification, dated as of the Closing Date, pursuant to Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code certifying that such Company Equity Holder is not a “foreign person” as defined in Section 1445 of the Code.

(h) Other Tax Matters.

(i) From and after the Closing, and subject to the provisions of this Section 6.2(h), the Company Equity Holders agree to indemnify the Surviving Pubco and its Subsidiaries, including the Surviving Company, and to hold each of them harmless solely out of the Additional Escrow Account for any Taxes for taxable periods (or portions thereof) ending on or before the Closing Date which relate to item number 1 on Section 3.12(a) of the Company Disclosure Schedule and any related costs and expenses (the “Additional Escrow Matters”).

(ii) Recovery against the Additional Escrow Account pursuant to this Section 6.2(h) shall constitute Surviving Pubco’s and its Subsidiaries’ sole and exclusive remedy against the Company Equity Holders for any and all Liabilities relating to or arising from the Additional Escrow Matters (except for Fraud Claims).

(iii) Any amounts remaining in the Additional Escrow Account following the third (3rd) anniversary of the Closing that are not subject to finally determined or pending Additional Escrow Claims shall be released, pursuant to the terms set forth in the Escrow Agreement, to the Company Equity Holders pro rata according to such Company Equity Holder’s share of the Merger Consideration as determined pursuant to Section 2.2(b)(ii), and on such anniversary Surviving Pubco and Company Securityholder Representative shall delivery a joint written notice to such effect. After the third (3rd) anniversary of the Closing, upon final determination of all pending Additional Escrow Claims, any amounts remaining in the Additional Escrow Account after satisfaction of all amounts owed with respect to such Additional Escrow Claims shall be released, pursuant to the terms set forth in the Escrow Agreement, to the Company Equity Holders pro rata according to such Company Equity Holder’s share of the Merger Consideration as determined pursuant to Section 2.2(b)(ii), and Surviving Pubco and the Company Securityholder Representative shall deliver a joint written notice to such effect.

(iv) Claim Procedure. In the case of any Tax Proceeding which if successful would result in an indemnification obligation pursuant to this Section 6.2(h) (an “Additional Escrow Claim”), Surviving Pubco shall promptly notify the Company Securityholder Representative of the Additional Escrow in writing, which notice shall describe the facts giving rise to such Additional Escrow Claim and the amount of resulting Taxes and/or related costs and expenses (if known and quantifiable); provided, however, that no delay on the part Surviving Pubco in notifying the Company Securityholder Representative shall relieve the Company Securityholder Representative from any obligation hereunder unless (and then solely to the extent that) the Company Securityholder Representative is actually and materially prejudiced thereby; provided further that, for the avoidance of doubt, the Company Securityholder Representative shall have the right to control any Additional Escrow Claim in accordance with Section 6.2(e) hereof.

(i) Tax Adjustments. The Parties agree to treat any amount paid in cash pursuant to Section 2.5 or this Section 6.2 as an adjustment to the Merger Consideration for federal Tax purposes, unless otherwise required by Law.

6.3 Further Assurances. From time to time after the Closing Date, upon reasonable request of any Party, each Party shall execute, acknowledge and deliver all such other instruments and documents and shall take all such other actions required to consummate and make effective the Transactions.

6.4 Indemnification, Exculpation and Insurance.

(a) The Surviving Pubco, from and after the Closing Date through the sixth (6th) anniversary of the Closing Date, shall cause (i) the Organizational Documents of each Acquired Company and Acquiror Company to contain provisions no less favorable to the current or former directors, managers, officers or employees of such Acquired Company or Acquiror Company (collectively, “D&O Indemnitees”) with respect to limitation of certain liabilities, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of such Acquired Company or Acquiror Company, as applicable, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.

(b) Prior to the Closing, the Company may obtain up to six (6) years of “tail” coverage with respect to the Acquired Companies’ directors’ and officers’ liability insurance policies with coverage amounts, terms and conditions substantially similar to those of the Acquired Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof and covering each D&O Indemnitee covered by the Acquired Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof. Prior to the Closing, Parent may obtain up to six (6) years of “tail” coverage with respect to the Acquiror Companies’ directors’ and officers’ liability insurance policies with coverage amounts, terms and conditions substantially similar to those of the Acquiror Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof and covering each D&O Indemnitee covered by the Acquiror Companies’ directors’ and officers’ liability insurance policies in effect as of the date hereof. The Surviving Pubco shall and shall cause the Surviving Company to maintain each such “tail” policy and not take any action to adversely modify or terminate any such “tail” policy during the applicable tail period thereof.

(c) The provisions of this Section 6.4: (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(d) In the event the Surviving Pubco, any Acquired Company, any Acquiror Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, the Surviving Pubco shall use commercially reasonable efforts to ensure that the successors and assigns of the Surviving Pubco or such Acquired Company or Acquiror Company, as the case may be, shall assume, at and as of the closing of the applicable transaction referred to in this Section 6.4(d), all of the obligations set forth in this Section 6.4.

(e) The obligations of the Surviving Pubco under this Section 6.4 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 6.4 applies without the consent of the affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4).

6.5 Employee Benefits.

(a) During the period commencing at the Closing and ending on the first (1st) anniversary of the Closing Date, the Surviving Pubco shall, or shall cause the Surviving Company to, provide (i) each continuing employee of the Surviving Company or its Subsidiaries with a base salary or wage rate and an annual target bonus opportunity at least equal to the base salary or wage rate and annual target bonus opportunity in effect as of immediately prior to the Closing Date, and (ii) continuing employees other employee benefits that are substantially similar in the aggregate to those provided to employees of the Company and its Subsidiaries immediately prior to the Closing Date.

(b) From and after the Closing, the Surviving Pubco shall, or shall cause the Surviving Company to, honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities under any Company Benefit Plan or Company Benefit Arrangement in accordance with the terms thereof.

(c) For purposes of eligibility, vesting, benefit accrual (other than benefit accrual under a defined benefit pension plan) and entitlement to benefits, including the determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, agreements and arrangements of the Surviving Pubco, the Surviving Company or any of their respective Subsidiaries in which employees are eligible to participate following the Closing (the “Surviving Pubco Plans”), the Surviving Pubco and the Surviving Company shall, to the extent permitted under such plans, credit each employee with his or her years of service with the Company, its Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan, except where such crediting would result in duplication of benefits. Surviving Pubco Plans shall not deny employees coverage on the basis of pre-existing conditions to the extent such conditions were waived or satisfied under similar Company Benefit Plans immediately prior to the Closing and shall credit such employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date, in satisfying any deductibles and out-of-pocket expenses in the applicable plan year to which such deductibles and out-of-pocket expenses relate.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.5 are included for the sole benefit of Parent and the Company and shall not create any right (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Company Benefit Plan or Surviving Pubco Plan, or (ii) to continued employment with the Company, the Surviving Pubco or any of their respective Subsidiaries. After the Effective Time, nothing contained in this Section 6.5 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Surviving Company, the Surviving Pubco or any of their respective Subsidiaries, nor shall it interfere with the Surviving Pubco’s, the Surviving Company’s or any of their respective Subsidiaries’ right to amend, modify or terminate any Company Benefit Plan, Company Benefit Arrangement or Surviving Pubco Plan (subject to the foregoing provisions of this Section 6.5) or to terminate the employment of any employee of the Surviving Pubco, the Surviving Company or any of their respective Subsidiaries for any reason.

6.6 Form 8-K Filings. Parent and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Parent and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), Parent shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Announcement 8-K”). Prior to Closing, Parent and the Company shall mutually agree upon and prepare the press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with or promptly after the Closing, Parent shall issue the Closing Press Release. Parent and the Company shall cooperate in good faith with respect to the preparation of, and, at least five (5) days prior to the Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four (4) Business Days) thereafter, the Surviving Pubco shall file the Completion 8-K with the SEC.

6.7 Surviving Pubco Charter. Without limiting any other provisions thereof referenced in this Agreement, the Organizational Documents of the Surviving Pubco shall provide for formula voting such that each holder of a Surviving Pubco Class V Share shall be entitled to a number of votes equal to the number of Surviving Company Membership Units held by such holder.

ARTICLE VII

Conditions Precedent

7.1 Conditions Precedent to Obligations of Parent, Merger Sub and the Company. The obligations of Parent, Merger Sub and the Company to effect the Closing are subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) No Injunctions or Restraints. No Law shall be in effect that prohibits, makes illegal, enjoins or prevents the consummation of the Transactions.

(b) Regulatory Approval. Any waiting period (and any extension thereof) under the HSR Act relating to the Transactions shall have expired or terminated.

(c) Company Equity Holders’ Approval. The Company Equity Holders’ Approval shall have been obtained.

(d) Parent Equity Holders’ Approval. The Parent Equity Holders’ Approval shall have been obtained.

(e) Registration Statement Effectiveness. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(f) Net Tangible Assets. Upon the Closing, and after giving effect to the completion of the Redemption, Parent shall have net tangible assets of at least $5,000,001.

7.2 Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Closing are subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) Accuracy of Representations and Warranties. (i) The representations and warranties made by the Company set forth in Section 3.4(a) and Section 3.6(b) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of such date) be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of the date of this Agreement and as of the Closing as if made as of the Closing; (ii) the Company Fundamental Representations (in each case, without taking into account any Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date) be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made as of the Closing; and (iii) the representations and warranties (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.4(a) and Section 3.6(b)) made by the Company (in each case, without taking into account any Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such date) be true and correct as of the date of this Agreement and as of the Closing as if made as of the Closing, except in each case under this clause (iii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect; and the Surviving Pubco shall have received a certificate signed by an officer of the Company, dated as of the Closing, to such effect.

(b) Compliance with Covenants. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement to be performed or complied with by the Company prior to the Closing; and Surviving Pubco shall have received a certificate signed by an officer of the Company, dated as of the Closing, to such effect.

(c) Company Deliverables. The Surviving Pubco shall have received the deliverables set forth in Section 1.8(b) required to be delivered by the Company upon the Closing.

7.3 Conditions Precedent to Obligations of the Company. The obligation of the Company to effect the Closing is subject to the satisfaction or waiver, at or before the Closing, of the following conditions:

(a) Accuracy of Representations and Warranties. (i) The representations and warranties made by Parent and Merger Sub set forth in Section 4.4(a) and Section 4.6(b) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of such date) be true and correct in all respects (except for inaccuracies that, individually or in the aggregate, are de minimis) as of the date of this Agreement and as of the Closing as if made as of the Closing; (ii) the Parent Fundamental Representations (in each case, without taking into account any Parent Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date) be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made as of the Closing; and (iii) the representations and warranties (other than the Parent Fundamental Representations and the representations and warranties set forth in Section 4.4(a) and Section 4.6(b)) made by Parent and Merger Sub (in each case, without taking into account any Parent Material Adverse Effect or other materiality qualifications) shall (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such date) be true and correct as of the date of this Agreement and as of the Closing as if made as of the Closing, except in each case under this clause (iii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect; and the Company shall have received a certificate signed by an officer of the Surviving Pubco, dated as of the Closing, to such effect.

(b) Compliance with Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants contained in this Agreement to be performed or complied with by such Party prior to the Closing, and the Company shall have received a certificate signed by an officer of the Surviving Pubco, dated as of the Closing, to such effect.

(c) Cash Consideration. The Cash Consideration shall equal the Required Cash Consideration Amount. For the avoidance of doubt, for the purpose of assessing satisfaction of this condition, Cash Consideration shall include as components thereof the payment of all applicable amounts described therein (including the amounts that are required to be paid pursuant to Section 2.2(a)) if the Closing were to occur.

(d) Closing Indebtedness. After giving effect to the Transactions, the Surviving Pubco Indebtedness shall not exceed $210,000,000.

(e) Shareholders. Upon consummation of the Closing, (i) no Person or Group (excluding any Company Equity Holder) shall own in excess of 9.9% of the issued and outstanding shares of Surviving Pubco Common Stock and (ii) no three Persons or Groups (excluding any Company Equity Holders) shall own in the aggregate in excess of 25% of the issued and outstanding shares of Surviving Pubco Common Stock.

(f) Nasdaq Listing Requirements. The Surviving Pubco Class A Shares (including the Surviving Pubco Class A Shares issuable in connection with the Domestication and the Surviving Pubco Class A Shares issuable pursuant to the Exchange Agreement) shall have been listed on Nasdaq and shall be eligible for continued listing on Nasdaq immediately following the Closing and after giving effect to the Redemption (as if it were a new initial listing by an issuer that had never been listed prior to Closing).

(g) Appointment to the Board. The existing directors of Parent shall have resigned, and the Post-Closing Directors designated pursuant to Section 5.14 shall have been appointed in accordance with the DGCL and the Surviving Pubco Organizational Documents to serve on the Post-Closing Surviving Pubco Board effective as of the Closing.

(h) Domestication. The Domestication shall be consummated simultaneously with the Merger.

(i) Surviving Pubco Deliverables. The Company shall have received the deliverables set forth in Section 1.8(a) required to be delivered by the Surviving Pubco upon the Closing.

ARTICLE VIII

Termination

8.1 Termination. This Agreement may be terminated at any time prior to the Closing solely:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Closing shall not have occurred by the Termination Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure (or with respect to Parent, Merger Sub’s failure) to fulfill any representation, warranty, covenant or obligation under this Agreement or other action has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Parent or the Company, if any Governmental Authority having competent jurisdiction shall have issued a final, non-appealable order, decree or ruling, or there shall exist any Law, in each case that permanently prohibits, makes illegal, enjoins or prevents the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure (or with respect to Parent, Merger Sub’s failure) to fulfill any representation, warranty, covenant or obligation under this Agreement or other action has been the cause of, or resulted in, such order, decree, ruling or Law;

(d) by either Parent or the Company, if the Parent Equity Holder Meeting has been held (including any adjournment or postponement thereof permitted by Section 5.10(f)), has concluded, Parent’s Equity Holders have duly voted, and the Parent Equity Holders’ Approval has not been obtained;

(e) by Parent (if neither it nor Merger Sub is in material breach of their respective representations, warranties, covenants and obligations under this Agreement) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.2(a) or 7.2(b) not to be satisfied if it remained uncured as of the Termination Date (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) Business Days after the receipt by the Company of written notice thereof from Parent);

(f) by the Company (if it is not in material breach of its representations, warranties, covenants and obligations under this Agreement) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach or inaccuracy would cause any condition set forth in Section 7.3(a) or 7.3(b) not to be satisfied if it remained uncured as of the Termination Date (and such breach or inaccuracy has not been cured or such condition has not been satisfied within thirty (30) Business Days after the receipt by Parent of written notice thereof from the Company); or

(g) by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing) on the date that the Closing should have been consummated in accordance with Section 1.2, (ii) the Company has irrevocably confirmed by written notice to Parent and Merger Sub that all of the conditions set forth in Section 7.3 have been satisfied (other than Sections 7.3(c) and (d) and conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions (other than Sections 7.3(c) and (d)) and that the Company is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub have failed to consummate the Transactions by the earlier of the day that is (x) thirty (30) Business Days after the day the Closing is required to occur pursuant to Section 1.2 or (y) five (5) Business Days prior to the Termination Date.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Party, which sets forth the provision of Section 8.1 under which such termination is made. In the event of any termination of this Agreement pursuant to Section 8.1, this Agreement forthwith shall become void and of no further force or effect, and no Party (nor any of its Representatives) shall have any liability or obligation hereunder, except (i) the provisions of ARTICLE X (Definitions) and the following Sections shall survive any such termination: 5.3(c) (Continued Effect of Confidentiality Agreement), 5.16(g) (Financing Expenses), 8.2 (Effect of Termination), 9.2 (Trust Account Waiver), 11.1 (Notices), 11.2 (Entire Agreement), 11.3 (Successors and Assigns), 11.4 (Counterparts), 11.5 (Expenses and Fees), 11.6 (Governing Law), 11.7 (Submission to Jurisdiction; Waiver of Jury Trial), 11.8 (Specific Performance), 11.9 (Severability), 11.10 (Amendment; Waiver), 11.11 (Absence of Third Party Beneficiary Rights), 11.12 (Mutual Drafting), 11.13 (Further Representations), 11.15 (Public Disclosure), 11.16 (Currency) and 11.17 (No Recourse), and (ii) nothing herein shall relieve any Party from liability for a Willful and Intentional Breach of this Agreement or any Transaction Document prior to such termination. For the avoidance of doubt, in the event of any termination of this Agreement, subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, nor any of their respective Affiliates shall have any rights or claims against any Debt Financing Sources or lender party to the Debt Commitment Letter in connection with this Agreement or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise.

ARTICLE IX

No SURVIVAL; WAIVERS; Guaranty

9.1 No Survival; Waivers.

(a) The representations, warranties, covenants and agreements of the Parties and their Affiliates in this Agreement, any Transaction Document or in any agreement or document delivered pursuant to this Agreement prior to the Closing will not survive beyond the Closing such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against any of the Parties or any of their respective Affiliates, and there will be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any of the Parties or any of their respective Affiliates, except only for (the “Excluded Company Matters”) (w) indemnification claims under Section 6.2(h), (x) Fraud Claims, (y) the representations and warranties expressly set forth within the Letter of Transmittal or (z) those covenants and agreements contained herein or in any other Transaction Document or agreement or document delivered pursuant to this Agreement that by their terms are to be performed in whole or in part after the Closing (or representations and warranties made after the Closing in a Transaction Document).

(b) Parent, for itself and on behalf of its Subsidiaries and, after the Closing, the Acquired Companies, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against any of the Company, the Company Equity Holders or any of their respective directors, managers, officers or Affiliates relating to the operation of the Acquired Companies or their respective businesses or relating to the subject matter of this Agreement or any Transaction Document, or as a result of any of the Transactions, whether arising under, or based upon, any federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived, except only for the Excluded Company Matters. Furthermore, without limiting the generality of this Section 9.1(b), (i) no claim will be brought or maintained by, or on behalf of, Parent, Merger Sub or any of their respective Affiliates (including, after the Closing, the Acquired Companies) against the Company, the Company Equity Holders or any of their respective directors, managers, officers or Affiliates in connection with this Agreement, any Transaction Document or the Transactions; and (ii) no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any Transaction Document, or as a result of any of the Transactions, except only for the Excluded Company Matters. Parent acknowledges and agrees that neither it, nor any of its Subsidiaries, nor any of their respective Affiliates may avoid such limitation on liability set forth in this Section 9.1(b) by (A) seeking damages for breach of Contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (B) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement or in any Transaction Document (other than in each case, for Excluded Company Matters).

(c) The Company, for itself and on behalf of its Subsidiaries, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against any of the Surviving Pubco, the Parent Equity Holders (including the Parent Sponsor) or any of their respective directors, managers, officers or Affiliates relating to the operation of Parent or Merger Sub or their respective businesses or relating to the subject matter of this Agreement or any Transaction Document, or as a result of any of the Transactions, whether arising under, or based upon, any federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived, except only for (“Excluded Parent Matters”) (x) Fraud Claims or (y) those covenants and agreements contained herein or in any Transaction Document that by their terms are to be performed in whole or in part after the Closing (or representations and warranties made after the Closing in a Transaction Document). Furthermore, without limiting the generality of this Section 9.1(c), (i) no claim will be brought or maintained by, or on behalf of, the Company or any Company Equity Holder or any of their respective Affiliates against the Surviving Pubco, the Parent Equity Holders (including the Parent Sponsor) or any of their respective directors, managers, officers or Affiliates in connection with this Agreement, any Transaction Document or the Transactions; and (ii) no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of Parent or Merger Sub set forth or contained in this Agreement or any Transaction Document, or as a result of any of the Transactions, except only for Excluded Parent Matters. The Company acknowledges and agrees that neither it, nor any of its Subsidiaries, nor any of their respective Affiliates may avoid such limitation on liability under this Section 9.1(c) by (A) seeking damages for breach of Contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (B) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement or in any Transaction Document (other than in each case, Excluded Parent Matters).

(d) The Parties hereto agree that the limits imposed on each Party’s remedies with respect to this Agreement and the Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder.

9.2 Trust Account Waiver.

(a) Reference is made to the final prospectus of Parent, dated as of June 18, 2018 (File Nos. 333-224581 and 333-225711), and filed with the SEC on June 20, 2018 (the “Prospectus”). The Company understands that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders (including overallotment shares acquired by Parent’s underwriters) (the “Public Stockholders”), and that, except as otherwise described in the Prospectus or as set forth in the Trust Agreement, Parent may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their shares in connection with the consummation of Parent’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of the deadline to consummate a Business Combination, (ii) to the Public Stockholders if Parent fails to consummate a Business Combination within 18 months after the closing of the IPO, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses or (iv) to Parent after or concurrently with the consummation of a Business Combination.

(b) For and in consideration of Parent entering into this Agreement and discussions with the Company regarding the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that:

(i) notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), in each case, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transactions or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Account are collectively referred to hereafter as the “Released Claims”);

(ii) the Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives, including this Agreement or the Transactions, and will not seek recourse against the Trust Account (including any distributions therefrom) in connection therewith (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates);

(iii) the irrevocable waiver set forth in the immediately preceding clause (ii) is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law; and

(iv) to the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, including this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against Parent or Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and such claim shall not permit the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

(c) Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, nothing in this Section 9.2 or the Confidentiality Agreement shall waive, limit, amend, alter, change, supersede or otherwise modify the right of the Company or any of its Affiliates to (i) bring any action or actions for specific performance, injunctive and/or equitable relief (including, without limitation, the right of the Company to compel specific performance by Parent and/or Merger Sub of their respective obligations under this Agreement), (ii) bring or seek a claim for damages against Parent and/or Merger Sub, or any of their respective successors or assigns, for any breach of this Agreement against monies or other assets held outside the Trust Account (other than distributions therefrom to Public Stockholders as described in clauses (i) and (ii) of Section 9.2(a)), (iii) bring or seek a claim that the Company or its Affiliates may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), but excluding distributions therefrom to Public Stockholders as described in clauses (i) and (ii) of Section 9.2(a), or (iv) bring or seek a claim against any other Person (or any Affiliate thereof) that is party to an alternative Business Combination consummated by Parent. Furthermore, Parent shall not execute any definitive agreement related to such alternative Business Combination that (A) attempts to prevent the Company or any Affiliate thereof from so bringing or seeking any such claim, or (B) permits the entity that survives such alternative Business Combination to not assume Parent’s obligation for damages in connection with this Agreement and the Transactions.

ARTICLE X

Definitions

10.1 Specific Definitions. Section 10.4 includes cross references for capitalized terms that are not otherwise defined in this Section 10.1.

(a) “Acquired Companies” means the Company and its Subsidiaries, and each individually is sometimes referred to herein as an “Acquired Company”.

(b) “Acquiror Companies” means Parent and its Subsidiaries, and each individually is sometimes referred to herein as an “Acquiror Company”.

(c) “Action” means a civil, criminal or administrative action, suit, claim, complaint, stipulation, demand, charge, hearing, audit, investigation, request (including request for information), arbitration or proceeding by or before any Governmental Authority.

(d) “Additional Escrow Amount” means $150,000.

(e) “Adjustment Escrow Property” means the Adjustment Escrow Units held in the Adjustment Unit Escrow Account under the Escrow Agreement, together with any interest, dividends, gains and other income paid on or otherwise accruing to such Adjustment Escrow Units, as reduced by and disbursements from the Adjustment Unit Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(f) “Adjustment Escrow Units” means a number of Surviving Company Membership Units equal to $600,000 divided by the Per Share Price (together with any equity securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted).

(g) “Additional Escrow Remaining Amount” means the amount remaining in the Additional Escrow Account at the third (3rd) anniversary of the Closing Date, if any, minus the sum of (without duplication) (i) the aggregate amount of Additional Escrow Claims made and finally determined pursuant to Section 6.2(h) and not paid as of the third (3rd) anniversary of the Closing Date, and (ii) the aggregate amount of unresolved disputed Additional Escrow Claims made pursuant to Section 6.2(h) which amount shall be retained by the Escrow Agent until the Escrow Agent receives joint written instruction from Surviving Pubco and the Company Securityholder Representative in accordance with this Agreement and the Escrow Agreement or until such Additional Escrow Claims are finally resolved in accordance with the terms of Section 6.2(h).

(h) “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, the Parent Sponsor shall be deemed to be an Affiliate of Parent prior to the Closing.

(i) “Applicable Federal Rate” means the short-term federal rate (defined pursuant to Code Section 1274(d) for January 1 of the applicable calendar year, compounded annually.

(j) “Base Merger Consideration” means $600,000,000.

(k) “Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

(l) “Benefit Arrangement” means any benefit plan, policy or arrangement, whether written or unwritten, that is not a Benefit Plan and that provides benefits, compensation, including employment agreements (other than offer letters for at-will employment without an obligation for severance) or consulting agreements, severance pay, stay or retention bonuses or compensation, change in control payments or benefits, executive or incentive compensation, sick leave, vacation pay, disability pay, retirement, deferred compensation, bonus, equity based compensation, hospitalization, medical or disability insurance, life insurance, tuition reimbursement, material fringe benefit and any plans subject to Section 125 of the Code.

(m) “Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not otherwise exempt from ERISA by that or another section.

(n) “Books and Records” means, with respect to any Person, any and all business records, financial books and records, minute books, sales order files, purchase order files, supplier lists, customer lists, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications and technical data.

(o) “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which the banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

(p) “Capital Lease Obligations” of any Person shall mean all obligations of such Person to pay rent or other amounts under any lease (or other arrangement conveying the right to use) of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

(q) “Card Association” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc., Discover, JCB, American Express and any other material card association, debit card network or similar entity with whom the Company or any of its Subsidiaries may directly or indirectly have a sponsorship agreement.

(r) “Cash Consideration” means an amount equal to (i) the total cash and cash equivalents of the Surviving Pubco, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any debt or equity financing consummated by Parent or the Surviving Pubco at or prior to the Closing, minus (ii) the amount of the Surviving Pubco’s unpaid expenses and obligations (including any indebtedness owed to the Parent Sponsor), plus (iii) the Closing Cash, minus (iv) the amount of the Unpaid Transaction Expenses, minus (v) the amount of the Unpaid Company Indebtedness, minus (vi) the Employee Payments, minus (vii) an amount of cash reserves of the Company equal to $10,000,000, minus (viii) Restricted Cash, minus (ix) the NCP Contingent Payment Escrow Amount, if any, minus (x) unpaid Contingent Marlin Consideration Obligations, minus (xi) the Additional Escrow Amount; provided, that the Cash Consideration shall not exceed the Required Cash Consideration Amount.

(s) “CC Group Member” means any of CC Payment Holdings, L.L.C. a Delaware limited liability company, or any of its Affiliates.

(t) “Closing Adjustment Items” means an amount equal to (i) the Unpaid Company Indebtedness, plus (ii) the Unpaid Excess Transaction Expenses, plus (iii) if Closing Net Working Capital is less than the Target Working Capital, the amount of such shortfall, minus (iv) if the Closing Net Working Capital exceeds the Target Working Capital, the amount of such excess, plus, (v) unpaid Employee Payments, plus (vi) any unpaid Contingent Marlin Consideration Obligations, minus (vii) the Closing Cash.

(u) “Closing Cash” means, as of immediately prior to the Effective Time, all cash and cash equivalents of the Acquired Companies, calculated in accordance with Section 2.5 hereof. For the avoidance of doubt, (i) Closing Cash shall not include any Restricted Cash of the Acquired Companies and (ii) cash and cash equivalents used to pay amounts referred to in Section 2.2(a)(i) or (ii) shall not reduce Closing Cash.

(v) “Closing Net Working Capital” in accordance with Section 2.3, means (i) the consolidated current assets (excluding Closing Cash) of the Company set forth on Schedule 10.1(t); minus (ii) the consolidated current liabilities (excluding Company Indebtedness, Employee Payments and Transaction Expenses) of the Company set forth on Schedule 10.1(t), in each case as of immediately prior to the Effective Time (such Schedule 10.1(t), the “Working Capital Schedule”). The Working Capital Schedule sets forth (A) the balance sheet accounts that, after giving effect to the adjustments thereto set forth thereon, (x) were the accounts used in establishing Target Working Capital and (y) shall be the only accounts used in determining Closing Net Working Capital and (B) an illustrative calculation of Closing Net Working Capital as of the Balance Sheet Date using such accounts.

(w) “COBRA” means Part 6 of Title I of ERISA.

(x) “Code” means the United States Internal Revenue Code of 1986, as amended.

(y) “Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions).

(z) “Company Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any current or future Liability (whether actual, contingent, with respect to any of its assets or otherwise), in each case with respect to any present or former employees, consultants or service providers of the Company or any of its Subsidiaries.

(aa) “Company Benefit Plan” means any Benefit Plan for which the Company or any of its Subsidiaries is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan that the Company or any of its Subsidiaries maintains or to which it is obligated to make payments or has any current or future Liability, in each case with respect to any present or former employees of the Company or any of its Subsidiaries.

(bb) “Company Equity Holders” means, collectively, the holders of all of the Company Interests.

(cc) “Company Equity Holders’ Approval” means the affirmative vote or written consent of the holders of the requisite number of the then outstanding Company Interests voting or consenting together in favor of the adoption of this Agreement, the Transaction Documents, the Merger and the other Transactions in accordance with the DLLCA and the Company’s Organizational Documents.

(dd) “Company Fundamental Representations” means the representations and warranties set forth in Sections 3.2 (Due Organization), 3.3(a) (Company Authorization), 3.4 (Company Capitalization) (other than 3.4(a)) and 3.22 (Brokers and Agents).

(ee) “Company Indebtedness” means, without duplication, the aggregate amount of (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the outstanding principal and accrued but unpaid interest), (ii) any Capital Lease Obligations of the Company or any of its Subsidiaries, (iii) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (iv) any other indebtedness of the Company or its any of its Subsidiaries that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (v) all obligations of the Company or any of its Subsidiaries for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn, called or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Company or any of its Subsidiaries, whether periodically or upon the happening of a contingency, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Company Indebtedness and (viii) all obligation described in clauses (i) through (vii) above of any other Person which is guaranteed by the Company or any of its Subsidiaries (as surety or otherwise) or which is secured by any of the assets of the Company or any of its Subsidiaries. For the avoidance of doubt, Company Indebtedness shall not include (A) any obligations of the Company or any of its Subsidiaries under any performance bond or letter of credit to the extent undrawn, uncalled and unclaimed, (B) any intercompany Liability of the Company or any of its Subsidiaries, (C) any Contingent Marlin Consideration Obligations or the NCP Contingent Payment Amount, or (D) any indebtedness incurred by Parent and its Affiliates (and subsequently assumed by the Company or any of its Subsidiaries) on the Closing Date.

(ff) “Company Interests” means all of the outstanding units of limited liability company interests in the Company, including any Company Profits Units exchanged for Preferred Units (as defined in the Company LLC Agreement) as set forth in the Company LLC Agreement.

(gg) “Company’s knowledge”, “knowledge of the Company”, “known by the Company” or phrases of similar import, mean the actual knowledge, after reasonable inquiry, of each Person named on Schedule 10.1(ee).

(hh) “Company Leased Real Property” means all Real Property leased by any the Company or any of its Subsidiaries.

(ii) “Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 1, 2016.

(jj) “Company Profits Unit” means a Profits Unit of the Company, as defined in the Company LLC Agreement.

(kk) “Company Securityholder Representative Expense Amount” means $2,000,000.

(ll) “Company Sponsor” means CC Payment Holdings, L.L.C., solely in its capacity as a Company Equity Holder and the managing member of the Company, and not in its capacity as the Company Securityholder Representative.

(mm) “Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Authority regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

(nn) “Confidentiality Agreement” means the Non-Disclosure Agreement dated July 8, 2018 by and between Thunder Bridge Acquisition, Ltd. and Repay Holdings, LLC.

(oo) “Contingent Marlin Consideration Obligations” means payments pursuant to that certain Asset Purchase Agreement, dated December 15, 2017, among Marlin Acquirer LLC, Paymaxx Pro, LLC, and each of Christopher M. Leedom, Alexis J. Leedom 2017 Descendant’s Trust U/A/D September 15, 2017, Colin M. Leedom 2017 Descendant’s Trust U/A/D September 15, 2017, and Melissa Leedom.

(pp) “Contract” means any contract, plan, undertaking, arrangement, concession, understanding, agreement, agreement in principle, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other binding commitment, whether written or oral (including any amendments and other modifications thereto).

(qq) “Covered Representations” means the express representations and warranties (i) of the Company, Parent and Merger Sub set forth in ARTICLE III or ARTICLE IV of this Agreement, respectively, as qualified by the Company Disclosure Schedule and the Parent Disclosure Schedule, respectively or (ii) in any Transaction Document.

(rr) “Disinterested Director Majority” means a majority of the disinterested independent directors (i.e., such independent director is not a Company Equity Holder, an Affiliate of a Company Equity Holder, or an officer, director, manager, employee, trustee or beneficiary of a Company Equity Holder, nor an immediate family member of any of the foregoing) then serving on the Surviving Pubco board of directors.

(ss) “Earn Out Units” means 7,500,000 Surviving Company Membership Units, as equitably adjusted for equity splits, equity dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Company Membership Units after the date hereof (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any the Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(tt) “Employee Payments” means any change of control bonuses, transaction bonus, retention bonus, phantom equity, profit participation or similar rights, in any case, made or required to be made, to any current or former employee, independent contractor, director, manager or officer of an Acquired Company solely as a result of the Transactions, in all cases, including the employer portion of any payroll and other employment Taxes payable in connection therewith.

(uu) “Environmental Law” means any Law in any way relating to (i) the protection of human health and safety, to the extent relating to exposure to Hazardous Materials, (ii) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

(vv) “Equity Consideration” means the Estimated Equity Consideration as finally adjusted pursuant to Section 2.5.

(ww) “Equity Interest” means, with respect to any Person, (i) any share, partnership or limited liability company interest, unit of participation or other similar interest (however designated) in such Person and (ii) any option, warrant, purchase right, conversion right, exchange right or other agreement that would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

(xx) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(yy) “ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code and the regulations issued thereunder.

(zz) “Escrow Agent” means Continental Stock Transfer and Trust, as escrow agent.

(aaa) “Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit S, with such changes thereto as the Escrow Agent may reasonably request.

(bbb) “Estimated Equity Consideration” means a number of Surviving Company Membership Units equal to (i) the quotient obtained by dividing (A) an amount equal to (x) the Estimated Merger Consideration minus (y) the Cash Consideration by (B) the Per Share Price, minus (ii) the Adjustment Escrow Units.

(ccc) “Estimated Merger Consideration” means an amount equal to (i) the Base Merger Consideration, minus (ii) the Estimated Closing Adjustment, minus (iii) the Company Securityholder Representative Expense Amount, minus (iv) the NCP Contingent Payment Escrow Amount, if any, minus (v) the Additional Escrow Amount.

(ddd) “Exchange Act” means the Securities Exchange Act 1934, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(eee) “Existing Credit Agreement” means that certain Revolving Credit and Term Loan Agreement, dated as of September 28, 2018, by and among Suntrust Bank, M&A Ventures, LLC, Sigma Acquisition LLC, Wildcat Acquisition LLC, Batch Acquisition LLC and the other parties thereto, as amended.

(fff) “Existing Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of June 18, 2018, by and among Parent, the Parent Sponsor and the other parties thereto.

(ggg) “Fraud Claim” means a claim against a Person for actual intentional fraud (not constructive fraud or negligent misrepresentation) of such Person with respect to a Covered Representation when made; provided, that, for the avoidance of doubt, (i) no Person shall be liable for or as a result of any other Person’s actual intentional fraud and (ii) the maximum Liability with respect to a Fraud Claim of any Company Equity Holder against whom such Fraud Claim is made shall be capped at the value of the consideration received by such Company Equity Holder under this Agreement.

(hhh) “Governmental Authority” means any federal, state, tribal, local or foreign governmental or quasi-governmental entity or municipality or subdivision thereof or any authority, administrative body, department, commission, board, bureau, agency, court, tribunal or instrumentality, arbitration panel, commission or similar dispute resoluving panel or body, or any applicable self-regulatory organization.

(iii) “Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold and urea formaldehyde insulation.

(jjj) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(kkk) “Institutional Equity Holder” means any Company Equity Holder that is not an employee of any Acquired Company or an Affiliate of any such employee.

(lll) “Intellectual Property” means the following subsisting in any jurisdiction throughout the world: (i) patents, patent applications, patentable inventions, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations); (ii) trademarks, service marks, trade dress, trade names, brand names, logos, Internet domain names, corporate names and doing business designations, in each case, whether or not registered, and all registrations and applications for registration or renewal of the foregoing, and all goodwill related to the foregoing; (iii) copyrights, works of authorship, designs, database rights and registrations and applications for registration or renewal thereof, including moral rights of authors; (iv) inventions, invention disclosures, statutory invention registrations, trade secrets and know-how; (v) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(mmm) “IPO Prospectus” means that certain prospectus filed with the SEC pursuant to Rule 424(b)(4) on June 20, 2018 in connection with the completion of Parent’s initial public offering.

(nnn) “Law” means each applicable federal, state, local, municipal, foreign or other law, order, judgment, rule, code, statute, legislation, regulation, principle of common law, treaty, convention, requirement, variance, proclamation, edict, decree, writ, injunction, award, ruling or ordinance that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(ooo) “Letter Agreement” means that certain letter agreement, dated as of June 18, 2018, by and among Parent, the Parent Sponsor and certain other signatories thereto.

(ppp) “Liability” means any direct or indirect liability, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(qqq) “Lien” means any mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge, preference, priority or other security agreement, option, warrant, attachment, right of first refusal, preemption, proxy, voting trust, conversion, put, call or other claim or right, restriction on transfer, under any shareholder or similar agreement, any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

(rrr) “Material Adverse Effect” means any result, occurrence, fact, change, event or effect (collectively, “Events”) that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Acquired Companies, taken as a whole, or (ii) the ability of the Company, the Company Securityholder Representative or any Company Equity Holder to consummate the Transactions or to perform their respective obligations hereunder or under the Transaction Documents to which they are a party or bound. Notwithstanding the foregoing, for purposes of clause (i) above, no Event (by itself or taken with any and all of the other Events) that results from or arises out of or is related to any of the following shall be deemed to constitute or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change affecting generally the industries or markets in which the Acquired Companies operate, including in any change in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, (ii) acts of God, or any change in national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iii) any change in GAAP (or the interpretation thereof), (iv) any change in Law, rules, regulations, Orders, or other binding directives issued by any Governmental Authority (or the interpretation thereof), (v) any failure by the Company to meet any internal or external operating projections or forecasts or revenue or earnings predictions (provided, that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) the taking of any action expressly required by this Agreement or (vii) the public announcement or pendency of this Agreement or any of the Transactions (including but not limited to any impact on the relationships of the Acquired Companies with Merchants or other customers, vendors, referral partners or employees, including voluntary departures of employees in anticipation of the Transactions); provided, further, in each case under clauses (i), (ii), (iii) or (iv) above, that such change does not affect the Acquired Companies in a disproportionate manner relative to other Persons operating in the industries or markets in which the Acquired Companies operate.

(sss) “Maximum NCP Contingent Payment Amount” means the maximum amount payable as the Earn-Out Payment Amount (as defined in the NCP Agreement) under the NCP Agreement.

(ttt) “Merchant” means any customer for whom the Company or any of its Subsidiaries, directly or indirectly, provides or arranges to provide payment processing services.

(uuu) “Merger Consideration” means the Cash Consideration plus the Equity Consideration.

(vvv) “Merger Sub Equity Holder’s Approval” means the affirmative vote or written consent of Parent voting or consenting in favor of the adoption of this Agreement, which Merger Sub Equity Holder’s Approval was effectuated by the Merger Sub Equity Holder Written Consent.

(www) “Multiemployer Plan” means any Benefit Plan described in Section 3(37) of ERISA.

(xxx) “NACHA” means the National Automated Clearing House Association, and any successor organization.

(yyy) “NCP Agreement” means that certain Unit Purchase Agreement, dated as of July 22, 2016, by and among Hawk Buyer Holdings LLC, Repay Holdings, LLC, NCP Payment Systems, LLC and the Persons listed on Annex A thereto.

(zzz) “NCP Contingent Payment Amount” means any payment made in satisfaction of the Earn-Out Payment Amount (as defined in the NCP Agreement) as determined based on the Final Earn-Out Revenue Amount (as defined in the NCP Agreement).

(aaaa) “Neutral Accountant” means a nationally-recognized accounting firm that is mutually acceptable to the Surviving Pubco and the Company Securityholder Representative and independent to both Parties.

(bbbb) “Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

(cccc) “Organizational Documents” means: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement, operating agreement and the certificate of organization of a limited liability company, (v) the trust agreement and any documents that govern the formation of a trust; (vi) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vii) any amendment to any of the foregoing.

(dddd) “Parent Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by Parent or any of its Subsidiaries thereof or with respect to which Parent or any of its Subsidiaries thereof has any current or future Liability (whether actual, contingent, with respect to any of its assets or otherwise), in each case with respect to any present or former employees, consultants or service providers of Parent or any of its Subsidiaries.

(eeee) “Parent Benefit Plan” means any Benefit Plan for which Parent or any Subsidiary thereof is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan that Parent or any Subsidiary thereof maintains or to which it is obligated to make payments or has any current or future Liability, in each case with respect to any present or former employees of Parent or any Subsidiary thereof.

(ffff) “Parent Equity Holder” means any holders of Parent Class A Shares, Parent Class B Shares or Parent Preferred Shares.

(gggg) “Parent Equity Holders’ Approval” means the affirmative vote or written consent of the holders of, (i) with respect to the Merger, including the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger, a majority of the Parent Class A Shares and Parent Class B Shares that are present and vote at the Parent Equity Holder Meeting; (ii) with respect to the Domestication, a two-thirds majority of the then outstanding Parent Class A Shares and Parent Class B Shares that are present for and vote at the Parent Equity Holder Meeting and (iii) with respect to the election of each of the Post-Closing Directors set forth in Section 5.14, by a majority of the outstanding Parent Class B Shares as of the record date for the Parent Equity Holder Meeting that are present at the Parent Equity Holder Meeting.

(hhhh) “Parent Fundamental Representations” means the representations and warranties set forth Section 4.2 (Due Organization), 4.3(a) (Parent and Merger Sub Authorization), 4.4 (Capitalization) (other than 4.4(a)) and 4.8 (Brokers and Agents).

(iiii) “Parent’s knowledge”, “knowledge of Parent”, “known by Parent” or phrases of similar import or any of the foregoing with respect to Parent, mean the actual knowledge, after reasonable inquiry, of each Person named on Schedule 10.1(gggg).

(jjjj) “Parent Material Adverse Effect” means any Event that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would be reasonably likely to have a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Acquiror Companies, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the Transactions or to perform their respective obligations hereunder or under the Transaction Documents to which they are a party or bound. Notwithstanding the foregoing, for purposes of clause (i) above, no Event (by itself or taken with any and all of the other Events) that results from or arises out of or is related to any of the following shall be deemed to constitute or be taken into account in determining whether there has been, a Parent Material Adverse Effect: (i) any change affecting generally the industries or markets in which the Acquiror Companies operate, including in any change in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, (ii) acts of God, or any change in national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iii) any change in GAAP (or the interpretation thereof), (iv) any change in Law, rules, regulations, orders, or other binding directives issued by any Governmental Authority (or the interpretation thereof), (v) the taking of any action expressly required by this Agreement, (vi) the public announcement or pendency of this Agreement or any of the Transactions or (vii) the consummation and effects of the Redemption; provided, further, in each case under clauses (i), (ii), (iii) or (iv) above, that such change does not affect the Acquiror Companies in a disproportionate manner relative to other Persons operating in the industries or markets in which the Acquiror Companies operate.

(kkkk) “Parent Public Units” means the units issued in the IPO or the overallotment consisting of one (1) Parent Class A Share and one (1) Parent Warrant.

(llll) “Parent Sponsor” means Thunder Bridge Acquisition LLC, a Delaware limited liability company.

(mmmm) “Payment Card Industry Data Security Standard” shall mean the information security standard, developed by the founding payment brands of the PCI Security Standards Council (including Visa, MasterCard, Discover, American Express and JCB International) and applicable to organizations that handle payment and/or personal information.

(nnnn) “PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

(oooo) “Pension Plan” means any Benefit Plan subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA (including any Multiemployer Plan).

(pppp) “Per Share Price” means an amount equal to $10.00 per share (as equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the date hereof (other than in respect of issuances of Surviving Pubco Class A Shares in connection with (i) any Additional Equity Financing or (ii) the issuance of the Equity Consideration (including the Estimated Equity Consideration)).

(qqqq) “Permit” with respect to any Person, any license, accreditation, bond, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

(rrrr) “Permitted Liens” means (i) any Lien for Taxes that are not yet due and payable as of the Closing Date or for Taxes that the taxpayer is diligently contesting in good faith and for which adequate reserves have been established, (ii) any landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar statutory Lien arising or incurred in the ordinary course of business that does not materially detract from the value or use of the property encumbered thereby, (iii) any minor imperfection of title, condition, easement and reservation of rights (including any easement and reservation of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes), encroachment, covenant or restriction that does not materially detract from the use of the property encumbered thereby or interfere or otherwise impair the current use, occupancy, value or marketability of title of the assets subject thereto, (iv) restrictions on transfers under applicable state and federal securities Laws or pursuant to the terms of the Company LLC Agreement, (v) zoning, entitlement, building and other land use regulations and codes imposed by any Governmental Authority having jurisdiction over the Company Leased Real Property which are not violated in any material respect by the current use thereof; (vi) statutory Liens of lessors under the Real Property Leases for amounts not yet due, or Liens encumbering the fee interests (or any superior leasehold interest) in the Company Leased Real Property; and (vii) any Lien in favor of Card Associations pursuant to Contracts entered into in the ordinary course of business consistent with past practices.

(ssss) “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, union, association, court, tribunal, agency, government, department, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality, Governmental Authority or other entity, enterprise, authority or business organization.

(tttt) “Qualified Plan” means any Company Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code.

(uuuu) “Real Property” means all interests in real property including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, together with any additions thereto or replacements thereof.

(vvvv) “Real Property Lease” means any lease, sublease, license or other Contract with respect to Real Property.

(wwww) “Redemption Price” means an amount equal to the price at which each Parent Class A Share (or after the Domestication, Surviving Pubco Class A Share) is redeemed pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Surviving Pubco Class A Shares after the Closing).

(xxxx) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

(yyyy) “Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

(zzzz) “Representatives” means, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective officers and directors (or Persons holding comparable positions), employees, consultants, independent contractors, subcontractors, advisors, accountants, legal and other agents or legal representatives.

(aaaaa) “Required Amount” means an amount of cash sufficient for Parent, Merger Sub, the Surviving Pubco and the Surviving Company to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related expenses payable by them in connection with the Transactions, assuming for such purposes that the Company and its Subsidiaries have not incurred any additional Company Indebtedness or Employee Payments since the Most Recent Balance Sheet Date, has retained at least the same amount of Closing Cash since the Most Recent Balance Sheet Date.

(bbbbb) “Required Cash Consideration Amount” means an amount equal to (i) $300,000,000, minus (ii) the NCP Contingent Payment Escrow Amount, if any, minus (iii) the Company Securityholder Representative Expense Amount, minus (iv) the Additional Escrow Amount.

(ccccc) “Required Information” means the financial information required by Section 5 of Exhibit C of the Debt Commitment Letter in order for the Parent to prepare pro forma financial statements, as in effect on the date of this Agreement.

(ddddd) “Restricted Cash” means cash that is subject to a prohibition on use in the operations of the business of the Acquired Companies based on a contractual arrangement with a third party.

(eeeee) “SEC” means the U.S. Securities and Exchange Commission.

(fffff) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(ggggg) “Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

(hhhhh) “Subsidiaries” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

(iiiii) “Surviving Company Membership Units” means the membership units of the Surviving Company, which such membership units shall be non-voting membership units, and which shall otherwise provide the holder thereof with, and subject the holder to, such rights, privileges, restrictions and obligations as set forth in the Surviving Company Amended and Restated Limited Liability Company Agreement.

(jjjjj) “Surviving Pubco Class A Share” means a Class A Share of the Surviving Pubco, as set forth in the Surviving Pubco Charter.

(kkkkk) “Surviving Pubco Class V Share” means a Class V Share of the Surviving Pubco, as set forth in the Surviving Pubco Charter.

(lllll) “Surviving Pubco Common Stock” means Surviving Pubco Class A Shares together with the Surviving Pubco Class V Shares.

(mmmmm) “Surviving Pubco Indebtedness” means, without duplication, the aggregate amount of (i) indebtedness of the Surviving Pubco or any of its Subsidiaries for borrowed money (including the outstanding principal and accrued but unpaid interest), (ii) any Capital Lease Obligations of the Surviving Pubco or any of its Subsidiaries, (iii) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (iv) any other indebtedness of the Surviving Pubco or any of its Subsidiaries that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (v) all obligations of the Surviving Pubco or any of its Subsidiaries for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn, called or claimed against, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Surviving Pubco or any of its Subsidiaries, whether periodically or upon the happening of a contingency, (vii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of the Surviving Pubco or any of its Subsidiaries and (viii) all obligations described in clauses (i) through (vii) above of any other Person which is guaranteed by the Surviving Pubco or any of its Subsidiaries (as surety or otherwise) or which is secured by any of the assets of the Surviving Pubco or any of its Subsidiaries. For the avoidance of doubt, the Surviving Pubco Indebtedness shall not include (A) any obligations of the Surviving Pubco or any of its Subsidiaries under any performance bond or letter of credit to the extent undrawn, uncalled and unclaimed, (B) any intercompany Liability of the Surviving Pubco or any of its Subsidiaries or (C) any Unpaid Company Indebtedness (including any amounts that are not satisfied at the Closing, but for the avoidance of doubt, excluding the Debt Financing).

(nnnnn) “Target Working Capital” means $4,000,000.

(ooooo) “Tax” (including with correlative meaning the term “Taxes”) means any and all direct or indirect taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes or similar assessments imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties or additions to tax imposed with respect to such items.

(ppppp) “Tax Proceeding” means any audit, investigation, litigation, dispute or other similar proceeding with respect to Taxes.

(qqqqq) “Tax Return” means any and all reports, returns (including information returns and claims for refunds), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

(rrrrr) “Termination Date” means June 30, 2019.

(sssss) “Trading Day” means any day on which Surviving Pubco Class A Shares are actually traded on the principal securities exchange or securities market on which Surviving Pubco Class A Shares are then traded.

(ttttt) “Transaction Documents” means each of the agreements and instruments contemplated by this Agreement hereby to be executed on the date hereof or on or prior to the Closing Date by a Company Equity Holder, the Company Securityholder Representative, the Company, Parent, Merger Sub and/or any of their respective Affiliates. The Transaction Documents include, without limitation, the Merger Sub Equity Holder Written Consent, the Waiver Agreement, the Parent Sponsor Director Support Agreements, the Company Sponsor Support Agreement, the Company Sponsor Director Support Agreements, the Company Equity Holder Support Agreements, the Parent Sponsor Letter, the Surviving Company Amended and Restated Limited Liability Company Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement, the Simanson Stockholders Agreement, the Organization Agreement, the Surviving Pubco Class V Share Subscription and Distribution Agreement, the Company Sponsor Stockholders Agreement, the Founder Stockholders Agreement, the Letter of Transmittal, the Paying and Exchange Agent Agreement, the Surviving Pubco Charter, the Surviving Pubco Bylaws and the Escrow Agreement.

(uuuuu) “Transaction Expenses” means, to the extent payable by any Company Equity Holder or the Acquired Companies (and not paid by the Acquired Companies before the Closing), all costs and expenses incurred by or on behalf of any Acquired Company at or prior to the Closing in connection with the preparation, execution and performance of this Agreement, the Transaction Documents and consummation of the Transactions and any related agreements in connection with the Transactions, including, without limitation, all fees and out of pocket expenses due all attorneys, accountants and financial advisors of any Acquired Company, and any success fees due or otherwise earned upon the Closing (but in all cases excluding the cost of the “tail” directors’ and officers’ liability insurance policies purchased pursuant to Section 6.4).

(vvvvv) “Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, the Domestication, the Merger, and the issuance of Surviving Pubco Class V Shares and Surviving Company Membership Units in connection with the Merger.

(wwwww) “Unpaid Company Indebtedness” means all Company Indebtedness outstanding at the Closing.

(xxxxx) “Unpaid Excess Transaction Expenses” means Unpaid Transaction Expenses in excess of $15,000,000.

(yyyyy) “Unpaid Transaction Expenses” means all Transaction Expenses outstanding at the Closing.

(zzzzz) “Unvested Profits Units” has the meaning ascribed thereto in the Company LLC Agreement.

(aaaaaa) “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by a nationally recognized independent investment banking firm mutually agreed between the Company Securityholder Representative and the Surviving Pubco.

(bbbbbb) “Willful and Intentional Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) where the breaching Party knows such action or omission is or would reasonably be expected to result in a breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by this Agreement.

10.2 Accounting Terms. Except as otherwise expressly provided in this Agreement, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with GAAP.

10.3 Usage. The defined terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “Articles”, “Sections”, “Exhibits”, “Annexes” and “Schedules” shall be deemed to be references to articles and sections of and exhibits, annexes and schedules to this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The phrase “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practices”. The word “predecessor” shall, when used with respect to any Person, mean such Person’s predecessors and any other Person for whose conduct such Person is or may be responsible. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Transaction Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

10.4 Index of Defined Terms.

ACA	25
Acquired Company Confidential Information	68
Acquisition Proposal	58
Additional Equity Financing	65
Additional Escrow Account	9
Additional Escrow Claim	72
Additional Escrow Payout Schedule	11
Adjustment Amount Payout Schedule	11
Adjustment Unit Escrow Account	9
Agreement	1
Allocation	68
Alternative Financing	62
Alternative Transaction	58
Base Balance Sheet	22
Business Combination	81
Cash Consideration Payout Schedule	11
Certificate of Merger	3
Class I Directors	59
Class II Directors	59
Class III Directors	59
Closing	3
Closing Adjustment Statement	13
Closing Date	3
Companies Laws	1
Company	1
Company Disclosure Schedule	19
Company Equity Holder Support Agreement	2
Company Non-Recourse Party	109
Company Sale	18
Company Securityholder Representative	1
Company Sponsor Director Support Agreement	2
Company Sponsor Stockholders Agreement	8
Company Sponsor Support Agreement	2
Company Support Agreements	2
control	84
controlled by	84
D&O Indemnitees	73
Debt Commitment Letter	40
Debt Financing	40
DGCL	1
DLLCA	1
Domestication	1
Earn Out Payout Schedule	11
Earned Earn Out Units	17
Effective Time	3
Enforcement Exceptions	20
Equity Consideration Payout Schedule	11
Estimated Closing Adjustment	13
Estimated Closing Adjustment Statement	13
Excess Amount	16
Exchange Agreement	7
Excluded Financing Expenses	64
Final Closing Adjustment	13
Final Closing Adjustment Statement	13
Financial Statements	22
Flow-Through Tax Item	69
Founder Stockholders Agreement	8
GAAP	13
Group	18
Intended Tax Treatment	68
IPO	81
IRS	25

Letter of Transmittal	12
Material Contracts	28
Material Permits	27
Merger	1
Merger Sub	1
Merger Sub Equity Holder Written Consent	1
Most Recent Balance Sheet Date	22
NCP Contingent Payment Escrow Account	9
NCP Contingent Payment Escrow Amount	9
NCP Contingent Payment Remaining Amount	16
NCP Contingent Payment Remaining Amount Payout Schedule	11
Objection Notice	14
Organization Agreement	7
Parent	1
Parent Class A Share Certificate	9
Parent Class A Shares	36
Parent Class B Share Certificate	9
Parent Class B Shares	36
Parent Common Stock	36
Parent Disclosure Schedule	35
Parent Equity Holder Meeting	55
Parent Financials	42
Parent Non-Recourse Party	110
Parent Related Party	44
Parent Sponsor Director Support Agreement	2
Parent Warrants	36
Parties	1
Party	1
Paying and Exchange Agent	12
Paying and Exchange Agent Agreement	12
Post-Closing Directors	59
Post-Closing Pubco Board	59
Prospectus	81
Proxy Statement	55
Public Certifications	42
Public Stockholders	81
Redemption	44
Registration Rights Agreement	7
Registration Statement	55
Remaining Amount	15
SEC Reports	42
Stock Price Earn-Out Statement	17
Stockholders Agreement	8
Surviving Company	1
Surviving Company Amended and Restated Limited Liability Company Agreement	3
Surviving Pubco	1
Surviving Pubco Bylaws	67
Surviving Pubco Charter	67
Surviving Pubco Class V Share Subscription Agreement	7
Surviving Pubco Plans	74
Surviving Pubco Public Warrants	2
Surviving Pubco Warrants	2
Tax Partnership Matters
Tax Receivable Agreement	7
Top Merchant	32
Top Merchants	32
Top Vendor	32
Top Vendors	32
Transfer Taxes	69
Trust Account	81
Trust Agreement	44
Trustee	44
under common control with	84
Voting Matters	55
Waiver Agreement	2
Withdrawing Director	59

ARTICLE XI

General

11.1 Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier postage prepaid (receipt requested), (c) on the date sent by email of a PDF document (with confirmation of transmission, and provided, that, unless affirmatively confirmed by the recipient as received, notice is also sent to such party under another method permitted in this Section 11.1 within two (2) Business Days thereafter) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.1):

If to Parent or Merger Sub prior to the Closing:

Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066
Attention: Gary Simanson, CEO
(202) 431-0507 (phone)
gsimanson@thunderbridge.us

With a required copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention:	Douglas Ellenoff, Esq. Matthew A. Gray, Esq.

(212) 370-1300 (phone)
ellenoff@egsllp.com
mgray@egsllp.com

If to the Company (prior to Closing):

Hawk Parent Holdings LLC
c/o Repay Holdings, LLC

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

(404) 504-7474 (phone)

jmorris@repayonline.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

and

Troutman Sanders LLP

600 Peachtree Street, Suite 3000

Atlanta, Georgia 30308

Attention: Tyler B. Dempsey

(404) 885-3764 (phone)

tyler.dempsey@troutman.com

If to the Company Securityholder Representative:

CC Payment Holdings, L.L.C.
c/o Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, New York 10022
Attention: Jeremy S. Schein
(212) 224-9400 (phone)
schein@corsair-capital.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

If to the Surviving Pubco or the Surviving Company after Closing:

Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

Attention: John A. Morris, CEO

(404) 504-7474 (phone)

jmorris@repayonline.com

With a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Maripat Alpuche

(212) 455-3971 (phone)

malpuche@stblaw.com

and

Troutman Sanders LLP

600 Peachtree Street, Suite 3000

Atlanta, Georgia 30308

Attention: Tyler B. Dempsey

(404) 885-3764 (phone)

tyler.dempsey@troutman.com

11.2 Entire Agreement. This Agreement (which includes the Company Disclosure Schedule, the Parent Disclosure Schedule, the other schedules hereto and the exhibits hereto), the Transaction Documents and the Confidentiality Agreement set forth the entire understanding of the Parties with respect to the Transactions. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement. Each of the Company Disclosure Schedule, the Parent Disclosure Schedule, the other schedules and the exhibits is incorporated herein by this reference and expressly made a part hereof, and all terms used in the Company Disclosure Schedule, the Parent Disclosure Schedule or any schedule or exhibit shall have the meaning ascribed to such term in this Agreement.

11.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties hereto may assign its rights or obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably conditioned, withheld or delayed; provided, that each of Parent and Merger Sub may assign all or certain provisions of this Agreement or any interest herein to the Debt Financing Sources following the Closing without the prior written consent of any other Party. No assignment shall relieve the assigning Party of any of its obligations hereunder.

11.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11.5 Expenses and Fees. Except as otherwise specifically provided for herein, each of the Parties shall bear its own expenses in connection with the negotiation and execution of this Agreement, the performance of its obligations hereunder and the consummation of the Transactions, including, all fees and expenses of its legal counsel, investment bankers, financial advisors, accountants and other advisors.

11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. Notwithstanding anything to the contrary in the foregoing, each of the parties agrees that all disputes and proceedings (in contract, in tort, or otherwise) arising out of or related to the Debt Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11.7 Submission to Jurisdiction; WAIVER OF JURY TRIAL.

(a) Each of the Parties hereto (i) irrevocably and unconditionally submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wimington, Delaware (and in each case, any appellate courts thereof) in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) irrevocably and unconditionally agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties hereto irrevocably and unconditionally waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any Party hereto may make service on another party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.7, however, shall affect the right of any party to serve legal process in any other manner permitted by law. To the extent permitted by applicable law, each Party hereby irrevocably and unconditionally waives all rights to trial by jury in any action OR proceeding contemplated hereby.

(b) Notwithstanding the foregoing Section 11.7(a), any dispute relating to the preparation or determination of the Closing Adjustment Statement, Closing Adjustment Items, Final Closing Adjustment Statement or the Final Closing Adjustment shall be resolved exclusively pursuant to Section 2.5 or 2.6, as applicable (except for any action or proceeding for the enforcement of any determination by the Neutral Accountant, which shall be subject to Section 11.7(a)).

(c) Notwithstanding Section 11.7(a), each of the parties hereto agrees that it will not bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any provider of the Debt Financing in any way related to this Agreement or any of the transactions contemplated hereby in any forum other than the Supreme Court of the State of New York, or if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court of the Southern District of New York (and appellate courts thereof). In the event of any trial taking place in New York as contemplated by the prior sentence, each party hereto waives, to the fullest extent permitted by applicable law, any right to have a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated by this Agreement, to the extent the dispute arises out of or relates to any provider of the Debt Financing, any related documents, or the performance thereof.

11.8 Specific Performance. Each Party acknowledges that the other Parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any Party of any of the covenants or agreements contained in this Agreement or the Transaction Documents. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, each Party shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other Parties’ covenants and agreements contained in this Agreement and the Transaction Documents, in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of any of the covenants or agreements contained in this Agreement or the Transaction Documents and to enforce specifically the terms and provisions of this Agreement or the Transaction Documents shall not be required to provide any bond or other security in connection with such order or injunction.

11.9 Severability. If any provision of this Agreement or the application thereof to any Person or circumstances is held by a court of competent jurisdiction or other Governmental Authority to be invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such Person or circumstances in any other jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable. Upon such determination by such court or other Governmental Authority, the Parties will substitute for any invalid or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

11.10 Amendment; Waiver.

(a) This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party; provided, that, for the avoidance of doubt, if the condition precedent set forth in Section 7.3(c) has not been satisfied on the Closing Date, the Company may elect to partially waive (in an instrument in writing signed by the Company) the condition precedent set forth in Section 7.3(c) and elect to receive (i) Cash Consideration in an amount less than the Required Cash Amount and (ii)  Estimated Equity Consideration (and, following the determination thereof in accordance with the provisions of Section 2.5, Equity Consideration) in lieu thereof in accordance with the terms of this Agreement; provided, further, that any such partial waiver shall only affect the relative portions of Merger Consideration payable in cash or Surviving Company Membership Units, and shall not be construed in any way to reduce the Merger Consideration payable to the Company Equity Holders.

(b) Notwithstanding anything to the contrary set forth in Section 11.10(a), none of this Section 11.10(b), the last sentence of Section 8.2 (Effect of Termination), the proviso to Section 11.3 (Successors and Assigns), the last sentence of Section 11.6 (Governing Law), Section 11.7(c) (Submission to Jurisdiction; Waiver of Jury Trial) or the proviso to Section 11.11 (Absence of Third Party Beneficiary Rights) may be amended, restated, supplemented or modified in any manner materially adverse to any Debt Financing Source without the consent of such Debt Financing Source (not to be unreasonably withheld, conditioned or delayed).

11.11 Absence of Third Party Beneficiary Rights. Except for Section 6.4 and ARTICLE IX, no provision of this Agreement is intended, nor will be interpreted, to provide or to create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, stockholder, officer, director, employee or partner of any Party or any other Person, other than the Parties; provided, that the Debt Financing Sources shall be third-party beneficiaries to this proviso to Section 11.11, the last sentence of Section 8.2 (Effect of Termination), the proviso to Section 11.3 (Successors and Assigns), the last sentence of Section 11.6 (Governing Law), Section 11.7(c) (Submission to Jurisdiction; Waiver of Jury Trial) and, Section 11.10(b) (Amendment; Waiver).

11.12 Mutual Drafting. This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party.

11.13 Further Representations. Each Party acknowledges and represents that it has been represented by its own legal counsel in connection with the Transactions, with the opportunity to seek advice as to its legal rights from such counsel. Each Party further represents that it is being independently advised as to the tax consequences of the Transactions and is not relying on any representation or statements made by any other Party as to such tax consequences.

11.14 Waiver of Conflicts.

(a) The Parties agree, on their own behalf and on behalf their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP may serve as counsel to the Company Equity Holders and their Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP prior to the Closing Date of the Company. The Parties hereby (i) waive any claim they have or may have that Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises either before or after the Closing between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and any of the Company Equity Holders or any of their respective Affiliates, on the other hand, Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP may represent the Company Equity Holders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company) and even though Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP may have represented the Company in a matter substantially related to such dispute. The Parties also further agree that, as to all communications prior to the Closing among Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP and the Company, the Company Equity Holders or the Company Equity Holders’ Affiliates and Representatives, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belong to the Company Equity Holders and may be controlled by the Company Equity Holders and shall not pass to or be claimed by Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company). Notwithstanding the foregoing, in the event that a dispute arises between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and a third party other than a Party to this Agreement (or any Affiliate or Representative thereof) after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP and/or Troutman Sanders LLP to such third party; provided, however, that the Surviving Company may not waive such privilege without the prior written consent of the Company Securityholder Representative.

(b) The Parties agree, on their own behalf and on behalf their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Ellenoff Grossman & Schole LLP may serve as counsel to the Parent Sponsor and its Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Ellenoff Grossman & Schole LLP prior to the Closing Date of Parent. The Parties hereby (i) waive any claim they have or may have that Ellenoff Grossman & Schole LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises either before or after the Closing between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and Parent Sponsor or any of its Affiliates, on the other hand, Ellenoff Grossman & Schole LLP may represent the Parent Sponsor or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company) and even though Ellenoff Grossman & Schole LLP may have represented the Company in a matter substantially related to such dispute. The Parties also further agree that, as to all communications prior to the Closing among Ellenoff Grossman & Schole LLP and Parent, the Parent Sponsor or the Parent Sponsor’s Affiliates and Representatives, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belong to the Parent Sponsor and may be controlled by the Parent Sponsor and shall not pass to or be claimed by Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company). Notwithstanding the foregoing, in the event that a dispute arises between Parent (or the Surviving Pubco), Merger Sub or the Company (or the Surviving Company), on the one hand, and a third party other than a Party to this Agreement (or any Affiliate or Representative thereof) after the Closing, the Surviving Pubco may assert the attorney-client privilege to prevent disclosure of confidential communications by Ellenoff Grossman & Schole LLP to such third party; provided, however, that the Surviving Pubco may not waive such privilege without the prior written consent of the Parent Sponsor.

11.15 Public Disclosure. Except as otherwise provided herein (including with respect to the Announcement 8-K, the Completion 8-K, the Signing Press Release and the Closing Press Release) or as required by applicable Law, none of the Parties shall make any disclosure or permit any of their respective Affiliates to make any disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement unless previously approved by Parent, the Company and, after the Closing, the Company Securityholder Representative in writing, which approval shall not be unreasonably conditioned, withheld or delayed. No Company Equity Holder shall, and each Company Equity Holder shall cause each of its Affiliates not to, at any time, divulge, disclose or communicate to others in any manner whatsoever, information or statements which disparage or are intended to disparage Parent, the Acquired Companies or any of their respective Affiliates and their respective business reputations; provided, however, that (i) any such Party may disclose such terms to its accountants and advisors who have a “need-to-know” solely for the purpose of providing services related to the Transactions to such party, and (ii) any Institutional Equity Holder may disclose any information relating to the Transactions to any investor or limited partner of such Institutional Equity Holder to the extent such disclosure is made in the ordinary course of such Institutional Equity Holder’s reporting or review procedure or in connection with such Institutional Equity Holder’s ordinary course fundraising, marketing, information or reporting activities.

11.16 Currency. Whenever any payment hereunder is to be paid in “cash”, payment shall be made in the legal tender of the United States and the method for payment shall be by wire transfer of immediately available funds. In the event there is any need to convert U.S. dollars into any foreign currency, or vice versa, for any purpose under this Agreement, the exchange rate shall be that published by the Wall Street Journal on the date an obligation is paid (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street Journal is published).

11.17 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, except with respect to Excluded Company Matters, by its acceptance of the benefits of this Agreement, Parent and Merger Sub each covenants, agrees and acknowledges that no Persons other than the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and thereunder, and that, notwithstanding that the Company Equity Holders or their respective managing members or general partners may be partnerships or limited liability companies, none of Parent or Merger Sub has any right of recovery under this Agreement or any Transaction Document, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Company or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Company, a “Company Non-Recourse Party”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Without limiting the foregoing, other than with respect to any Excluded Company Matters, no claim will be brought or maintained by Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, direct or indirect equity holders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, direct or indirect equity holder, equity financing source, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing against any Company Non-Recourse Party that is not otherwise expressly identified as a Party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, opinion, agreement or other document of the Company or any other Person delivered hereunder.

(b) Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, except with respect to Excluded Parent Matters, by its acceptance of the benefits of this Agreement (and with respect to each Company Equity Holder, in accordance with the Letter of Transmittal delivered by such Company Equity Holder in accordance with the requirements of this Agreement), the Company, the Company Securityholder Representative and each Company Equity Holder each covenants, agrees and acknowledges that no Persons other than Parent and Merger Sub have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and thereunder, and that, notwithstanding that the Parent Sponsor or its managing member or general partners may be partnerships or limited liability companies, none of the Company, the Company Securityholder Representative or the Company Equity Holders has any right of recovery under this Agreement or any Transaction Document, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of Parent or Merger Sub or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including Parent or Merger Sub, a “Parent Non-Recourse Party”), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub (or their respective successors) against any Parent Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Without limiting the foregoing, other than with respect to any Excluded Parent Matters, no claim will be brought or maintained by the Company, the Company Securityholder Representative, the Company Equity Holders or any of their respective former, current or future general or limited partners, stockholders, direct or indirect equity holders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, direct or indirect equity holder, equity financing source, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing against any Parent Non-Recourse Party that is not otherwise expressly identified as a Party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any Party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, opinion, agreement or other document of the Company or any other Person delivered hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

COMPANY:

HAWK PARENT HOLDINGS, LLC

By:	/s/ John A. Morris
Name:	John A. Morris
Title:	Chief Executive Officer

COMPANY SECURITYHOLDER REPRESENTATIVE:

CC PAYMENT HOLDINGS, L.L.C.

By:	/s/ D.T. Ignacio Jayanti
Name:	D.T. Ignacio Jayanti
Title:	Managing Partner

[Parent Signature Page to Follow]

[Company and Securityholder Representative Signature Page to Agreement and Plan of Merger]

PARENT:

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Chief Executive Officer

MERGER SUB:

TB ACQUISITION MERGER SUB LLC

By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	President

[Parent and Merger Sub Signature Page to Agreement and Plan of Merger]

Annex A

Within fifteen (15) calendar days after the consummation of the Closing, the Surviving Pubco will file with the SEC (at the Surviving Pubco’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Surviving Pubco Class A Shares purchased by the investor in the Additional Equity Financing (the “Shares”), and Surviving Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. Surviving Pubco will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two years from the issuance of the Shares, or (ii) on the first date on which the investor can sell all of its Shares (or securities received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold. The investor will disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Surviving Pubco’s securities to Surviving Pubco upon request to assist Surviving Pubco in making the determination described above. Surviving Pubco’s obligations to include the Shares in the Registration Statement are contingent upon the investor furnishing in writing to Surviving Pubco such information regarding the investor, the securities of Surviving Pubco held by the investor and the intended method of disposition of the Shares as shall be reasonably requested by Surviving Pubco to effect the registration of the Shares, and shall execute such documents in connection with such registration as Surviving Pubco may reasonably request that are customary of a selling stockholder in similar situations. Surviving Pubco may suspend the use of any such registration statement if it determines in the opinion of counsel for Surviving Pubco that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that, Surviving Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by the investor of such securities as soon as practicable thereafter.